SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Financial Statements for the six-month period ended on December 31, 2009 and 2008.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited Financial Statements

Corresponding to the six-month periods

ended December 31, 2009 and 2008

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Cresud Sociedad Anonima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation from the original prepared in Spanish

for publication in Argentina

Unaudited Consolidated Financial Statements

Corresponding to the six-month periods

ended December 31, 2009 and 2008

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 75 started on July 1, 2009

Unaudited Financial Statements for the period ended December 31, 2009

In comparative format with previous fiscal year (Note 1- Consolidated Statements)

(in thousands of pesos)

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Free translation from the original prepared in spanish

for publication in Argentina

Of the by-laws:	February 19th, 1937

Of the latest amendment:	July 28th, 2008

Duration of the Company:	June 6th, 2082

Information on controlled companies in Note 2 to the Consolidated Unaudited Financial Statements

CAPITAL STATUS (Note 3 of basic unaudited financial statements)
SHARES

Type of stock	Authorized	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,539,733	501,539,733	501,539,733

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as of December 31, 2009 and 2008 and June 30, 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	December 31, 2009 (Notes 1, and 2)	June 30, 2009 (Notes 1, and 2)	December 31, 2008 (Notes 1, and 2)
ASSETS
Current Assets
Cash and banks (Note 4.a.)	57,314	82,459	76,399
Investments (Note 4.b.)	290,732	345,541	360,295
Trade accounts receivable, net (Note 4.c.)	329,193	303,095	277,660
Other receivables (Note 4.d.)	239,566	287,363	212,723
Inventories (Note 4.e.)	234,767	139,197	183,037

Total Current Assets	1,151,572	1,157,655	1,110,114

Non-Current Assets
Trade accounts receivable (Note 4.c.)	22,912	9,230	12,039
Other receivables (Note 4.d.)	242,128	242,592	252,898
Inventories (Note 4.e.)	253,984	251,529	237,017
Investments on controlled and related companies (Note 4.b.)	1,753,246	1,337,390	979,622
Other investments (Note 4.b.)	16,045	21,215	51,295
Property and Equipment, net (Note 4.f.)	3,243,299	3,309,998	3,087,468
Intangible assets, net (Note 4.g.)	63,437	55,187	44,743

Subtotal Non-Current Assets	5,595,051	5,227,141	4,665,082

Goodwill, net (Note 4.h.)	(378,409)	(408,740)	(315,692)

Total Non-Current Assets	5,216,642	4,818,401	4,349,390

Total Assets	6,368,214	5,976,056	5,459,504

LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.i.)	371,263	339,894	263,617
Mortgages payable (Note 4.j.)	—	1,930	3,450
Short-term debt (Note 4.k.)	742,079	536,888	430,084
Salaries and social security payable (Note 4.l.)	36,574	41,754	26,914
Taxes payable (Note 4.m.)	110,841	155,952	117,311
Advances from customers (Note 4.n.)	141,272	97,386	95,917
Other liabilities (Note 4.o.)	75,630	136,057	104,243
Provisions for lawsuits and contingencies (Note 4.p.)	2,224	4,051	2,045

Total Current Liabilities	1,479,883	1,313,912	1,043,581

Non-Current Liabilities
Trade accounts payable (Note 4.i.)	50,822	89,193	87,102
Advances from customers (Note 4.n.)	137,173	150,357	143,471
Long-term debt (Note 4.k.)	928,790	866,700	1,006,498
Taxes payable (Note 4.m.)	235,562	224,529	178,109
Other liabilities (Note 4.o.)	54,604	76,676	31,359
Provisions for lawsuits and contingencies (Note 4.p.)	8,797	5,823	10,084

Total Non-Current Liabilities	1,415,748	1,413,278	1,456,623

Total Liabilities	2,895,631	2,727,190	2,500,204

Minority interest	1,549,847	1,435,982	1,283,078

SHAREHOLDERS’ EQUITY	1,922,736	1,812,884	1,676,222

Total Liabilities and Shareholders’ Equity	6,368,214	5,976,056	5,459,504

The accompanying notes are an integral part of the consolidated financial statements

Saúl Zang

Vice-president I

Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Income

Corresponding to the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

	December 31, 2009	December 31, 2008
Agricultural production income (Note 6)	42,392	31,039
Cost of agricultural production (Note 6)	(46,851)	(41,241)

Production Profit - Agricultural	(4,459)	(10,202)

Sales - crops, beef cattle, milk and others (Note 6)	119,324	109,539
Cost of sales - crops, beef cattle, milk and others (Note 6)	(107,648)	(88,595)

Sales profit - Agricultural business	11,676	20,944

Sales and development of properties (Note 6)	137,412	61,427
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 6)	527,144	263,586
Cost of sales and development of properties (Note 6)	(52,658)	(47,258)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 6)	(192,694)	(98,468)

Sales profit - Real estate business	419,204	179,287

Gross profit - Agricultural business	7,217	10,742

Gross profit - Real estate business	419,204	179,287

Gross profit	426,421	190,029

Selling expenses	(103,143)	(76,249)
Administrative expenses	(104,209)	(63,116)
Gain from recognition of inventories at net realizable value	13,935	4,090
Unrealized gain (loss) on inventories (Note 4.q.)	21,366	(4,022)
Net income (loss) from retained interest in securitized receivables of Tarjeta Shopping	26,105	(18,482)

Operating gain	280,475	32,250

Amortization of negative goodwill	25,875	8,494
Financial results
Generated by assets:
Exchange gains and discounts	1,657	65,644
Conversion differences	26	—
Interest income	12,604	4,241
Gain on hedging operations	3,924	25,556
Tax on bank account operations	(3,652)	(2,609)
Loss on financial operations	18,569	(17,933)
Others	(85)	(216)

Subtotal	33,043	74,683

Generated by liabilities:
Loans and convertible notes	(93,447)	(47,985)
Net gain from repurchase of non-convertible notes	—	111,844
Others	(684)	(301)
Exchange loss and discounts	15	(99,773)

Subtotal	(94,116)	(36,215)

Financial results, net	(61,073)	38,468

Gain (loss) on equity investees	137,273	(56,750)
Other income and expenses (Note 4.r.)	(12,609)	(4,230)
Management fee	(15,820)	(1,496)

Net income before income tax and minority interest	354,121	16,736

Income tax and minimum presumed income tax	(70,501)	(23,348)
Minority interest	(141,775)	18,908

Net income for the period	141,845	12,296

Earnings per share :
Basic net gain per share (Note 5)	0.30	0.02
Diluted net gain per share (Note 5)	0.26	0.02

The accompanying notes are an integral part of the consolidated financial statements.

Saúl Zang

Vice-president I

Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

Corresponding to the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

	December 31, 2009	December 31, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	211,676	521,086
Cash and cash equivalents at the end of the period	129,556	241,148

Net decrease in cash and cash equivalents	(82,120)	(279,938)

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	141,845	12,296
Income tax	70,501	23,348
Adjustments made to reach net cash flow from operating activities
(Gain) loss on equity investees	(137,273)	56,750
Minority interest	141,848	(18,908)
Increase in allowances, provisions and accruals	37,390	51,556
Depreciation and amortization	91,221	37,675
Unrealized (gain) loss on Inventories	(21,366)	4,022
Financial results	(54,471)	82,264
Loss from sales of fixed assets	6,641	—
Adjustment valuation to net realizable value in other assets	(13,935)	(4,090)
Amortization of negative goodwill	(25,875)	(8,494)
Result from barter of inventories	—	(2,867)
Result from repurchase of non-convertible notes	—	(111,844)
Changes in operating assets and liabilities
Decrease (increase) in current investments	10,630	(77,052)
Increase in trade accounts receivable, leases and services	(8,049)	(52,164)
Decrease (increase) in other receivables	8,042	(94,139)
Increase in inventories	(28,225)	(27,921)
Increase in intangible assets	(1,557)	(432)
(Decrease) increase in social security payables, taxes payable and advances from customers	(94,520)	46,960
(Decrease) increase in trade accounts payable	(44,619)	3,147
Dividends collected	2,231	1,759
(Decrease) increase in accrued interest	(9,103)	6,445
Increase in other liabilities	18,618	25,640

Cash flows provided by (applied to) operating activities	89,974	(46,049)

Investing activities
Decrease in non-current investments	—	37,768
Increase in interest in equity method investees (except IRSA)	(154,926)	(3,597)
Increase in IRSA’s interest	—	(89,893)
Acquisition and upgrading of fixed assets	(56,416)	(160,749)
Gain on the sales of fixed assets	294	—
Increase in goodwill	—	(45)
Payment for subsidiary acquired, net of cash acquired	(8,622)	171,481
(Sale ) purchase of undeveloped parcels of lands and other non-current investments	(48,380)	4,701
Collection (increase) of loans granted	56	(934)
Payments for the acquisition of shares in related companies	20,422	—
Payment for subsidiary shareholding acquired	(78,788)	—

Cash flows applied to investing activities	(326,360)	(41,268)

Financing activities
Exercise of warrants and options	7	23
Expenses for repurchase of non-convertible notes	(12,000)	(69,196)
Issuance of non-convertible notes	129,227	—
Increase in loans	218,216	76,620
Cash Dividends paid	(94,133)	(41,608)
Payment of short-term debt	(93,751)	(119,826)
Decrease in mortgages payable	—	(800)
Repurchase of treasury stock	—	(48,612)
Contributions received by subsidiaries from minority shareholders	24,883	10,778
Payment of non-convertible notes	(18,183)	—

Cash flows provided by (applied to) financing activities	154,266	(192,621)

Net decrease in cash and cash equivalents	(82,120)	(279,938)

Saúl Zang

Vice-president I

Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (continued)

Corresponding to the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

	December 31, 2009	December 31, 2008
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	1,097	771
Undeveloped parcels of land transferred to an inventories	—	101
Decrease in inventories through a decrease in advances from customers	—	15,285
Increase in other receivables through a decrease in undeveloped parcels of land	—	4,065
Increase in property and equipment through an increase in other liabilities	—	10,882
Decrease in non-current investments by transitory conversion differences	27,158	30,283
Increase in trade accounts receivable through a decrease in current investments	—	31,630
Increase in trade accounts receivable through a decrease in others receivable	—	19,434
Increase in goodwill through a decrease in minority interest	—	8,150
Increase in fixed assets through an increase in trade accounts payable	—	24,368
Acquisition of subsidiary companies through a decrease of other receivables	8,838	—
Repurchase of treasury stock unpaid	—	544
Increase in fixed assets through an increase in trade accounts payable	7,723	—
Increase in inventory through a decrease in property and equipment	39,504	11,999
Increase in trade accounts receivable through a decrease in investments not involving changes in cash and cash equivalents	41,146	—
Increase in minority interest through an increase of current other debts	14,512	—
Complementary information
Interest paid	85,067	106,517
Income tax paid	46,147	15,880

	December 31, 2009	December 31, 2008
Acquisition of subsidiaries companies
Investments	395	175,097
Trade accounts receivable and rentals	11	179,640
Other receivables	1,022	283,653
Inventories	—	198,387
Non-Current Investments	—	862,740
Property and equipment, net	289	2,581,810
Intangible assets	11,278	8,935
Goodwill	—	(65,724)
Trade accounts payable	(2,718)	(243,502)
Mortgage payable	—	(3,882)
Advances from customers	—	(237,539)
Financial loans	—	(1,369,227)
Salaries and social security payable	(87)	(31,674)
Taxes payable	(27)	(122,574)
Other liabilities	(5,294)	(134,325)
Minority interest	—	(458,374)

Acquired assets that do not affect cash, net value	4,869	1,623,441

Acquires funds	13	230,472

Acquired assets, net value	4,882	1,853,913

Minority interest	(897)	(852,656)
Equity method previous to the purchase	—	(885,370)
Goodwill generated by the purchase	21,478	(56,896)

Purchase value of subsidiaries companies	25,463	58,991

Acquires funds	(13)	(230,472)
Amount funded by sellers	(14,574)	—
Advanced amounts	(2,254)	—

	8,622	(171,481)

Saúl Zang

Vice-president I

Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

Corresponding to the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), the Balance Sheet as of December 31, 2009 and 2008 and the Statements of Income and the Statements of Cash Flows for the periods ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

During the semester ended December 31, 2008, Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries (Cresud, or the Entity or the Company) acquired directly and indirectly 68,712,008 additional shares of IRSA Inversiones y Representaciones Sociedad Anonima (IRSA). Thus, the Company’s direct and indirect interest in IRSA through its affiliates amounted to 54.01%, therefore, from October 1, 2008, the Company began to consolidate the financial statements of IRSA in accordance with Technical Resolution No. 21.

The financial statements as of December 31, 2009 and 2008 of the subsidiary companies Inversiones Ganaderas S.A. (IGSA), Futuros y Opciones.Com S.A. (FyO.Com), Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) (ANTA), FyO Trading S.A. (FyO Trading), Agrology S.A. and IRSA have been used in order to determine line by line consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2009 and December 31, 2008.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos. Figures expressed in United States dollars (US$), are presented in million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED

IRSA	50.23	57.12	(1)

IGSA	99.99	99.99

FyO.Com	64.30	64.30

ANTA	90.00	99.99	(2)

Agrology S.A.	97.00	99.99	(2)

FyO Trading	3.63	65.60	(3)

(1)	Includes interests in participations of Agrology S.A.
(2)	Includes interests in participations of IGSA
(3)	Includes interests in participations of FyO.Com

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a) Revenue recognition

Real Estate Business

1) Revenue recognition of IRSA

Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. IRSA does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the IRSA’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

2) Revenue recognition of Alto Palermo S.A. (APSA)

Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non refundable admission fee, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period whether collection has or has not been made.

Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99,99996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission´s rights. Revenues are recognized at the time that the transaction is successfully concluded.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

3) Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 6.

b) Cash and Banks

Real Estate Business

The available cash has been computed at its face value.

c) Inventories

Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

Property units to receive :

IRSA has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

d) Non-current investments

Real Estate Business

a.	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as IRSA will hold them to maturity.

b.	Investments in subsidiaries and equity investments:

Long term investments in subsidiaries and equity investments, have been valued by using the equity method of accounting based on the financial statements at December 31, 2009 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by IRSA. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

c.	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.:

The Financial Statements of Banco Hipotecario S.A. and Banco de Credito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

d.	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the IRSA’s operations in relation to its subsidiaries whose operations are carried out fully abroad. IRSA does not control foreign operations, which are conducted with a significant degree of autonomy respect to the IRSA’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or with local loans.

The Tyrus’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the period. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption in the line “Cumulative Translation Adjustment” and they amounted to Ps. 12,805 as of December 31, 2009.

e.	Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of de period/year.

e) Business combinations

Real Estate Business

Significant entities on net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18. and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. IRSA identified the assets and liabilities acquired including intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that IRSA avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent in customer relations.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

IRSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and the shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the IRSA´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution No. 21, if the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the statement of income at the time of the acquisition.

If the price paid is larger than the value of tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

f) Property and equipment, net

Agricultural Business

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of ANTA.

ANTA former Board of Directors based on such report as well as on owns estimates accepted the value of the tree plantations (wood) in Ps. 4,320.

Depreciation for the period was calculated based on the remaining concession term.

Other considerations – concessions granted

Among other goods and rights ANTA has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

Among other obligations ANTA has to invest Ps. 16,000 in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 12 was renegotiated.

Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

depreciation and allowance for impairment at the end of the period/year. IRSA capitalizes the financial accrued costs associated with long-term construction projects. During the year ended June 30, 2009, financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Assets	Estimated useful life (years) on contract basis
Leasehold improvements
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

g) Intangible assets

Agricultural Business

Related to the concession right mentioned in Note 3.f.

The amortization of the concession right of ANTA is calculated according to its duration, whose remaining time is 30 years.

Real Estate Business

Intangible assets are carried at cost restated as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible assets caption are the following:

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses

•	Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

•	The value of the intangible assets does not exceed their estimated recoverable value at the end of the period/year.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

h) Goodwill

Real Estate Business

i.	Negative goodwill: Negative goodwill represents the excess of the fair value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. If the value of the identified tangible and intangible assets exceeds the purchase price paid: (i) the acquired intangible assets are not recognized because they would entail an increase in the negative goodwill arising from these acquisitions at the time of the purchase and (ii) the excess will be treated as negative goodwill as follows: (a) the portion related to the expectations of future losses will be recognized in the Statements of Income for the same periods in which such losses are incurred; (b) the amount not in excess of the equity interest over the non-monetary assets of the issue will be recognized as negative goodwill and (c) the amount that exceeds the non-monetary assets will be recognized in the statement of income at the time of the purchase.

Goodwill has been restated following the guidelines mentioned in Note 1.b. to the basic financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

ii.	Positive Goodwill: the goodwill represents the excess of the acquisition cost over the net assets current value of the business acquired to the share percentage.

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Goodwill” caption. Amortizations were classified in the “Amortization of goodwill” caption of the statement of income. Goodwills related to the acquisition of interests in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at the end of the period/year.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

i) Customer advances

Real Estate Business

Customer advances represent payments received in advance in connection with the sale and rent of properties and has been valued according to the amount of money received.

j) Allowances

Real Estate Business

Allowance for doubtful accounts: IRSA allows for losses relating to trade receivables, leases and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every year.

IRSA has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

For lawsuits: IRSA has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. IRSA accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA’s estimates of the outcomes of these matters and IRSA’s lawyers’ experience in contesting, litigating and settling other matters.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 3: (Continued)

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

k) Liabilities in kind related to barter transactions

Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. IRSA estimate that this value does exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

l) Deferred financing cost

Real Estate Business

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the Statements of Income as a greater financing expense.

NOTE 4: Details of consolidated balance sheet and consolidated statement of income accounts

As of December 31, 2009 and 2008 and as of June 30, 2009 the principal items of the financial statements are as follows:

a. Cash and banks

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Cash	4,476	3,406	5,283
Foreign currency	91	579	1,301
Banks in local currency	42,062	24,523	24,688
Banks in foreign currency	4,253	51,200	43,560
Checks to be deposited	6,432	2,751	1,567

	57,314	82,459	76,399

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

b. Investments

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Current
Investments
Mutual Funds (2)	125,910	150,850	225,497
Time deposits	1,813	15,156	16,295
Government Bonds, Bonds and Notes (1)
-Pre 2009 bonds	—	10,108	6,767
-Pro 2012 bonds	—	3,987	2,445
- Participation trust certificates	9,376	16,490	12,058
-Certificates of participation - Tarshop Trust	138,633	136,231	104,248
-Allowance for impairment of investments	(11,062)	(10,198)	(10,951)
-Global 2010 bonds	188	67	34
-Bocon Pro 1	1	1	1
-Mortgage Bonds	1,303	1,198	1,292
Public shares (1)	24,516	21,603	2,561
Others investments (1)	54	48	48

	290,732	345,541	360,295

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of December 31 and June 30, 2009 includes Ps. 55,481 and Ps. 36,789 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Non-current

Investment on equity investees

Subsidiaries, related companies Law No. 19,550

Section 33 and related parties:

	December 31, 2009	June 30, 2009	December 31, 2008
Agro-Uranga S.A.
Shares	6,665	9,024	5,957
Higher property value	11,179	11,179	11,179

	17,844	20,203	17,136

Cactus Argentina S.A. (Cactus)
Shares	18,308	10,032	6,169
Goodwill	4,015	4,015	—

	22,323	14,047	6,169

Exportaciones Agroindustriales Argentinas S.A.
Shares	99	99	46

	99	99	46

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (BrasilAgro)
Shares	295,872	220,709	127,481
Higher values (1)	6,887	6,887	6,887
Goodwill	6,965	3,841	3,841
Negative Goodwill	(16,838)	(19,163)	(1,548)

	292,886	212,274	136,661

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

	December 31, 2009	June 30, 2009	December 31, 2008
Banco Hipotecario
Shares	755,322	516,097	220,112
Higher values (2)	10,869	13,871	11,240
Goodwill	18,013	21,152	28,407

	784,204	551,120	259,759

Banco Crédito y Securitización S.A.
Shares	5,904	5,127	4,927

	5,904	5,127	4,927

Manibil S.A.
Shares	25,996	25,322	179
Irrevocable capital contributions	—	—	23,892
Goodwill	10	10	10

	26,006	25,332	24,081

Hersha Hospitality Trust
Shares	68,856	—	—

	68,856	—	—

Metropolitan 885 Third Avenue LLC
Shares	—	—	72,737

	—	—	72,737

Advances for shares purchases	—	6,250	7,844

	—	6,250	7,844

(1)	Corresponds to Ps. 10,596 of higher value property and equipment and Ps. (3,709) of higher tax effect value.
(2)	Corresponds to Ps. 283 of higher value intangible assets, Ps. 27,387 of lower value trade account payables and Ps. (18,437) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A., and Ps. 1,636 of IRSA.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

	December 31, 2009	June 30, 2009	December 31, 2008
Undeveloped parcels of land :
- Santa Maria del Plata	204,250	203,584	177,147
- Puerto Retiro (1)	66,294	66,331	62,834
- Plot of Land Berutti (2)	54,305	54,018	52,030
- Plot of Land Caballito	40,626	40,626	39,405
- Patio Olmos (3)	33,218	33,218	32,945
- Pereiraola	24,157	24,157	23,413
- Torres de Rosario plot of land	19,105	18,641	15,172
- Air Space Coto	14,672	14,672	14,158
- Plot of Land Zetol (4)	13,296	13,116	-
- Canteras Natal Crespo	6,465	6,465	6,000
- Pilar	4,066	4,066	3,866
- Torres Jardin IV	3,038	3,038	3,030
- Plot of Land Vista al Muelle (4)	5,550	1,739	—
- Catalinas Norte’s advance	22,230	—	—
- Other land reserves	23,852	19,267	20,262

	535,124	502,938	450,262

	1,753,246	1,337,390	979,622

Other Investments

The breakdown for this item is as follow:

Certificates of participation - Tarshop S.A. Trust	17,260	22,900	54,934
Allowance for impairment of investments	(1,456)	(1,891)	(5,138)
MAT	90	90	90
Coprolán	21	21	21
Other investments	130	95	1,388

	16,045	21,215	51,295

(1)	Note 8.B.1.a. to the consolidated financial statements
(2)	Note 10.B.2.c. to the consolidated financial statements
(3)	Note 10.B.2.a. to the consolidated financial statements
(4)	Note 9.B.1.e. to the consolidated financial statements
(5)	Note 10.B.2.d. to the consolidated financial statements

c. Trade accounts receivable

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Current
Debtors from Tarjeta Shopping	144,775	141,570	136,590
Leases and services receivables	79,526	75,077	74,003

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

	December 31, 2009	June 30, 2009	December 31, 2008
Checks to be deposited	69,836	62,230	70,575
Debtors from expenses and collective promotion fund	36,455	37,725	28,277
Debtors from leases under legal proceedings	36,901	34,583	30,853
Trade accounts receivable – agricultural business	24,102	25,106	22,536
Trade accounts receivable – real estate	15,466	15,681	7,812
Accounts receivable in foreign currency	14,025	15,477	9,617
Debtors from hotel activities	12,602	7,713	11,007
Documents receivable	8,429	7,461	—
Debtors from Tarjeta Shopping – collection agents	4,683	5,070	4,586
Debtors under legal proceedings and past due debts	1,169	1,320	1,409
Credit cards receivable	3,280	1,161	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4 s.)	5,289	2,400	2,783
Less:
Allowance for doubtful accounts	(127,345)	(129,479)	(122,388)

	329,193	303,095	277,660

Non-current
Trade accounts receivable – agricultural business	—	—	424
Debtors from Tarjeta Shopping	20,153	6,490	9,210
Leases and services receivables	411	2,691	1,977
Trade accounts receivable – real estate	2,973	2,306	8,432
Debtors from sale in foreign currency	—	451	—
Documents receivable	1,073	—	—
Less:
Allowance for doubtful accounts	(1,698)	(2,708)	(8,004)

	22,912	9,230	12,039

d. Other receivables

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Current
Call Option Metropolitan 885 Third Ave. LLC	45,879	44,877	—
Receivables from the sale of shares (1)	34,580	34,553	31,422
Outstanding VAT	59,560	32,601	26,848
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	9,057	89,925	37,238
Prepaid expenses	30,456	25,869	17,178
Income tax advances and tax credit (net of provisions for income tax)	7,527	21,987	19,179

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

	December 31, 2009	June 30, 2009	December 31, 2008
Trust programs account receivables	5,311	6,782	13,526
Loans granted	932	5,424	2,990
Guarantee of defaulted credits	4,000	4,206	541
Outstanding tax on sales	5,370	3,318	1,252
Directors’ fees advances, net	3,792	—	8,219
Receivable for services of third offered in Tarshop’ business	3,822	2,746	2,600
Guarantee deposits	2,437	1,490	1,454
Pre-paid insurance	23	1,489	403
Tax on minimum presumed income	6,649	923	70
Premiums collected	594	743	10,687
Financial operations to liquidate	3,911	—	21,581
Judicial liens	—	—	212
Other tax credit	141	171	197
Administration and reserve fund	—	—	193
Prepaid leases	50	75	179
Tax on personal assets to be recovered	—	—	57
Expenses to be recovered	195	47	5,324
Receivables from stock holders in related companies	—	29	—
Others	15,280	10,108	11,373

	239,566	287,363	212,723

Non-current
Deferred tax	70,248	78,285	118,956
Tax on minimum presumed income	71,733	65,967	67,661
Outstanding VAT	65,066	65,575	51,320
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4.s.)	25,308	22,513	4
Prepaid expenses	2,111	3,958	678
Mortgages receivables under legal proceeding	2,208	2,208	2,208
Allowance for doubtful accounts	(2,208)	(2,208)	(2,208)
Outstanding gross sales tax payable and others	2,194	1,989	2,109
Trust programs account receivables	188	999	4,931
Loans granted	393	—	—
Guarantee of defaulted credits	—	—	3,461
Guarantee deposits	—	380	398
Income tax advances	—	109	—
Prepaid leases	—	33	—
Others	4,887	2,784	3,380

	242,128	242,592	252,898

(1)

In June, 2007 IRSA sold 10% of the shareholding in Solares de Santa Maria S.A. for US$ 10.6 million (on such date IRSA collected US$ 1,5 million of such amount). The balance will become due in June, 2010 and it is supported by a pledge in favor of IRSA

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

e. Inventories

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Current
Agricultural business
Crops	9,722	49,258	17,209
Materials and others	51,305	26,898	39,690
Beef cattle	25,725	18,279	16,939
Unharvested crops	61,025	13,006	76,428
Seeds and fodder	1,468	2,864	1,638
Real estate business
Credit from barter transaction of Terreno Caballito (Koad)	13,854	19,222	—
Abril	1,405	3,035	2,696
Inventories (hotel business)	2,972	2,676	3,453
El Encuentro	973	2,119	—
Horizons	64,661	—	—
Other inventories	907	1,022	1,108
Dock 13	—	—	33
Torres Abasto	—	—	21
San Martin de Tours	431	431	490
Credit from barter transaction of Dique III	—	68	23,314
Torres Jardin	68	68	18
Rivadavia 2,768	251	251	—

	234,767	139,197	183,037

Non-Current
Agricultural Business
Beef cattle	93,649	77,828	72,023
Real estate business
Horizons	86,125	109,144	85,600
Credit from barter of Caballito (Cyrsa) (1)	25,155	23,099	20,974
Credit from barter of Caballito (Koad)	18,052	14,324	26,942
Credit from barter Rosario	11,121	11,121	11,111
El Encuentro	11,089	9,633	11,265
Caballito land	6,722	4,429	4,429
Project Abasto (Cyrsa)	—	1,098	—
Torres Jardín	—	—	79
Abril	717	768	3,899
Cruceros Buildings	6	25	—
San Martin de Tours	4	3	—
Other inventories	1,344	57	695

	253,984	251,529	237,017

(1)	See note 9.B.1.a. to the consolidated financial statements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

f. Property and equipment

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008

Agricultural business	451,898	430,529	359,696
Real estate business
Shopping Center	1,603,433	1,453,747	1,421,180
Office buildings	937,303	1,153,207	992,763
Hotels (1)	210,658	217,437	217,255
Other fixed assets	31,673	51,452	92,551
Commercial real state	8,334	3,626	4,023

	3,243,299	3,309,998	3,087,468

(1)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments included the amortization of principal and interest calculated by application of the French system at an annual 7% over balances. In December, 2009, the last installment was cancelled. The mortgage cancellation in the Registry of Property is in process.

g. Intangible assets, net

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008

Concession rights	21,701	22,076	22,453
Saving expenses of contracts in acquired leases	12,519	13,897	15,113
Pre-operating expenses	26,123	16,038	4,953
Tarshop’s customers	2,756	2,902	1,918
Trademarks	277	274	306
Others	61	—	—

	63,437	55,187	44,743

h. Goodwill, net

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008

Goodwill
IRSA	41,063	41,995	35,280
APSA	19,957	20,670	21,382
Tarshop S.A.	6,588	6,897	8,150
Torre Bank Boston	5,794	5,899	—
Della Paolera 265 and Museo Renault	3,195	3,276	9,545
Fibesa S.A.	1,369	2,395	3,422
Conil S.A.	507	—	—
Arcos del Gourmet S.A.	20,873	—	—
Baicom Network S.A.	173	—	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

	December 31, 2009	June 30, 2009	December 31, 2008
Negative goodwill
IRSA	(376,907)	(385,809)	(286,353)
APSA	(44,834)	(46,317)	(47,817)
Palermo Invest S.A.	(41,297)	(42,291)	(43,329)
Empalme S.A.I.C.F.A. y G.	(8,766)	(9,084)	(9,401)
Mendoza Plaza Shopping S.A.	(5,825)	(5,988)	(6,151)
Emprendimiento Recoleta S.A.	(299)	(336)	(374)
Tyrus S.A.	—	(47)	(46)

	(378,409)	(408,740)	(315,692)

i. Trade accounts payable

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Current
Suppliers	246,701	191,122	198,698
Provisions	95,760	104,421	61,688
Debt related to purchase of establishment	21,407	35,098	—
Loan with shareholders of related parties	2,265	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	2,260	6,961	1,696
Provisions for harvest expenses	1,424	1,253	849
Others	1,446	1,039	686

	371,263	339,894	263,617

Non-Current
Suppliers (1)	38,655	58,862	47,001
Debt related to purchase of establishment	—	21,893	40,101
Loan with shareholders of related parties	12,167	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	—	8,438	—

	50,822	89,193	87,102

(1)	Includes as of December 31, 2009 and June 30, 2009 non current Ps. 47,593 and Ps. 46,451, respectively, corresponding to the liabilities in kind associated to the acquisition of properties in Vicente Lopez.

j. Mortgage payable

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008

Current
Mortgage payable Bariloche plots of land (1)	—	1,930	3,450

	—	1,930	3,450

(1)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments included the amortization of principal and interest calculated by application of the French system at an annual 7% over balances. In December, 2009, the last installment was cancelled. The mortgage cancellation in the Registry of Property is in process.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

k. Short-term and long-term debts

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008

Current
Bank loans	467,284	294,065	161,382
Debt related to purchase of subsidiaries	—	—	11,222
Foreign financial entities	2,485	788	—
Debts for the purchase of Berutti plot of land	—	—	13,280
Overdraft	123,887	166,651	185,355
Seller financing	51,981	28,895	—
Non-convertible Notes - IRSA 2017 (1)	14,851	14,839	13,415
Non-convertible Notes Class I	15,529	—	—
Non-convertible Notes Class II	33,951	—	—
Non-convertible Notes – APSA US$ 120 M.	2,441	2,471	3,004
Convertible Notes – APSA 2014 US$ 50 M.	2,645	2,610	2,389
Non-convertible Notes – APSA 2011 Ps. 55 M.	362	—	—
Non-convertible Notes – APSA 2011 US$ 6 M.	42	—	—
Non-convertible Notes – APSA 2012 Ps. 154 M.	26,621	26,569	40,037

	742,079	536,888	430,084

Non-Current
Non-Convertible Notes IRSA 2017 (1)	423,899	421,932	397,208
Convertible Notes – APSA US$ 120 M.	251,543	250,512	331,241
Bank loans	76,566	76,611	110,330
Debts for the purchase of Berutti plot of land	—	—	15,113
Convertible Notes – APSA 2014 US$ 50 M.	58,739	58,679	53,486
Non-convertible Notes – APSA 2011 Ps. 55 M.	43,571	—	—
Non-convertible Notes – APSA 2011 US$ 6 M.	24,793	—	—
Non-convertible Notes – APSA 2012 Ps. 154 M.	37,772	50,356	99,120
Seller financing	11,907	8,610	—

	928,790	866,700	1,006,498

(1)	Note 13 A.1.a to the consolidated financial statements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

l. Salaries and social security payable

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Provisions for vacation and legal bonus	26,103	30,677	17,816
Social security taxes payable	9,886	10,188	8,112
Salaries payable	258	299	536
Others	327	590	450

	36,574	41,754	26,914

m. Taxes payable

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Current
Value added tax	45,841	44,290	32,966
VAT – Plan of facilities	—	31,437	—
Income taxes – Plan of facilities	4,385	23,193	—
Tax on minimum presumed income	5,510	20,345	22,234
Provisions – Income tax	29,013	14,291	40,271
Tax on personal assets	8,982	5,096	7,836
Provisions – Gross sales tax payable	5,154	4,952	4,112
Taxes withheld – Income tax	3,556	3,221	2,015
Minimum presumed income – Plan of facilities	—	1,137	—
VAT withholdings	486	824	417
Gross sales tax withholdings and payments	405	373	574
Property tax payable	115	208	—
Gross sales tax payable- Plan of facilities	467	140	134
Others	6,927	6,445	6,752

	110,841	155,952	117,311

Non-current
Deferred income tax	207,371	197,473	174,209
Tax moratorium – Income tax payable	22,397	20,704	—
Tax moratorium – Personal assets	2,544	2,773	—
Gross sales tax payable	1,138	1,138	1,138
Gross sales tax payable- Plan of facilities	2,110	2,433	2,762
Tax on minimum presumed income	2	8	—

	235,562	224,529	178,109

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (continued)

n. Advances from customers

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Current
Admission rights	49,795	45,935	43,377
Advanced payments from customers	63,726	30,601	33,521
Leases and service advances (1)	27,751	20,850	19,019

	141,272	97,386	95,917

Non-current
Admission rights	62,717	60,626	65,730
Advanced payments from customers	42,743	56,822	37,721
Leases and service advances(1)	31,713	32,909	40,020

	137,173	150,357	143,471

(1)	See note 14.B.2.a to the consolidated financial statements.
(a)	Includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G.
(b)	As of December 31 and June 30, 2009 includes advances of Ps. 10,741 and Ps. 8,122 respectively, received from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s Subsidiary), for a 30 years’ term.

o. Other liabilities

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Current
Lowest value of acquired contracts	9,823	18,711	15,239
Payables to Nationals Park Administration	10,173	10,223	10,173
Debt related to purchase of investment	4,651	—	—
Guarantee deposits	4,882	5,228	4,524
Administration and reserve fund	—	—	3,121
Commitment to provide	2,272	2,270	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	3,194	90,336	12,337
Loans with shareholders of related parties	—	837	46,451
Premium collected	991	543	7,938
Management agreement provision	8,344	—	—
Contributed leasehold improvements to be accrued and unrealized gains	524	524	530
Dividends payables	1,158	—	—
Advance sale of Tarshop S.A.’s shares	20,422	—	—
Mortgage with Futuros y Opciones.Com S.A.’s minority shareholder	134	134	134
Others	9,062	7,251	3,796

	75,630	136,057	104,243

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

	December 31, 2009	June 30, 2009	December 31, 2008
Non-current
Loans with shareholders of related parties	36,432	47,388	12,086
Contributed leasehold improvements to be accrued and unrealized gains	9,941	10,203	10,209
Guarantee deposits	4,377	4,713	5,214
Unrealized gains	—	—	266
Debts for the purchase of farm	—	4,556	—
Commitment to provide	3,428	3,425	—
Lowest value of acquired contracts	—	1,308	3,169
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	12	20	20
Others	414	5,063	395

	54,604	76,676	31,359

p. Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	December 31, 2009	June 30, 2009	December 31, 2008
Current
Law contingencies for pending lawsuits	2,224	4,051	2,045

	2,224	4,051	2,045

Non-current
Law contingencies for pending lawsuits	8,797	5,823	10,084

	8,797	5,823	10,084

q. Unrealized gain (loss) on inventories

The breakdown for this item is as follow:

	December 31, 2009	December 31, 2008
Unrealized gain (loss) on inventories - Beef cattle	25,040	(1,054)
Unrealized loss on inventories - Crops, raw materials and MAT	(3,674)	(2,968)

Total unrealized gain (loss) on inventories	21,366	(4,022)

r. Other income and expenses, net

The breakdown for this item is as follow:

	December 31, 2009	December 31, 2008
Other Income
Recovery of allowances	71	—
Gains on the sale of other fixed assets	40	125
Others	1,462	806

Sub-total Other Income	1,573	931

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

	December 31, 2009	December 31, 2008
Other Expenses
Lawsuits contingencies	(44)	(1)
Tax on shareholders’ personal assets	(6,611)	(3,653)
Unrecoverable VAT receivable	(2,509)	(1,369)
Donations	(3,159)	(133)
Others	(1,859)	(5)

Sub-total Other Expenses	(14,182)	(5,161)

Total Other Income and Expenses, net	(12,609)	(4,230)

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

s. Companies under Law No. 19,550 Section 33 and others related parties:

Balances as of December 31, 2009, compared to the balances as of June 30, 2009 and December 31, 2008, as well as the Statement of income for the six-month periods ended December 31, 2009 and 2008, held with related companies, persons and shareholders are as follows:

			Gain (loss) for the period ended		Assets (liabilities) as of
Companies	Relationship	Item	December 31, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008
Shareholders in general	Shareholders	Others income and expenses, current tax on personal assets	(202)	(274)	—	—	—
Agro – Uranga S.A.	Related party	Current trade accounts payable	—	—	—	(45)	—
Agro – Uranga S.A.	Related party	Current trade receivables	—	—	39	—	—
Agro – Uranga S.A.	Related party	Current other receivables	—	—	391	39	1,413
Agro – Uranga S.A.	Related party	Others	355	215	—	—	—

Baicom Networks S.A.	Joint control	Non-current other receivables	—	—	277	—	—

Banco Hipotecario S.A.	Related party	Current trade receivables	—	—	131	5	—
Banco Hipotecario S.A.	Related party	Current other receivables	—	—	—	—	4
Banco Hipotecario S.A.	Related party	Current other liabilities	—	—	—	—	(16)

Banco Crédito y Securitización	Related party	Current trade receivables	—	—	—	—	18

BrasilAgro	Related party	Current other receivables	—	—	—	—	69
BrasilAgro	Related party	Administrative services	—	408	—	—	—
BrasilAgro	Related party	Current trade receivables	—	—	52	13	—

Cactus	Related party	Current trade receivables	—	—	65	25	861
Cactus	Related party	Current other receivables	—	—	11	15,031	2,831
Cactus	Related party	Current trade accounts payable	—	—	(99)	(5,133)	(142)
Cactus	Related party	Current other liabilities	—	—	—	(3)	—
Cactus	Related party	Beef cattle expenses	(1,189)	(301)	—	—	—
Cactus	Related party	Gained interest	9	444	—	—	—
Cactus	Related party	Administrative services	83	75	—	—	—
Cactus	Related party	Others	(158)	274	—	—	—

Canteras Natal Crespo S.A.	Joint control	Current trade receivables	—	—	224	193	78
Canteras Natal Crespo S.A.	Joint control	Current other receivables	—	—	1,037	864	693
Canteras Natal Crespo S.A.	Joint control	Sales and fees for shared services	24	24	—	—	—
Canteras Natal Crespo S.A.	Joint control	Gained interest	50	39	—	—	—

Consorcio Libertador S.A.	Related party	Current trade receivables	—	—	539	—	330
Consorcio Libertador S.A.	Related party	Current other receivables	—	—	16	532	45
Consorcio Libertador S.A.	Related party	Current trade accounts payable	—	—	(81)	(122)	(75)
Consorcio Libertador S.A.	Related party	Current other liabilities	—	—	(38)	—	(2)
Consorcio Libertador S.A.	Related party	Sales and fees for shared services	51	61	—	—	—
Consorcio Libertador S.A.	Related party	Gained leases	5	5	—	—	—
Consorcio Dock del Plata	Related party	Current trade accounts payable	—	—	(6)	(46)	—
Consorcio Dock del Plata	Related party	Sales and fees for shared services	117	—	—	—	—
Consorcio Dock del Plata	Related party	Current trade receivable	—	—	844	—	—
Consorcio Dock del Plata	Related party	Current other receivables	—	—	1	370	—
Consultores Asset Management S.A.	Related party	Current trade receivable	—	—	641	597	375

Consultores Asset Management S.A.	Related party	Current other receivables	—	—	2	3,826	6,078
Consultores Asset Management S.A.	Related party	Current trade accounts payable	—	—	(7)	(7)	(2)
Consultores Asset Management S.A.	Related party	Fees	(15,820)	—	—	—	—

Cresca S.A.	Related party	Current other receivables	—	—	2,754	788	—
Cyrsa S.A.	Joint control	Current trade receivables	—	—	1,632	1,530	1,061
Cyrsa S.A.	Joint control	Current other receivables	—	—	—	20	416
Cyrsa S.A.	Joint control	Current other liabilities	—	—	—	—	(100)
Cyrsa S.A.	Joint control	Current trade accounts payable	—	—	(995)	(560)	(449)
Cyrsa S.A	Joint control	Gained leases	45	138	—	—	—

Directors	Related party	Current other receivables	—	—	162	191	190
Directors	Related party	Current trade accounts payable	—	—	(29)	(29)	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4: (Continued)

s. Companies under Law No. 19,550 Section 33 and others related parties: (continued)

			Gain (loss) for the period ended		Assets (liabilities) as of
Companies	Relationship	Item	December 31, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008
Directors	Related party	Current other liabilities	—	—	(2,083)	(2,362)	(548)
Directors	Related party	Salaries and wages	—	(271)	—	—	—
Directors	Related party	Administrative services	(5,670)	(10,504)	—	—	—
Directors	Related party	Non-current other liabilities	—	—	(12)	(20)	(20)
Directors	Related party	Lost interest	(3)	(6)	—	—	—
Directors	Related party	Fees	(6,014)	(5,403)	—	—	—
Directors	Related party	Salaries and wages	(362)	—	—	—	—

Banco Hipotecario S.A.’s Directors	Related party	Gained interest	—	(6)	—	—	—

Dolphin Fund PLC	Related party	Current other receivables	—	—	—	63,560	—
Dolphin Fund PLC	Related party	Current other liabilities	—	—	—	(61,398)	—

Estudio Zang, Bergel & Viñes	Related party	Current other receivables	—	—	25	20	19
Estudio Zang, Bergel & Viñes	Related party	Current trade receivables	—	—	—	2	—
Estudio Zang, Bergel & Viñes	Related party	Current trade accounts payable	—	—	(1,003)	(683)	(999)
Estudio Zang, Bergel & Viñes	Related party	Current other liabilities	—	—	—	—	(326)
Estudio Zang, Bergel & Viñes	Related party	Fees	(1,379)	(1,175)	—	—	—

Fundación IRSA	Related party	Current trade receivables	—	—	28	22	14
Fundación IRSA	Related party	Current other receivables	—	—	2	3	6
Fundación IRSA	Related party	Current trade accounts payable	—	—	—	(259)	—
Fundación IRSA	Related party	Current other liabilities	—	—	(4,582)	(1,073)	(1,073)
Fundación IRSA	Related party	Others	(311)	—	—	—	—

Hersha Hospitality Trust	Related party	Current other receivables	—	—	758	—	—

Inversiones Financieras del Sur S.A.	Shareholders	Current other receivables	—	—	65	39	74
Inversiones Financieras del Sur S.A.	Shareholders	Current other liabilities	—	—	—	(25,500)	—

Metroshop S.A.	Joint control	Current other receivables	—	—	2,265	2,265	23,138
Metroshop S.A.	Joint control	Non-current trade accounts payable	—	—	—	(8,438)	—
Metroshop S.A.	Joint control	Current other liabilities	—	—	—	—	(6,756)
Metroshop S.A.	Joint control	Non-current other receivables	—	—	25,027	22,513	4

Museo de los niños	Related party	Current trade accounts payable	—	—	(5)	(5)	—
Museo de los niños	Related party	Current trade receivable	—	—	985	—	20
Museo de los niños	Related party	Current other receivables	—	—	—	811	519

Parque Arauco S.A.	Related party	Financial loans	—	—	—	—	55,812
Parque Arauco S.A.	Related party	Lost interest	(2,976)	—	—	—	—

Credits to employees	Related party	Gained interest	59	62	—	—	—
Credits to employees	Related party	Gained leases	10	—	—	—	—
Credits to employees	Related party	Lost leases	—	(17)	—	—	—
Credits to employees	Related party	Current trade receivables	—	—	62	6	2
Credits to employees	Related party	Current other receivables	—	—	1,513	1,553	1,727
Credits to employees	Related party	Non-current other receivables	—	—	4	—	—
Credits to employees	Related party	Current trade accounts payable	—	—	(35)	(50)	(29)
Credits to employees	Related party	Current other liabilities	—	—	—	—	(7)

Puerto Retiro S.A.	Joint control	Current trade receivables	—	—	39	7	24
Puerto Retiro S.A.	Joint control	Current other receivables	—	—	55	13	13

Rummaalá S.A.	Joint control	Current trade receivables	—	—	8	—	—
Rummaalá S.A.	Joint control	Current other receivables	—	—	—	—	3
Rummaalá S.A.	Joint control	Current trade accounts payable	—	—	—	(22)	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5: EARNINGS PER SHARE

Following reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of December 31, 2009 and 2008, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company up to 60,000,000 shares (see Note 15 to the basic financial statements).

	December 31, 2009	December 31, 2008

Weight average of outstanding shares of common stock	476,701,748	494,733,236

Diluted weighted average of shares of common stock	535,944,655	553,976,143

	December 31, 2009	December 31, 2008

Earnings for the calculation of basic earnings per share	141,845	12,296

Earnings for the calculation of diluted earnings per share	141,845	12,296

BASIC Earnings per share	December 31, 2009	December 31, 2008

Earnings	141,845	12,296

Number of shares	476,701,748	494,733,236

Earnings per share	0.30	0.02

DILUTED Earnings per share	December 31, 2009	December 31, 2008

Earnings	141,845	12,296

Number of shares	535,944,655	553,976,143

Earnings per share	0.26	0.02

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6: SEGMENT REPORTING

As of December 31, 2009 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non Operating	Subtotal Agricultural business	Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
Description	Local	International
Production income	10,702	14,829	5,497	11,364	—	—	—	—	42,392	—	—	—	—	—	—	—	42,392
Cost of production	(12,918)	(12,526)	(11,170)	(10,237)	—	—	—	—	(46,851)	—	—	—	—	—	—	—	(46,851)

Production profit	(2,216)	2,303	(5,673)	1,127	—	—	—	—	(4,459)	—	—	—	—	—	—	—	(4,459)

Sales	52,403	17,345	10,048	10,788	—	28,740	—	—	119,324	137,412	80,332	258,837	76,276	111,699	—	664,556	783,880
Cost of sales	(48,452)	(15,404)	(9,169)	(10,788)	—	(23,835)	—	—	(107,648)	(52,658)	(18,224)	(77,045)	(49,607)	(47,818)	—	(245,352)	(353,000)

Sales profit (loss)	3,951	1,941	879	—	—	4,905	—	—	11,676	84,754	62,108	181,792	26,669	63,881	—	419,204	430,880

Gross (Loss) profit	1,735	4,244	(4,794)	1,127	—	4,905	—	—	7,217	84,754	62,108	181,792	26,669	63,881	—	419,204	426,421

Selling expenses	(8,034)	(2,214)	(623)	(233)	—	(960)	—	—	(12,064)	(2,383)	(6,995)	(18,967)	(7,703)	(55,031)	—	(91,079)	(103,143)
Administrative expenses	(9,610)	(2,522)	(6,534)	(1,493)	—	(1,439)	—	—	(21,598)	(13,306)	(17,002)	(19,528)	(15,952)	(16,683)	(140)	(82,611)	(104,209)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	13,935	—	—	—	—	—	13,935	13,935
Unrealized (loss) gain on inventories	(3,089)	(392)	25,040	—	—	(193)	—	—	21,366	—	—	—	—	—	—	—	21,366
Net income from retained interest in securitized receivables of Tarjeta Shopping	—	—	—	—	—	—	—	—	—	—	—	—	—	26,105	—	26,105	26,105

Operating result	(18,998)	(884)	13,089	(599)	—	2,313	—	—	(5,079)	83,000	38,111	143,297	3,014	18,272	(140)	285,554	280,475

Assets	477,573	318,129	221,547	47,862	22,385	9,129	7,392	131,496	1,235,513	593,146	1,026,476	1,892,609	239,799	195,105	1,185,566	5,132,701	6,368,214
Liabilities	46,098	33,850	1,963	930	95	5,045	—	537,472	625,453	272,446	370,538	1,026,934	206,275	233,457	160,528	2,270,178	2,895,631
Non-current investments in other companies (1)	13,964	292,886	116	2,212	22,323	—	—	1,651	333,152	26,007	—	—	—	—	858,963	884,970	1,218,122
Increases and transfers of property and equipment	11,074	5,511	7,835	271	—	557	—	1	25,249	8	1,550	38,868	2,072	1,402	—	43,900	69,149
Amortization and depreciation	1,721	147	945	340	—	825	—	187	4,165	10,127	12,342	52,635	8,992	2,960	—	87,056	91,221

(1)	Include equity method of BrasilAgro, Cactus, Agro – Uranga, Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A. y Hersha Hospitality Trust.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6: (Continued)

As of December 31, 2008 :

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non Operating	Subtotal Agricultural business	Development and sale of properties	Office and other	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
Description	Local	Foreign
Production income	14,593	—	5,031	11,415	—	—	—	—	31,039	—	—	—	—	—	—	—	31,039
Cost of production	(23,030)	—	(8,806)	(9,405)	—	—	—	—	(41,241)	—	—	—	—	—	—	—	(41,241)

Production profit	(8,437)	—	(3,775)	2,010	—	—	—	—	(10,202)	—	—	—	—	—	—	—	(10,202)

Sales	68,616	—	8,348	10,763	—	21,812	—	—	109,539	61,427	41,710	100,755	45,734	74,772	615	325,013	434,552
Cost of sales	(54,978)	—	(7,610)	(10,781)	—	(15,226)	—	—	(88,595)	(48,246)	(7,951)	(27,167)	(26,984)	(35,378)	—	(145,726)	(234,321)

Sales profit (loss)	13,638	—	738	(18)	—	6,586	—	—	20,944	13,181	33,759	73,588	18,750	39,394	615	179,287	200,231

Gross profit (loss)	5,201	—	(3,037)	1,992	—	6,586	—	—	10,742	13,181	33,759	73,588	18,750	39,394	615	179,287	190,029

Selling expenses	(8,642)	—	(628)	(132)	—	(1,540)	—	—	(10,942)	(823)	(2,625)	(7,720)	(4,060)	(50,079)	—	(65,307)	(76,249)
Administrative expenses	(6,373)	—	(5,146)	(752)	—	(1,357)	—	—	(13,628)	(5,994)	(9,906)	(15,868)	(9,779)	(7,941)	—	(49,488)	(63,116)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	4,090	—	—	—	—	—	4,090	4,090
Unrealized loss on inventories	(2,968)	—	(1,054)	—	—	—	—	—	(4,022)	—	—	—	—	—	—	—	(4,022)
Net income from retained interest in securitized receivables of Tarjeta Shopping	—	—	—	—	—	—	—	—	—	—	—	—	—	(18,482)	—	(18,482)	(18,482)

Operating (loss) gain	(12,782)	—	(9,865)	1,108	—	3,689	—	—	(17,850)	10,454	21,228	50,000	4,911	(37,108)	615	50,100	32,250

Assets	391,495	9,422	185,837	42,539	6,169	15,966	—	127,568	778,996	542,265	1,174,006	1,825,502	253,655	173,512	711,568	4,680,508	5,459,504
Liabilities	56,182	35,979	2,492	356	—	6,529	—	255,987	357,525	262,510	306,365	968,824	240,875	229,387	134,718	2,142,679	2,500,204
Non current investments in other companies (1)	15,110	—	46	2,027	6,169	—	—	136,661	160,013	24,081	72,737	—	—	—	264,686	361,504	521,517
Increases and transfers of property and equipment	7,188	60,869	16,268	401	—	10,866	—	912	96,504	3,118	442,585	250,887	40,077	6,822	—	743,489	839,993
Amortization and depreciation	1,840	9	690	278	—	539	—	325	3,681	160	14,849	36,086	6,524	941	—	58,560	62,241

(1)	Include equity method of BrasilAgro, Cactus, Agro – Uranga, Exportaciones Agroindustriales Argentinas S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A. and Metropolitan 885 Third Avenue LLC.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7: LAWSUITS AND CLAIMS IN COURSE

A. Agricultural Business

1. Ongoing litigation with the city of Villa Mercedes.

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanours Court Judge’s ruling.

B. Real Estate Business

1. Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7: (Continued)

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys, the amount to be recorded to Ps. 10,173 as of December 31, 2009 such amount being recorded in Other current liabilities – payables to National Parks Administration.

NOTE 8: RESTRICTED ASSETS

A. Agricultural Business

1. Mortgages on plots of land in the Republic of Bolivia

Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 10.A.1. As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$ 2.5 million, effective through November 11, 2010; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$ 1.9 million, effective through November 11, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$ 1.9 million, effective through 11 November, 2010.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (Continued)

B. Real Estate Business

1. IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (Continued)

non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrue interests at a LIBOR rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 due in March 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one was between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for the remaining 20%. Under these contracts, both companies are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA and Starwood will be received a payment of a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of December 31, 2009 Ps.
República Building	222,128
Plot of land Beruti	53,002
Libertador Hotel	41,988
Plot of land Caballito	6,722
Plot of land Bariloche	21,900
Suipacha 652	11,162
Plot of land Caballito	36,741
Plot of land Zetol	13,296
Plot of land Vista al muelle	5,550

d.	IRSA maintains a pledge over CYRSA’s shares

e.	To guarantee due compliance with all the covenants assumed by Liveck S.A., Zetol S.A.’s and Vista al Muelle S.A.’s minority shareholder pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendum to the Agreement dated January 4, 2010 as well as payment of any damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares in Vista al Muelle S.A. and Zetol S.A..

2. APSA

a)	The accounts receivable financial trusts include the contingency and expenses funds of financial trust as credit protection for investors that as of December 31, 2009 amounted to Ps. 4,392. They are restricted availability credits until settlement in accordance with the respective prospectus.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (Continued)

b)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

c)	As of December 31, 2009, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, (CP) according to the following detail:

•	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV, XLVI and XLVIII (loan of Ps. 6,909).

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan of Ps. 3,722).

d)	Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in Other receivables and prepaid expenses for an amount of Ps. 411.

e)	As of December 31, 2009, in other current receivables, APSA has deposits that are restricted by virtue of several judicial liens.

f)	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2009 amounts to Ps. 36,741 (disclosed in other “Non-current investments- Undeveloped parcels of land”).

g)	As of December 31, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance as of the date of purchase for US$ 4.5 million.

h)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Fixed assets”).

i)

Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that the Company stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8: (Continued)

regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

j)	As regards the barter commitment described in Note 10.B.2.d.), the delivery and title deed of Air Space Coto is compromised.

k)	The fixed assets account included the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st , 2009) had with NAI INTERNATIONAL II Inc..

NOTE 9: ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A. Agricultural Business

1. Name change of Agropecuaria Cervera S.A

On November 12, 2008, the Extraordinary Shareholders’ Meeting of Agropecuaria Cervera S.A. approved the corporate name change to “Agropecuaria Anta Sociedad Anonima”, hence amending section 1 of the bylaws.

On December 17, 2008, formalities were approved by the Province of Salta’s IGPJ (Provincial regulatory agency of business associations) and was registered as of March 6, 2009.

2. Republic of Bolivia and Republic of Uruguay

Under a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock Business in South America as designed in its business plan, the Company through its affiliates Agrology S.A., IGSA and ANTA has organized companies in the Republic of Bolivia and has acquired a company in the Republic of Uruguay.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

Hence, the following companies were organized:

Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itín Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchán Agropecuaria S.A. whose shareholders are: Agrology S.A. holding a 95.12% interest, IGSA and ANTA holding a 2.44% interest each. Such companies in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired plots of land for the agricultural exploitation which are described in Note 10.A.1.. Thus, Cresud holds a 100% interest in such companies, engaged in agricultural exploitation.

Additionally, during October 2008, the Company acquired through its affiliate Agrology S.A. 100% of the common stock of a company called Helmir S.A., located in Republic of Uruguay whose corporate purpose is broad.

3. Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A..

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A.. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A.

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the previously called general shareholders’ meetings were held at Cresca S.A. headquarters, whose agenda included among other matters, the capital increase and the issuance of shares of such company as well as the ratification of those agreements that are among the transactions that together with Carlos Casado S.A. had been planned and that at present Cresud will develop through its affiliate, Agrology S.A..

Likewise, on that date, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunately.

4. Investment in Cactus

On June 30, 2009, Agrology, by means of its affiliate Helmir S.A. executed with the company Cactus Feeders Inc. an agreement to purchase shares of the company Cactus Argentina S.A.

By means of this agreement, Helmir S.A. acquired 3,294,667 registered, non endorsable shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share of Cactus, representing 12% of the common stock of such company, at a price of US$ 1.2 million, which will be paid on June 30, 2010, plus interest at 4% p.a. (See Note 12.2.a to the basic financial statements).

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

The debt is secured by a promissory in favor of Cactus Feeders Inc. for US$ 1.2 million, falling due on June 30, 2010. Likewise, a first degree security interest in favor of Cactus Feeders Inc. on the 3,294,667 shares acquired to secure the established payment.

Afterwards, Cresud assigned a receivable for Ps. 2,245, it carried from Cactus, to Helmir S.A. Both Cresud and Helmir S.A. have decided to capitalize those receivables it carried from Cactus.

As on July 2, 2009, Cactus’s shareholders have capitalized their interests accordingly, Helmir S.A.’s interest in Cactus has not changed.

B. Real Estate Business

1. IRSA

a.	Creation of CYRSA – Horizons Project

In January 2007, IRSA acquired the total share of the company named Rummaala S.A. (“Rummaala”), the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 17 million. As security for compliance with, the shares acquired were pledged.

Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.24 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.25 million. As security for compliance, IRSA’s property located at Suipacha 652 was mortgaged. In April, 2007, IRSA constituted Cyrsa S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, IRSA contributed 100% of the shareholding of Rummaala and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 (amount equivalent to the net value of the shares contributed by IRSA).

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

From May 2008, Rummaalá (merged with CYRSA since October 1st, 2009) continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Customer advances”.

The sale prices set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plan:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•	Partial cancellation will be on installments payable up to the time of transfer/signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest.

As of December 31, 2009, the percentage of completion of the Horizons project was 65.11%.

b.	Acquisition of shares in Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, IRSA through Real Estate Investment Group (REIG), an entity controlled and managed by IRSA, announced the subscription of 5,700,000 ordinary shares representative of approximately 10.4% Hersha’s common stock. Together with the acquisition of this shareholding, REIG shall be entitled to an option for a five-year term over a further 5,700,000 additionally ordinary shares at a price of US$ 3 per share. The total price paid by REIG for such shares was US$ 14.3 million. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain, to the position of member of Hersha’s Board of Directors. As of December 31, 2009, IRSA’s ownership interest in Hersha amounts to 11.30%. Besides, if the purchase option previously mentioned were exercised without any new shares being issued in favor of third parties, IRSA’s stake in Hersha would amount to 19.28%.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

c.	Acquisition of Metropolitan 885 Third Ave. LLC (“Metropolitan”)

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”) whose equity is composed of an office building known as “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercible until July 2011 to sell a 50% portion of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offering to acquire a 60% portion of the 5% of its equity interest . The price paid in this transaction was US$ 22.6 million.

On June 30, 2009, Metropolitan had incurred losses in excess of the book value at which IRSA carried this investment arising mainly from the allowance for impairment booked in connection with the Lipstick Building. IRSA’s share in these losses exceeds value of the investment booked by IRSA. Therefore, the investment was valued at zero and a liability was recognized and recorded under “Other liabilities” for US$ 1.5 million (equivalent to the maximum amount that IRSA has agreed to contribute in the event of being required to fund Metropolitan’s operations). The put right was revalued accordingly and adjusted to its value at year-end, estimated at US$ 12.1 million and disclosed under Other receivables.

d.	Acquisition of shares in Banco Hipotecario S.A.

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., 143,627,987 shares in Banco Hipotecario S.A. (BHSA) in exchange for Ps. 107.6 million. The transaction was recognized by the “acquisition method” (see Note 2.k.2. to the basic financial statements). As a result of these acquisitions, as of June 30, 2009 IRSA held a 21.34% interest in BHSA’s capital stock.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

During the semester, IRSA (through its subsidiaries) acquired the equivalent to 82,842,493 shares of BHSA for an amount of US$ 25 million.

The above transaction was recorded by application of the “acquisition method” (See Note 2.k.2. to the stand-alone financial statements), the analysis of the current value of assets and liabilities acquired is in the process.

After the above mentioned purchase, as of December 31, 2009 IRSA has 26.86% of the shares of BHSA (without consideration treasury stock).

e.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA acquired a 100% stake in Liveck S.A. (Liveck) (a company organized in the Oriental Republic of Uruguay). On June 30, 2009, IRSA sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

On June 11, 2009 Liveck acquired, a 90% interest over the shares of the companies Vista al Muelle S.A. (Vista al Muelle) and Zetol, both property owners in Uruguay’s Canelones Department.

The price of the purchase of all the shares in Zetol, of which 90% was acquired by Liveck and the remaining 10% of which was acquired by Banzey S.A. (Banzey), had been fixed at US$ 7.0 million, of which:

I)	US$ 2.0 million have already been paid.

II)	The US$ 5.0 million balance is to be paid in 5 installments of US$ 1.0 million each and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA.

The balance outstanding on the price accrues an annual 3.5% compensatory interest rate calculated on the total outstanding amount and payable jointly and undividedly with each one of the price balance installments.

The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.8 million, of which:

I)	US$ 0.5 million have already been paid.

II)	US$ 0.3 million to be paid within a maximum two-year term counted as from the date of the purchase and sale agreement.

An annual 8% compensatory interest rate has been agreed on the outstanding amounts, to be paid jointly and undividedly with each one of the price balance installments.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers. As a consequence of the above-mentioned sale of a 50% stake to Cyrela Brazil Realty S.A., there has been a 50% reduction in the original amount of the surety bond.

On December 22, 2009, Vista al Muelle acquired plot of land for a total of US$ 1.9 million and the terms of payment were:

I)	US$ 0.1 million have already been paid.

II)	US$ 0.2 million will be paid within the 10 days immediately following the earlier of the date on which the municipal office of the Mayor of Canelones serves conclusive notice of the approval and coming into force of the so-called “Detailed Urban Plan (PUD)” or within a maximum term of 8 months as from the date of execution of the agreement.

III)	US$ 1.6 million to be paid by delivering Home Units and/or Retail Stores to be built and representative of a 12% portion of the 65.54% interest resulting from the sum of the prices of all the units appearing on the Price List for the launch to the market of the B Sector (with the parties having signed a boundary plan of said sector).

Pursuant to the stock purchase agreement for Vista al Muelle’s shares executed on June 11, 2009 and the Addendum to the Agreement dated January 4, 2010, Liveck has agreed to buy the shares held by Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle until the execution of said purchase and sale.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

Both parties have agreed that this purchase and sale is dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than April 1st, 2010. If no such shareholder agreement is signed, this sale shall be executed and delivered on April 12, 2010.

f.	Merger and spin-off/merger between IRSA and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A. (IBOSA)

IRSA’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. to be subsequently merged with Inversora Bolívar S.A. as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities.

2. APSA

a.	Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, APSA reviewed the general and specific economic prospects for Tarshop S.A.’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the conditions commanding on the market, during first quarter of fiscal year 2009, APSA decided to participate in a capital increase of Tarshop S.A. for up to the amount of Ps. 60,000, increasing its equity interest in Tarshop S.A. from 80% to 93.439%.

During the second quarter of fiscal year 2009, APSA provided financial assistance to Tarshop S.A. for Ps. 105,000, amount then accepted as irrevocable capital contributions. The capitalization of such irrevocable contributions and the subsequent capital increase was decided by Tarshop S.A.’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in the mentioned Company stands at 98.5878%.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

b.	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

The sale price was established at the total and definitive amount of US$ 26.8 million and APSA granted to Banco Hipotecario S.A. the indemnities that are usual in this type of transactions.

In this line of thought, on December 29, 2009, the contractual documents related to the sale of the 80% of Tarshop S.A.’s capital stock to Banco Hipotecario S.A. were subscribed.

It must be noted that the transaction is subject to the authorization and/or approval of the Central Bank of Argentina, under its function of enforcement agency in accordance with current regulations.

Upon executing the agreement, US$ 5.4 million was received as prepayment, disclosed in “Other Liabilities” and the remaining balance of US$ 21.4 million will be collected 5 working days after the Central Bank of Argentina notifies about the authorization, even with conditions to the transaction, whereupon price adjustments considered in the agreement and compliance with other conditions precedent will be taken into account, among which we may underscore the guarantee assumed by Alto Palermo S.A. in connection with the collectability of certain receivables that Tarshop S.A. carries with its subsidiary.

Subsequently, during January 2010 and related to the restructure operation of its interest in Tarshop S.A., APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, thus consolidating what its 20% interest will be as regards Tarshop S.A.’s capital stock in the event the previously mentioned Central Bank of Argentina approval is registered.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

c.	Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 Shopping Alto Palermo S.A. merged into APSA.

d.	Acquisition of shares of Arcos del Gourmet S.A.

During August 2007, APSA exercised an option for subscription of shares of Arcos del Gourmet S.A. (a company that holds a concession granted by ONABE).

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled. As of June 30, 2009 the option has been accounted in non-current investments – advances for purchase of shares.

On November 27, 2009, Alto Palermo S.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1, entitled to 1 vote each, representing 80% of the common stock.

The price agreed upon for 40% of acquired shares was fixed at US$ 4.3 million, out of which the amount of US$ 0.3 million has been settled as part of the option price; US$ 2.0 million was paid upon executing the share purchase agreement and the remainder shall be paid in two equal annual installments, falling due on November 27, 2010 and November 27, 2011.

For the remaining 40% of shares, the price was fixed at (i) US$ 0.8 million, plus (ii) 20% of the investment required to develop the project. Out of the price indicated in (i), US$ 0.3 million has been settled as part of the option price and US$ 0.5 million will be paid when the Shareholders’ Meeting approves the capital increase of Arcos del Gourmet S.A. for US$ 2.7 million. The portion of the price indicated in (ii) shall be paid upon the possible capital increase required to develop the project, which should be approved by the respective authorities and as agreed by the parties, up to US$ 6.9 million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

e.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an agreement for Partial transfer of Goodwill with INCSA for acquiring one of the parts of the net assets established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the net assets transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owned will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the net assets established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for purchase of fixed assets.

f.	Merger between APSA and Shopping Alto Palermo S.A.:

On November 27, 2009, it was held APSA’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in APSA’s merger with Shopping Alto Palermo S.A. as from July 1, 2009, APSA being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

g.	Purchase of Fibesa S.A. (Fibesa)’s shares:

On August 3, 2009, a share transfer agreement was executed by which APSA sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the APSA’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the APSA’s capital stock.

Due to the previously mentioned agreements, APSA owns 95% of that company’s capital stock and Shopping Alto Palermo owns the remaining 5%. Afterwards, due to the merger between APSA and Shopping Alto Palermo S.A., as mentioned in subsection f) of this note, APSA is the owner of 100% of the Fibesa’s shares.

h.	Merger between Comercializadora Los Altos S.A. and Fibesa

The Special and Unanimous Shareholders’ Meeting of Fibesa S.A. held on December 31st, 2009, resolved the merger into Comercializadora Los Altos S.A., from July 1st, 2009. Thus, a capital increase of Ps. 1,686 in Fibesa’s capital stock was generated.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

i.	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between APSA and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City. During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 98.5% by the period-end. Additionally, the progress percentage of the work of the office building is at 84.5%.

Total contributions made by shareholders as regards this project amount to Ps. 555,989 as of the closing date of these unaudited financial statements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9: (Continued)

j.	Purchase of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which APSA and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed price amounted to US$ 0.29 million, out of which, as of the execution date of such agreement US$ 0.14 million has been paid, and the residual balance, that is to say, US$ 0.15 million will be paid in six months.

As a result of the previously mentioned agreement, APSA becomes the owner of 97.5% of such company’s shares, while Fibesa becomes the owner of the remaining 2.5%.

NOTE 10: PURCHASE, SALES AND BARTER OF PROPERTIES

A. Agricultural Business

1. Acquisitions of land in the Republic of Bolivia

a. On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million, of which US$ 1.1 million was paid US$ 3.8 million in January 22, 2009 date in which the contracts’ protocol was signed and US$ 4.0 million in November 9, 2009. The remainder balance as of the date of the financial statements will be paid without interests in 12 month from the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

b. On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.9 million out of which US$ 0.9 million was paid, US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.1 million in November 9, 2009. The remainder balance as of the date of the financial statements will be paid without interests in 12 months from the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10: (Continued)

c. On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid, US$ 2.3 million in November 19, 2008 date in which the contracts’ protocol was signed and US$ 3.0 million in November 9, 2009. The remainder balance as of the date of the financial statements will be paid without interests in 12 month from the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

B. Real Estate Business

1. IRSA

a.	Acquisition of plots of land located Catalinas Norte area

IRSA executed a preliminary sales agreement for the acquisition of a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The price agreed was Ps. 95.0 million, of which: Ps. 19.0 million have already been paid and the outstanding balance shall be paid at the time of executing and delivering the corresponding title deed, scheduled for May 2010.

2. APSA

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 20, 2006, APSA acquired through a public bidding the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba for the amount of Ps. 32,522.

The building is under a concession agreement, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 214 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10: (Continued)

On September 25, 2007, the transfer deed of the property was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. As of December 31, 2009 this transaction is recorded as non—current investments.

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future properties: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) 15 Garages, which represent and will further represent jointly 15% of the own covered square meters of garage in the same building.

The parties have determined that the value of each undertaking is of US$ 1.1 million. The above mentioned amount is included in Inventories, net.

As a complementary consideration in favor of APSA, Condominios del Alto S.A. paid APSA US$ 0.015 million and constituted certain guarantees in favor of APSA.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations. The above mentioned amount is included in Inventories, net.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future building: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10: (Continued)

c.	Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from DOWLER COMPANY S.A. a plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Buenos Aires City, located in near the shopping mall as “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

The transaction was executed for a total price of US$ 17.8 million out of which, as of the closing date of these financial statements US$ 13.3 million had been paid and the remaining unpaid balance will be paid off in one installment US$ 4.5 million which due in February 16, 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account “non-current investments”- Undeveloped parcels of land.

d.	Barter with CYRSA S.A.

On September 24, 1997, APSA and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA S.A. (CYRSA) 112 garage parking slots and the rights to increase the height of the property to build a two tower buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storing units equivalent to 25% of storing units in the future building.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10: (Continued)

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO.

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the above mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA that conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

e.	“Letter of Intent” Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent”. This “Letter of Intent” states its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at US$ 0.5 million, out of which by early July, the amount of US$ 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009, the date on which the “Letter of Intent” expires. At the date of preparation of these these unaudited financial statements, the parties are agreeing by consensus the necessary instruments in order to concrete the operation, which will be promptly submitted to the approval of Wal Mart USA.

NOTE 11: GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of December 31, 2009 and June 30, 2009, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 7,303 and Ps. 9,075 respectively.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11: (Continued)

As of December 31, 2009 and June 30, 2009, there are no agreements that failed to be complied with for which FyO.Com may have been claimed in its capacity of guarantor.

NOTE 12: MEMORANDUM OF UNDERSTANDING TO RENEGOTIATE THE CONCESSION AGREEMENT

On July 2, 2008, ANTA executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1st of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

On July 1st, 2009 the installment corresponding to 2008-2009 campaign was cancelled for Ps. 1,305.

Additionally, ANTA committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession.

NOTE 13: NEGOTIABLE OBLIGATIONS PROGRAM

A. Real Estate Business

1. IRSA

a.	Convertible Notes – Due date 2017

In February 2007, IRSA issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (Continued)

Principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. As of December 31, 2009 and June 30, 2009 the notes are net of issuance cost amounting to Ps. 874 current and Ps. 5,393 non-current and Ps. 875 current and Ps. 5,831 non-current, respectively.

2. APSA

a.	Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Obliges decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these unaudited financial statements. Since the conditions of the CN have not substantially modified, the postponement of the maturity term have not had an impact on these financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

Conversion right: the convertible notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (Continued)

Right to collect dividends: the shares underlying the conversion of the convertible notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of December 31, 2009, the holders of Convertible Notes into APSA ordinary shares, have exercised their right to convert them for a total amount of US$ 2,8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each.

As of December 31, 2009 Convertible Notes amounted to US$ 47.2 million.

b.	Issuance of notes

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million.

Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semi-annually on May 11 and November 11 of each year as from November 11, 2007.

Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi- annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of December 31, 2009 total Series I and Series II Notes repurchased by APSA amount to US$ 5.0 million and US$ 4.8 million, respectively. Such notes had been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of December 31, 2009, IRSA holds Series I Notes for US$ 39.6 million in nominal value and Series II Notes for Ps. 33.2 million in nominal value. Additionally, Cresud holds Series I Notes for US$ 5.0 million in nominal value.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13: (Continued)

Under the Global Program for Issuance of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, in two series was completed.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar Privada rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rates applied to the principal in US dollars, payable on a quarterly basis.

The APSA’s Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

NOTE 14: SIGNIFICANT EVENTS

A. Agricultural Business

1. Loan inventories

On August 6, 2008, Agrology S.A. executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GRDs representative of 10 shares of common shares with a face value of Ps. 1 per share of IRSA.

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology S.A. As regards exercising the political rights (vote), the Parties agreed that Agrology S.A. will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrology S.A. the funds related to this item.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. They will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14: (Continued)

As of the closing date of these financial statements, Inversiones Financieras del Sur S.A. returned 21,080 Global Depositary Shares (GDR’s) to Agrology S.A., represented by Global Depositary Receipts (GDR’s) representative of shares of common stock of Ps. 1 per share.

On July 30, 2009, Agrology S.A. made an offer to Inversiones Financieras del Sur S.A. to extend the agreed-upon due date of the loan inventories for 360 days, modifying the amount of GDRS of IRSA investments and Representaciones Sociedad Anónima granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A.

B. Real Estate Business

1. IRSA

a.	Investment in Banco Hipotecario S.A.

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the BCRA to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond—US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40 translated at Ps. 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage—US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14 (Continued)

In September 2002 and October 2005, the Central Bank of Argentina credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Central Bank of Argentina stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,256,668 as of December 31, 2009.

As from January 1st, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1st, 2007, such limit was modified to 35%.

The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Central Bank of Argentina that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of December 31, 2009 and 2008 the assistance to the Public Sector arises 19.8% and 22.6% from total Assets, respectively.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14: (Continued)

Aspects pending of resolution

As mentioned in the notes to the financial statements of Banco Hipotecario S.A. (“Banco Hipotecario”), there are certain aspects that had been objected to by the Financial Institutions Oversight Department of the Central Bank of Argentina (BCRA). These matters are related mainly to:

a)	the accounting records entered for certain transactions involving derivative financial instruments, which, according to the requirements of BCRA, are to be booked in accordance with the criteria laid down by the professional accounting standards, would entail a reduction in shareholders’ equity as of December 31, 2009.

b)	regulatory treatment and prudential relations resulting from the negotiation and consummation of certain transactions involving derivative financial instruments. It is to be noted that, in response to certain objections raised by the Central Bank of Argentina, the Entity decided to compute the counterparty and fractioning risk associated to its exposure to the Non-financial Public Sector as well as the ensuing impact on the minimum capital requirements for thousand Ps. 2,047,289 for a five-month period and maturing on November 30, 2009. At the date of the financial statements the above mentioned situation had been regularized.

For purposes of recording its investment in Banco Hipotecario, the Company applies this entity’s shareholder’s equity determined according to the professional accounting standards. Therefore, the aspects referred to in a) above; do not have a significant impact on the Company’s financial statements because they have already been contemplated in the values considered by the Company.

At the date of issuance of its financial statements as of December 31, 2009, Banco Hipotecario S.A. had made adjustments to the book value of certain transactions described in paragraph a) above and is now awaiting the Central Bank of Argentina’s approval.

Banco Hipotecario’s Treasury Shares

In the course of the previous fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares totaling 71.1 million. These are available in the terms and conditions laid down by the Argentine Companies Law in its Section 221.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14: (Continued)

Pursuant to the Minutes of the Board Meeting No. 268 dated January 12, 2010, Banco Hipotecario’s Board of Directors adopted the following resolutions: 1) to deliver the Class D shares currently in BHSA’s portfolio as payment to StARS holders up to the amount of their receivables and at the value quoted for the share at that time (or using any other method for improved accuracy), and 2) to analyze possible alternatives for the application of the remaining shares.

b.	Transactions pending solution by the Argentine Antitrust Commission (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), IRSA applied to the Antitrust Commission for a consultative opinion on whether IRSA had to notify that transaction or not. As of the date of issuance of these financial statements, the Antitrust Commission had not yet handed down a resolution.

In addition, as regards the acquisition of Torre Bank Boston (Della Paolera), on August 30, 2007 IRSA applied to the Antitrust Commission for a consultative opinion as to whether IRSA had to notify the transaction. On November 22, 2007 the Antitrust Commission stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. As of the date of issuance of these financial statements, this matter had not yet been finally settled.

On May 6, 2008 IRSA applied to the Antitrust Commission for a consultative opinion concerning the acquisition of Edificio República. The Antitrust Commission handed down a decision dated August 12, 2009 whereby it stated that the purchase had to be notified. IRSA lodged an appeal against such pronouncement with the local courts. On December 23, 2009 IRSA was notified that its appeal had been dismissed.

2. APSA

a)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNACIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14: (Continued)

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of December 31, 2009 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances—Lease advances for Ps. 18,279.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14: (Continued)

b)	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account.

After having obtained the approval, the Company had a 150’days term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering this comment an additional term was formally requested to file the new project.

On June 12, 2009, Shoppping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shoppping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. Finally, on January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Once these are filed and approved by the Municipality, the term established to commence the works starts to run. Such term will be of 90 running days as from such approval.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14: (Continued)

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of mailing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and press those charges considered to be required in such sense, among them, to request the return of the premises where the shopping mall and/or hypermarket will be built, based on the condition of the real estate development in which the noncompliance has taken place.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

c)	Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts—Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14: (Continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop’s balance sheet, Tarshop S.A. receives cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period/year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 262,078 during the period ended December 31, 2009 of credits receivable originated in the use of its clients’ credits cards and personal loans carrying promissory notes. Consequently, TDF coupon zero for Ps. 13,500, TDF Series “A” for Ps. 203,606 and CP Series “C” for Ps. 44,972 were issued.

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, with exception of TDF Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLIX and L, and TDF Series C of the Series XLVII, part of which Tarshop S.A. maintained in its portfolio. Cash reserves for losses in the amount of Ps. 4,392 have been made as credit protection for investors.

d)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At the end the amount of Ps. 9,836 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A..

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 15: FINANCIAL AND CAPITAL MARKET SITUACION

As from the last months of 2008, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity and credit. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration.

As soon as the largest economies in the world started to intervene by injecting liquidity into the markets, interest rates responded with a downward trend which favored, in 2009, the recovery of stock and debt market indices. As regards the real economy at the global level, it remains to be seen whether the measures implemented by the different governments have had lasting positive effects.

As regards Argentina in 2008, the quotation of Government and corporate securities in the stock markets sustained dramatic drops whereas interest rates, the country risk rate and the exchange rates went upwards. In 2009, securities started to recover, particularly the instruments issued by the Argentine Government, with the ensuing impact on the valuation at fair value of the financial assets holdings maintained by Banco Hipotecario in its portfolio.

As regards the quotation of Banco Hipotecario’s shares, which had declined in recent quarters due to the overall market situation, it has significantly appreciated in the past months which corroborate our estimate that the decrease in the value of Banco Hipotecario’s shares had been temporary.

The management of the Company is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation to protect the assets of the company.

NOTE 16: SALES OF BUILDINGS

During the period of six months ended December 31, 2009 and the year ended June 30, 2009, IRSA conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 12,057 and 20,315 square meters, respectively, in exchange for a total of Ps. 133.1 million and Ps. 201.3 million, respectively. The gross income generated by these transactions amounted to Ps. 93.7 million and Ps. 119.4 million, respectively.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 17: CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company together with its related Company IRSA is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants’ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by Cresud and IRSA only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

As of December 31, 2009 Cresud and IRSA had made contributions to the Plan that amount Ps. 3,067.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 18: NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 328,311, which treatment is being considered by the Board of Directors and the respective management.

NOTE 19: SUBSEQUENT EVENTS

Real Estate Business

a)	Acquisition of shares in Hersha

On January 21, 2010, IRSA subscribed, through a subsidiary, 4,789,917 ordinary shares of Hersha Hospitality Trust (Hersha) at US$ 3.00 per share and for a total purchase amount of US$ 14.4 million. Following this subscription, the equity interest in Hersha held by the Company and its subsidiaries arises to 10.33% of the outstanding capital stock.

b)	Acquisition of shares in BHSA

Subsequent to the financial statements’ closing date, IRSA (through subsidiaries) bought 3,600,000 shares in BHSA from Inversiones Financieras del Sur S.A. for Ps. 5,083. As a result of this purchase, IRSA’s equity interest arises to 27.10% (excluding the treasury shares in the portfolio) of the capital stock of BHSA.

c)	Option to acquire an interest in APSA

On January 13, 2010, IRSA submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (APSA’s Convertible Note 2014) for a nominal value of US$ 15.5 million.

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended until November 30, 2010 subject to compliance with certain conditions. The strike price has been fixed at the total and final amount of US$ 126.0 million.

So as to comply with the first of these conditions, IRSA has transferred US$ 6.0 million to PASA as payment in exchange for the option, to be computed towards cancellation of the final price. If IRSA did not exercise the option within the above-mentioned period, this amount would be kept by PASA.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19: (Continued)

As of the date of issuance of these financial statements, the parties were carrying on with the legal and commercial structure underlying the above transactions.

d)	Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, APSA executed an agreement with Mr. León Halac (LH), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LH participates in developing, under any method, shopping malls of over 20,000 square meters within the territory of Buenos Aires City, Argentine Republic. APSA, shall pay in consideration of the obligations assumed by the other party a total and definitive price of US$ 2.2 million payable: (1) A down payment of US$ 0.8 million upon executing the agreement and (2) the balance of the price for US$ 1.4 million in 28 monthly consecutive installments, accruing no interest of US$ 0.05 million each, to which income tax withholdings will be added.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

publication in Argentina

Unaudited Basic Financial Statements

Corresponding to the six-month periods

ended December 31, 2009 and 2008

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as of December 31, 2009 and 2008 and June 30, 2009

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	June 30, 2009	December 31, 2008
	(Notes 1 and 2)	(Notes 1 and 2)	(Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 8 a.)	4,195	7,620	7,457
Investments (Note 8 b.)	7,538	13,507	111,574
Trade accounts receivable, net (Note 8 c.)	41,566	42,990	36,056
Other receivables (Note 8 d.)	101,181	79,053	115,693
Inventories (Note 8 e.)	125,986	86,962	136,280

Total Current Assets	280,466	230,132	407,060

Non-Current Assets
Trade accounts receivable, net (Note 8 c.)	—	2,153	6,104
Other receivables (Note 8 d.)	30,240	30,725	142,316
Inventories (Note 8 e.)	93,649	74,757	68,849
Investments on equity investees (Note 8 b.)	1,721,049	1,463,153	1,038,330
Other investments (Note 8 b.)	74,402	69,358	57,403
Property and equipment, net (Schedule A)	288,513	274,928	266,105
Intangible assets, net (Schedule B)	1,223	1,373	—

Total Non-Current Assets	2,209,076	1,916,447	1,579,107

Total Assets	2,489,542	2,146,579	1,986,167

	December 31, 2009	June 30, 2009	December 31, 2008
	(Notes 1 and 2)	(Notes 1 and 2)	(Notes 1 and 2)
LIABILITIES
Current Liabilities
Trade accounts payable (Note 8 f.)	66,622	61,099	54,416
Short-term debt (Note 8 g.)	384,543	191,523	143,955
Salaries and social security payable (Note 8 h.)	6,121	5,217	3,718
Taxes payable (Note 8 i.)	6,097	5,682	14,580
Other liabilities (Note 8 j.)	41,347	1,843	14,340

Total Current Liabilities	504,730	265,364	231,009

Non-Current Liabilities
Taxes payable (Note 8 i.)	60,291	68,045	78,887
Provisions (Schedule E)	1,785	286	49

Total Non-Current Liabilities	62,076	68,331	78,936

Total Liabilities	566,806	333,695	309,945

SHAREHOLDERS’ EQUITY	1,922,736	1,812,884	1,676,222

Total Liabilities and Shareholders’ Equity	2,489,542	2,146,579	1,986,167

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang

Vice-president I

Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	December 31, 2008
Production income:
Crops	9,715	14,163
Beef cattle	5,497	4,895
Milk	11,364	11,415

Total production income	26,576	30,473

Cost of production (Schedule F.2)
Crops	(9,955)	(22,395)
Beef cattle	(11,170)	(7,895)
Milk	(10,237)	(9,405)

Total cost of production	(31,362)	(39,695)

Production loss	(4,786)	(9,222)

Sales
Crops	49,716	67,153
Beef cattle	10,048	6,349
Milk	10,788	10,763
Other	7,380	6,833

Total sales	77,932	91,098

Cost of sales (Schedule F.1)
Crops	(46,298)	(53,909)
Beef cattle	(9,169)	(5,534)
Milk	(10,788)	(10,781)
Other	(3,689)	(2,621)

Total cost of sales	(69,944)	(72,845)

Sales profit	7,988	18,253

Gross profit	3,202	9,031

Selling expenses (Schedule H)	(8,030)	(9,985)
Administrative expenses (Schedule H)	(18,822)	(12,902)
Unrealized loss on inventories-crops, raw materials and MAT	(2,857)	(2,740)
Unrealized gain (loss) on inventories-beef cattle (Schedules F.1 and F.2)	25,040	(1,182)

Operating loss	(1,467)	(17,778)

Financial results:
Generated by assets:
Exchange gains and discounts	216	56,880
Interest income	7,437	13,687
Gain on hedging operations	6,506	17,590
Financial results accrued of IRSA and APSA notes	4,215	—
Doubtful accounts (Schedule E)	(88)	(120)
Tax on bank accounts operations	(3,032)	(2,090)
Holding gain and transactions on securities	216	1,785

	15,470	87,732

Generated by liabilities:
Interest on Non- Convertible Notes	(1,438)	—
Interest on short-term debts	(14,745)	(11,378)
Others	(1,059)	(301)
Exchange loss gain and discounts	467	(20,558)

	(16,775)	(32,237)

Other income and expenses, net:
Gain on the sale of fixed assets	40	123
Shareholders’ Personal asset tax	(4,063)	(4,241)
Others	960	17

	(3,063)	(4,101)

Gain on equity investees (Note 8 k.)	155,453	18,088
Management fee (Note 5)	(15,820)	(1,496)

Net income before income tax	133,798	50,208

Income tax (Note 6)	8,047	(37,912)

Net income for the period	141,845	12,296

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang

Vice-president I

Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions						Retained earnings		Retained earnings	Translation differences	Total as of December 31, 2009	Total as of December 31, 2008
	Capital (Note 3)		Inflation adjustment		Paid-in capital (1)	Subtotal	Legal Reserve	Reserve for new developments
Items	Common stock	Treasury stock	Common stock	Treasury Stock
Balances at the beginning of the year	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	126,893	36,681	1,812,884	1,762,338
Exercise of Options (Note 15)	1	—	—	—	6	7	—	—	—	—	7	23
Purchase of treasury stock (Note 18)	—	—	—	—	—	—	—	—	—	—	—	(49,156)
Shareholders’ meeting held on 10.29.2009:
-Legal Reserve	—	—	—	—	—	—	6,231	—	(6,231)	—	—	—
-Cash Dividends	—	—	—	—	—	—	—	—	(60,000)	—	(60,000)	(20,000)
-Reserve for new developments	—	—	—	—	—	—	—	58,385	(58,385)	—	—	—
-Atribution of treasury stock	24,999	(24,999)	8,285	(8,285)	—	—	—	—	—	—	—	—
Treasury stock dividends	—	—	—	—	—	—	—	—	—	—	—	475
Translation differences	—	—	—	—	—	—	—	—	—	28,000	28,000	(29,754)
Net income for the period	—	—	—	—	—	—	—	—	141,845	—	141,845	12,296

Balances as of December 31, 2009	496,539	5,001	164,561	1,657	879,224	1,546,982	23,023	143,928	144,122	64,681	1,922,736	—

Balances as of December 31, 2008	479,593	21,943	158,946	7,272	879,207	1,546,961	16,792	158,744	(34,584)	(11,691)	—	1,676,222

(1)	See notes 2.q. and 15.

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang

Vice-president I

Acting as president

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flows

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	December 31, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	15,991	519,852
Cash and cash equivalents at the end of the period	6,603	92,308

Net decrease in cash	(9,388)	(427,544)

Causes of changes in cash and cash equivalents
Operating activities
Net Income for the period	141,845	12,296
Accrued interest during the period	(11,804)	(3,746)
Income tax	(8,047)	37,912
Adjustments made to reach net cash flows from operating activities
Gain on equity investees	(155,453)	(18,088)
Increase in allowances, provisions and accruals	2,167	787
Depreciations	2,908	2,645
Unrealized (gain) loss on Inventories	(22,183)	3,922
Financial results	(10,632)	(9,804)
Gain on the sale of fixed assets	(40)	(123)
Changes in operating assets and liabilities

Decrease (increase) in current investments	6,224	(24,114)
Decrease in trade accounts receivable	2,692	1,416
Decrease (increase) in other receivables	3,416	(36,134)
Increase in inventories	(33,615)	(35,246)
Increase in social security payable, taxes payable and advances from customers	1,054	3,211
Increase in trade accounts payable	11,423	1,422
Dividends collected	18,169	1,759
Increase in other debts	8,918	8,844

Cash flows applied to operating activities	(42,958)	(53,041)

Investing activities
Increase in interest in equity method investees (except IRSA)	(96,997)	(34,574)
Increase in interest in IRSA	—	(148,883)
Increase in related companies loans	(38,723)	(4,428)
Acquisition and upgrading of fixed assets	(9,577)	(20,624)
Acquisition of Convertible Notes IRSA and APSA	—	(41,827)
Collections of receivables from sale of fixed assets	2,429	2,930
Sale of fixed assets	56	227
Incorporated cash by merger	1,161	—

Cash flows applied to investing activities	(141,651)	(247,179)

Financing activities
Exercise of Warrants and Options	7	23
Cash Dividends paid	(60,000)	(19,525)
Proceeds from short-term and long-term debts	186,264	33,190
Payments of short-term debts	(31,080)	(92,400)
Loans granted to controlled companies	30,585	—
Purchase of treasury stock	—	(48,612)
Issuance of Non-convertible Notes (Note 19)	49,445	—

Cash flows provided by (applied to) financing activities	175,221	(127,324)

Net decrease in cash and cash equivalents	(9,388)	(427,544)

Saúl Zang

Vice-president I

Acting as president

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flows (Continued)

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	December 31, 2008
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	1,097	771
Increase in property and equipment through an Increase in other debts	—	10,882
Purchase of treasury stock unpaid	—	544
Increase in non-current investments by translation differences	(28,000)	29,756
Increase in non-current investments through a decrease in other receivables	6,593	—

	December 31, 2009	December 31, 2008
Complementary information
Interest paid	12,064	6,255
Income tax paid	4,348	2,358

	December 31, 2009	December 31, 2008
Balances incorporated by merger (Note 13)
- Trade accounts receivable	1,632	—
- Other receivables	1,360	—
- Inventories	3,214	—
- Property and equipment	5,835	—
- Investments on equity investees	(10,777)	—
- Trade accounts payable	(408)	—
- Salaries and social security payable	(37)	—
- Taxes payable	(523)	—
- Provisions	(1,457)	—

Cash incorporated	1,161	—

Saúl Zang

Vice-president I

Acting as president

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

Corresponding to the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a. Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

b. The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1st, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441 issued on April 8, 2003 by the CNV, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the CPCECABA, by which the restatement of financial statements was discontinued as from October 1st, 2003. This change has not generated any significant effect on the Company´s financial statements taken as a whole.

c. Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2009 and December 31, 2008.

These financial statements have been prepared giving effect to the spin-off - merger mentioned in Note 13; consequently, the stand-alone financial statements as of December 31, 2009 are not comparable with those issued as of June 30, 2009 and with the six-month period ended December 31, 2008.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a. Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

b. Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end.

d. Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value net of sales expenses as of the date of the financial statements. Therefore, interests to collect corresponding to non-convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.l. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e. Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:(Continued)

f. Credits and short-term and long-term debts

Credits and debts have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

g. Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and purchase and sale of US dollars and receivable.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

The assets and liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the period under “Unrealized (loss) gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations are included under the Financial Results.

h. Other receivables and liabilities

Other receivables and liabilities have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements, if applicable.

The non-current VAT credit has been valued based on the best possible estimate of the discounted amount using a rate that reflect the time value of money and the specific risks of the transaction estimated as of the date of these financial statements.

Other receivables and liabilities in foreign currency have been valued at their amount in such currency at period-end or year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

i. Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j. Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each period-end or year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period-end or year end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at their net realization value, representing the different quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

5)	Farming Products—Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen—Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

6)	The remaining inventories were valued at their replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the closing-date of these financial statements.

k. Long term investments in other companies

1.	Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

Interests in subsidiaries and affiliates as of December 31, 2009 are as follows:

Subsidiaries and affiliates	% Equity interest
IGSA (Note 12.2.d)	99.99

Agrology S.A. (Note 12.1.b)	97.00

ANTA (Note 12.2.c)	90.00

FyO.Com (1)	64.30

Cactus (Note 12.2.a)	36.00

Agro—Uranga S.A.	35.72

IRSA (Note 12.2.b)	50.23

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

Subsidiaries and affiliates	% Equity interest
BrasilAgro (Note 12.1.a)	22.89

FyO Trading	3.63

Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) (Note 12.2.a)	0.44

(1)	It’s the owner of the 96.37% of the FyO Trading shares.

The Company presents as complementary information the consolidated financial statements as of December 31, 2009 and 2008 and as of June 30, 2009 with IGSA, ANTA, FyO.Com, Agrology S.A., FyO Trading and IRSA.

Additionally, in the comparative financial statements, due to the Company reached a 50.23% interest in IRSA, information consolidated with such company is disclosed as from October 1st, 2008 until June 30, 2009.

2.	Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired from independent third parties are adjusted to reflect their fair value.

Considering the participation in Cactus acquired during the previous fiscal year, according to mentioned in Note 2.k.3, the Company is now analyzing the fair values of acquired assets and liabilities identifiable according to the provisions of Technical Resolution No. 21 caption 1.3.1.

3.	Goodwill

-Negative goodwill

As provided by Technical Resolution No. 21, the negative goodwills have been valued at cost restated as of February 28, 2003 as the case may be, which was calculated as the difference between the value paid and the fair value of the equity interest acquired, the latter being determined as established in note 2.k.2.

The amortization of the negative goodwill is recognized over a period equal to the weighted average of the remaining useful life of identifiable assets that are subject to depreciation, which ranges from 20 to 30 years for the IRSA interest and of 5 years for BrasilAgro interest or in an accelerated manner, the party proportional to the negative goodwill so long as IRSA and BrasilAgro disposes its identifiable assets.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

Amortizations have been classified in the account “Gain (loss) on equity investees” in the Statements of Income.

-Goodwill

As provided by Technical Resolution No. 21, the goodwill related to the equity interest in IRSA and BrasilAgro has been valued at cost, which was calculated as the difference between the value paid for such investments and the fair value of the equity interests acquired, the latter being determined as established in note 2.k.2.

The goodwill related to acquiring an additional interest in Cactus, during the previous fiscal year, has been valued at cost, which was calculated as the difference between the value paid and the book value of the interest acquired. As to this goodwill, the Company is currently analyzing the fair value of assets and liabilities acquired identified as provided by Technical Resolution No. 21, caption 1.3.1.

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill related to equity interests in IRSA and BrasilAgro generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

As provided by Technical Resolution No. 18, if the Company determines that the goodwill has an undefined useful life, its amortization will not be computed and its recoverable value should be compared at each year-end to verify whether its value has decreased, allocating losses for impairment in value to income for the year in which such losses were determined, if applicable.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

l. Other investments

•	Investments in debt securities

IRSA and APSA’s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

•	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.b.) or at their cost for acquisitions made after such date.

m. Property and Equipment

•	Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.b., based on the corresponding dates of origin or its cost when corresponding.

•	Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

•	Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the period or the fiscal year.

n. Intangible assets

Intangible assets are related to pre-operating expenses resulting from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B. Such expenses are amortized by the straight-line method over five year starting upon the beginning of operations in such countries.

The value of these assets does not exceed their estimated recoverable value as of period-end or year-end.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

o. Shareholders’ equity

Balances have been restated in accordance with the criteria set forth in Note 1.b. Movements for the period are recorded at their historical values.

p. Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 18).

q. Paid-in capital

- Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investments in IRSA and Cactus generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

- Options issued: the value of options issued by the Company, which was determined as provided in Note 15, has been allocated to the account Paid-in Capital.

r. Conversion of financial statements of companies located abroad

1. Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period-end. Income statement accounts have been converted by using the average exchange rate for the period. Exchange differences have been appropriated to the shareholders’ equity in the “Translation difference” account.

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

2. Integrated companies

Assests and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the period-end or year-end. Assets and liabilities denominated in foreign currency prior-period end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Translation differences have been allocated to the “Gain (loss) on equity investees”.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

s. Results for the period

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the period to the closing date of these financial statements.

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cost of sales is determined considering the NRV of products in the month in which they are sold.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The closed positions are recognized as a difference between the exercise price and their close price; and the open positions at the period-end, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The charges for consumption of assets were determined based on the values of such assets. The rest of income for the period is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

t. Income tax

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%) (Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

u. Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal period-end or year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common stock as of June 30, 2007	309,576,220	309,576,220	309,576,220

Conversion of notes in common stock—Fiscal Year 2008 (1)	5,343,374	5,343,374	5,343,374

Exercise of Warrants—Fiscal Year 2008 (1)	5,855,178	5,855,178	5,855,178

Capital Increase—Fiscal Year 2008 (Note 15)	180,000,000	180,000,000	180,000,000

Exercise of Options (Note 15)—Fiscal Year 2008	757,093	757,093	757,093

Exercise of Options (Note 15)—Fiscal Year 2009	6,745	6,745	6,745

Exercise of Options (Note 15)—Fiscal Year 2010	1,123	1,123	1,123

Common and treasury stock as of December 31, 2009 (2)	501,539,733	501,539,733	501,539,733

(1)	Correspond to the issue of Convertible Notes for US$ 50 million and Warrants for 50 million, which due date was on November 14, 2007.
(2)	As of December 31, 2009, there were 5,000,754 proprietary treasury shares that were acquired during the previous year.

As of December 31, 2009, the capital authorized to be publicly offered is formed of 501,539,733 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2009 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal / currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Purchase
Wheat	5,000	132	—	—	207

Sell
Corn	3,900	102	—	—	(24)
Soybean	39,200	1,474	—	—	(1,513)
US$	—	—	—	—	(a) 3,805

Options
Purchase Call
Soybean	8,840	—	632	514	(118)
Corn	2,540	—	84	80	(4)

Sell Call
Soybean	18,240	475	(638)	(849)	(211)
Corn	12,040	241	(172)	(124)	48

Sell Put
Soybean	1,000	13	(24)	(18)	6

Total	90,760	2,437	(118)	(397)	2,196

(a)	Corresponds to: a Future Sell of US$ 33.5 million composed of: (i) US$ 5 million, US$ 3.5 million, two of US$ 2.7 million and US$ 2.7 million with Standard Bank due in March 31, 2010, April 30, 2010, May 31, 2010 and July 30, 2010 respectively; (ii) US$ 2 million and US$ 7 million with Itau Bank due in April 30, 2010 and May 31, 2010 respectively; and (iii) two of US$ 1.3 million, US$ 1 million and US$ 4.3 million with Santander Río Bank due in March 31, 2009, May 31, 2010 and June 30, 2010 respectively. The gain generated as of December 31, 2009 are shown within financial results of the Statements of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

As of December 31, 2008 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Purchase
US$	—	—	—	—	(a) 17,574

Sell
Corn	26,500	633	—	—	2,230
Soybean	13,500	461	—	—	155
Wheat	3,600	86	—	—	389
Sunflower	500	17	—	—	328

Options
Purchase Call
Soybean	14,008	—	853	1,114	261

Sell Call
Corn	4,000	—	(98)	(1)	97
Soybean	41,616	—	(945)	(2,791)	(1,846)

Purchase Put
Corn	31,750	—	1,113	513	(600)
Soybean	90,440	—	9,662	6,759	(2,903)

Sell Put
Corn	26,670	—	(311)	(158)	153
Soybean	76,840	—	(8,379)	(5,075)	3,304

Total	329,424	1,197	1,895	361	19,142

(a)	Corresponds to a future of purchase of 40.9 million Dollars composed of (i) US$ 4.1, US$ 2.1 and US$ 4.1 million with Santander Río Bank due for 03-31-2009 , (ii) US$ 5.3 million with Itaú Bank due for 03-31-2009; (iii) US$ 10.0 and US$ 5.0 million with Macro Bank due for 03-31-2009; and (iv) US$ 5.2 million and US$ 5.1 million with Standard Bank due for 03-31-2009. The gains generated as of December 31, 2008 are shown within financial results of the Statements of Income.

Crops: As of December 31, 2009 and 2008 the Company recognized results of Ps. 2,711 (loss) and Ps. 4,573 (income), respectively, to reflect the closing of the transactions carried out during such periods. This results are disclosed a part of the statement in the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

US Dollars: As of December 31, 2009 and 2008 the Company charged to results Ps. 6,506 (income) and Ps. 17,590 (income), respectively, for those transactions carried out during such periods. These results are disclosed as part of the line “Gain on hedging operations” in the Statements of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements, except the results from the investment in the subsidiary BrasilAgro.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders’ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of December 31, 2009 and 2008 include a charge in the Statements of Income by this concept for Ps.15,820 and Ps.1,496 respectively .

NOTE 6: INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax Assets and Liabilities, as of December 31, 2009 are detailed in the following table:

	Cumulative tax loss carryforwards	Investments	Fixed Assets	Inventories	Cash in foreign currency	Provisions	Total
Initial balance	261	—	(43,603)	(21,795)	(437)	302	(65,272)
Incorporated by merger	—	(8)	(95)	(929)	—	510	(522)
Gain (loss) recognized	15,201	8	141	(7,591)	607	(319)	8,047
Closing balance	15,462	—	(43,557)	(30,315)	170	493	(57,747)

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6: (Continued)

As of December 31, 2009, net liabilities at period-end as per the information included in the preceding table amount to Ps. 57,747.

The Company, in accordance with the provisions of the new accounting standards, has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 85,963. It is estimated that this liability will end up according to the detail that follows:

Term	Total
1 year	4,174
2 years	4,087
3 years	4,039
Over 3 years	61,075
No term	12,588
Total	85,963

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	December 31, 2009	December 31, 2008
Net income before income tax	133,798	50,208
Tax rate	35%	35%

Net income at tax rates	46,829	17,573
Permanent differences at tax rate:
Restatement into constant currency	61	93
Donations	2	6
Results from equity investees companies	(56,309)	18,309
Shareholders’ personal asset tax	1,422	1,484
Miscellaneous permanent differences	(52)	447

Income tax (benefit) expense	(8,047)	37,912

During this period the income tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company which are pending of utilization at period-end amount to approximately Ps. 44,178 and may be offset against taxable income of future years, as follows:

Origination year	Amount	Expiration Year
2008	746	2013
2010	43,432	2015

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6: (Continued)

Minimum presumed income tax credits booked by the Company, which were pending to use as of the period-end, amount to Ps. 26,791 and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2006	1,943	2016
2007	5,265	2017
2008	10,535	2018
2009	5,871	2019
2010	3,177	2020

The following table shows the evolution and composition of deferred tax Assets and Liabilities, as of June 30, 2009:

	Cumulative tax loss carryforwards	Cash in foreign currency	Fixed Assets	Inventories	Accruals	Total
Initial balance	13,479	8,058	(43,747)	(19,928)	1,162	(40,976)
(Loss) Gain recognized	(13,218)	(8,495)	144	(1,867)	(860)	(24,296)
Closing balance	261	(437)	(43,603)	(21,795)	302	(65,272)

As of June 30, 2009, net liabilities at year-end as per the information included in the preceding table amount to Ps. 65,272.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a. Balances as of December 31, 2009 and 2008 and June 30, 2009 with subsidiaries, related companies and related parties are as follows

	December 31, 2009	June 30, 2009	December 31, 2008

IRSA (1)
Current Investments
Interest Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	4,462	4,458	4,054
Non- current Investments
Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	65,546	61,204	50,821
Current Trade accounts receivable	475	—	472
Current other debts	30,774	—	4,667
Current Trade accounts payable	—	6,661	—

IGSA (1)
Current Trade accounts receivable	—	—	236
Current Other receivables	—	358	—
Non- Current other receivables	—	—	4.626
Current Trade accounts payable	—	494	—

FyO.Com (1)
Current Trade accounts receivable	6,273	6,446	11,620
Current Other receivables	24	24	24

Agrology S.A. (1)
Current Trade accounts receivable	148	46	42
Current Other receivables	—	142	—
Non- Current other receivables (4)	—	—	108,517

Cactus (2)
Current Trade accounts receivable	51	17	525
Current Other receivables	11	8,935	2,820

Agropecuaria Acres del Sud S.A. (3)
Current Trade accounts receivable	2,179	1,771	—

Agro-Uranga S.A. (2)
Current Other receivables	391	39	1,413

Fundación IRSA (3)
Current Other liabilities	1,073	1,073	1,073

CYRSA S.A. (3)
Current Trade accounts payable	27	40	40

IBOSA (3)
Current Trade accounts payable	—	323	514

APSA (3)
Current Investments
- Interest Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	208	208	180
Non- Current Investments
- Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	8,835	8,133	6,561
Current Trade accounts receivable	1,008	—	—
Current Other receivables	2,825	243	—
Current Trade accounts payable	—	587	437

Shopping Alto Palermo S.A. (3)
Current Trade accounts payable	—	2	—

Comercializadora los Altos S.A. (3)
Current Trade accounts receivable	—	1	1

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

Note 7 : (Continued)

	December 31, 2009	June 30, 2009	December 31, 2008

BrasilAgro (2)
Current Trade accounts receivable	52	13	—
Current Other receivables	—	—	69

ANTA (1)
Current Trade accounts receivable	881	1,004	334
Current Other receivables	—	—	33,273

Tarshop S.A. (3)
Current Trade account receivable	383	163	—

Consultores Asset Management S.A. (“CAMSA”) (3)
Current Trade accounts receivable	—	58	—
Current Other receivables	—	3,821	6,053
Current Other liabilities	8,344	—	—

Dolphin Fund PLC (3)
Current Other receivables	—	27,471	—

Credits to employees (3)
Current Other receivables	193	177	135

Estudio Zang, Bergel & Viñes (3)
Current Trade account payables	510	245	592

Helmir S.A. (3)
Current Trade accounts receivable	23	23	—

Cresca S.A (3)
Current Other receivables	520	—	—

Directors (3)
Current Other liabilities	112	227	118

Ombú Agropecuaria S.A. (“Ombú”) (3)
Current Other receivables	5,060	—	—

Ñandubay Agropecuaria S.A. (“Ñandubay”) (3)
Current Other receivables	4,143	—	—

Itín Agropecuaria S.A. (“Itín”) (3)
Current Other receivables	4,654	—	—

Aguaribay Agropecuaria S.A. (“Aguaribay”) (3)
Current Other receivables	6,728	—	—

Calden Agropecuaria S.A. (“Calden”) (3)
Current Other receivables	6,735	—	—

Yuchan Agropecuaria S.A. (“Yuchan”) (3)
Current Other receivables	5,565	—	—

Yatay Agropecuaria S.A. (“Yatay”) (3)
Current Other receivables	6,052	—	—

(1)	Subsidiary
(2)	Related company
(3)	Related party
(4)	Related to a loan for consumption whose funds were used by Agrology S.A. to acquire IRSA’s shares.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by subsidiaries, related companies and related parties corresponding to the fiscal periods ended as of December 31, 2009 and 2008 are as follows:

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	Period	Sales and Fees for shared services	Salaries and journals	Fees	Livestock expenses	Interest income (loss)	Administrative services	Others
Agro-Uranga S.A.	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	215
APSA	2010	1,850	—	—	—	753	—	2,582
	2009	(272)	—	—	—	194	—	(5)
BrasilAgro	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	—	408	—
Tarshop S.A.	2010	180	—	—	—	—	—	—
	2009	78	—	—	—	—	—	—
CAMSA	2010	—	—	(15,820)	—	—	—	—
	2009	—	—	—	—	—	—	—
Cactus	2010	—	—	—	(1,189)	9	83	4
	2009	—	—	—	(301)	444	75	274
Directors	2010	—	(362)	—	—	—	—	—
	2009	—	(271)	—	—	—	—	—
Estudio Zang, Bergel & Viñes	2010	—	—	(285)	—	—	—	—
	2009	—	—	(454)	—	—	—	—
FyO.Com	2010	—	—	—	—	168	—	(228)
	2009	—	—	—	—	—	—	(173)
IGSA	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	312	—	74
ANTA	2010	—	—	—	—	—	—	(3,529)
	2009	—	—	—	—	1,576	—	(17)
IBOSA	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	—	(22)	(344)
IRSA	2010	1,879	(375)	—	—	5,390	—	(626)
	2009	222	—	—	—	1,428	—	—
Agrology S.A.	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	8,891	—	—
Credits to employees	2010	—	—	—	—	4	—	—
	2009	—	—	—	—	—	—	—

Total Period 2010		3,909	(737)	(16,105)	(1,189)	6,324	83	(1,797)

Total Period 2009		28	(271)	(454)	(301)	12,845	461	24

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of December 31, 2009 and 2008 and as of June 30, 2009 the principal items of the financial statements are as follow:

a. Cash and banks

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Cash	143	154	93
Foreign currency (Schedule G)	64	46	70
Local currency checking account	2,006	1,760	4,507
Foreign currency checking account (Schedule G)	670	4,466	2,209
Local currency saving account	75	84	8
Foreign currency saving account (Schedule G)	597	180	199
Checks to be deposited	640	930	371

	4,195	7,620	7,457

b. Investments

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Temporary investments
Temporary investments (Schedules C and G)	7,538	13,507	111,574

	7,538	13,507	111,574

Long term nvestments in other companies
Investment on equity investees (Notes 12 and Schedule C)	1,721,049	1,463,153	1,038,330

	1,721,049	1,463,153	1,038,330

Other investments
Other investments (Schedule C and G)	74,402	69,358	57,403

	74,402	69,358	57,403

c. Trade accounts receivable, net

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Current

Accounts receivable from agricultural business	19,581	19,730	9,577

Accounts receivable in foreign currency (Schedule G)	3,709	7,251	7,183

Less:
Allowance for doubtful accounts (Schedule E)	(589)	(501)	(501)
Trade accounts receivable – real estate (Schedule G)	7,392	6,968	6,567
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	11,473	9,542	13,230

	41,566	42,990	36,056

Non-Current
Trade accounts receivable – real estate (Schedule G)	—	2,153	6,104

	—	2,153	6,104

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

d. Other receivables

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Current
VAT Credit	42,743	25,632	25,092
Gross sales tax and other tax credits	440	471	195
Income tax credit and advances (net of provision for income tax)	4,431	7,356	13,860
Tax on minimum presumed income advances and tax credit (net of provision for tax minimum presumed income)	1,442	867	—
Guarantee deposits (Note 4 and Schedule G)	2,437	1,489	3,585
Premiums paid (Note 4 and Schedule G)	594	743	8,299
Prepaid leases	50	75	179
Prepaid expenses	866	451	242
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	42,901	41,210	43,787
Financial operations to liquidate	3,911	—	17,574
Others	1,366	759	2,880

	101,181	79,053	115,693

Non-current
Tax on minimum presumed income	26,791	23,551	21,905
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	—	—	113,143
VAT and other tax credits	3,449	7,141	7,268
Prepaid leases	—	33	—

	30,240	30,725	142,316

e. Inventories

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Current
Unharvested crops	54,121	5,160	74,442
Materials and others	36,083	18,548	28,945
Beef cattle	25,725	18,179	16,864
Crops	8,623	42,250	14,417
Seeds and fodder	1,434	2,825	1,612

	125,986	86,962	136,280

Non-Current
Beef cattle	93,649	74,757	68,849

	93,649	74,757	68,849

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

f. Trade accounts payable

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Current
Suppliers in foreign currency (Schedule G)	32,350	39,167	31,090
Provisions for inputs and other expenses (Schedule G)	19,640	11,951	18,049
Suppliers in local currency	12,676	377	2,845
Provision for cereal expenses	1,419	1,252	849
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	537	8,352	1,583

	66,622	61,099	54,416

g. Short-term debts

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Bank Loans (Schedule G)	331,972	187,741	139,109
Accrued interest- Bank loans (Schedule G)	3,092	3,782	4,846
Non-convertible Notes Class II (Note 19 and Schedule G)	34,076	—	—
Non-convertible Notes Class I (Note 19)	15,500	—	—
Interest payable Non-convertible Notes (Note 19)	271	—	—
Expenses issuance Non-convertible Notes (Note 19) (Nota 19)	(368)	—	—

	384,543	191,523	143,955

h. Salaries and social security payable

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Provisions for vacation and annual bonus	4,611	4,244	2,771
Social security taxes payable	1,314	932	724
Health care payable	196	41	223

	6,121	5,217	3,718

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

i. Taxes payable

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Current
Tax on shareholders’ personal assets	4,369	2,938	4,241
Tax on minimum presumed income (Note 2.u.)	—	2,207	9,459
Taxes withheld for income tax	1,529	212	679
VAT withholdings	—	—	7
Gross sale tax payable	136	269	193
Property tax payable	38	53	—
Others	25	3	1

	6,097	5,682	14,580

Non-Current
Deferred income tax (Note 6)	57,747	65,272	78,887
Moratorium- Tax on personal assets	2,544	2,773	—

	60,291	68,045	78,887

j. Other liabilities

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009	December 31, 2008

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties. (Note 7)	31,959	1,300	5,858
Management fee provision (Note 5 and 7)	8,344	—	—
Premiums collected (Note 4 and Schedule G)	991	543	7,938
Debt for purchase of shares (Schedule G)	—	—	544
Others	53	—	—

	41,347	1,843	14,340

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: (Continued)

k. Gain on equity investees

The breakdown for this item is as follows:

	December 31, 2009 Gain/(loss)	December 31, 2008 Gain/(loss)
IRSA
- Result equity method	132,775	(45,340)
- Amortization of negative goodwill	23,656	8,208
- Gains for repurchase of interest non-convertible notes IRSA and APSA	—	70,716
- Elimination of amortization of issuing expenses of non- convertible notes IRSA and APSA (1)	125	—
- Accrued financial results of non-convertible notes IRSA and APSA (1)	(4,215)	—
- Elimination of exchange difference of non-convertible notes IRSA and APSA (1)	(715)	—
- Amortization of higher values	(7,751)	(1,282)
BrasilAgro
- Result equity method	(536)	(1,164)
- Amortization of negative goodwill	2,325	—
Cactus
- Result equity method	(527)	(1,434)
Agro-Uranga S.A.
- Result equity method	223	(196)
IGSA
- Result equity method	127	(918)
ANTA
- Result equity method	(1,283)	(976)
- Amortization of concession right	(350)	(350)
- Amortization of three plantations (wood)	(64)	(64)
FyO.Com
- Result equity method	(582)	134
Agrology S.A.
- Result equity method	12,395	(9,050)
- Amortization of pre-operative expenses	(150)	—
EAASA
- Result equity method	—	(196)

	155,453	18,088

(1)	Corresponds to the acquisition of non-convertible notes of IRSA and APSA acquired during the fiscal year ended June 30, 2009 (Note 20).

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9: ASSETS BASED ON THEIR ESTIMATED COLLECTION TERM

Based on their estimated collection term	Current and Non-Current Investments			Trade accounts receivable			Other receivables
	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008
3rd quarter 2009/2008	—	—	4,054	—	—	29,489	—	—	53,105
4th quarter 2009/2008	—	—	181	—	—	4,502	—	—	16,391
1st quarter 2010/2009	—	4,458	—	—	38,398	2,065	—	41,891	1,019
2nd quarter 2010/2009	—	208	—	—	—	—	—	8,727	1,214
3rd quarter 2010/2009	4,462	—	—	34,174	—	—	25,241	11,819	—
4th quarter 2010/2009	208	—	—	4,731	4,592	4,148	57,768	3,045	—
1st quarter 2011/2010	—	—	—	2,661	2,153	1,956	13,089	—	—
2nd quarter 2011/2010	—	—	—	—	—	—	3,894	—	—
3rd quarter 2017/2016	65,546	61,204	50,821	—	—	—	—	—	—
4th quarter 2017/2016	8,835	8,133	6,561	—	—	—	—	—	—
With no stated current term	2,868	8,841	107,339	—	—	—	1,189	13,571	43,964
With no stated non-current term	21	21	21	—	—	—	30,240	30,725	142,316

Total	81,940	82,865	168,977	41,566	45,143	42,160	131,421	109,778	258,009

Assets classified according to their interest rate

Interest in rate that they accrue	Current and Non-Current Investments			Trade accounts receivable			Other receivables
	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008
At fixed interest rate	74,381	69,337	57,382	7,175	8,872	12,207	193	177	135
At variable interest rate	2,868	8,841	107,339	—	—	—	42,663	37,261	134,297
Non-interest bearing	4,691	4,687	4,256	34,391	36,271	29,953	88,565	72,340	123,577

Total	81,940	82,865	168,977	41,566	45,143	42,160	131,421	109,778	258,009

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9 (Continued)

Liabilities based on their estimated payment term

Based on their estimated payment term	Trade accounts payable			Short-term debts			Salaries and social security payable			Taxes payable
	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008
3rd quarter 2009/2008	—	—	48,201	—	—	29,079	—	—	1,955	—	—	2,204
4th quarter 2009/2008	—	—	—	—	—	26,387	—	—	177	—	—	5,565
1st quarter 2010/2009	—	61,099	—	—	46,201	—	—	4,428	1,586	—	4,902	1,324
2nd quarter 2010/2009	—	—	—	—	69,211	—	—	789	—	—	628	5,487
3rd quarter 2010/2009	66,622	—	—	79,580	—	—	3,187	—	—	5,869	76	—
4th quarter 2010/2009	—	—	—	126,131	—	—	—	—	—	76	76	—
1st quarter 2011/2010	—	—	—	19,689	—	—	2,934	—	—	76	—	—
2nd quarter 2011/2010	—	—	—	—	—	—	—	—	—	76	—	—
With no stated current term	—	—	6,215	159,143	76,111	88,489	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—	60,291	68,045	78,887

Total	66,622	61,099	54,416	384,543	191,523	143,955	6,121	5,217	3,718	66,388	73,727	93,467

Based on their estimated payment term	Other liabilities			Provisions
	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008
3rd quarter 2009/2008	—	—	14,340	—	—	—
4th quarter 2009/2008	—	—	—	—	—	—
1st quarter 2010/2009	—	543	—	—	—	—
2nd quarter 2010/2009	—	1,300	—	—	—	—
3rd quarter 2010/2009	9,388	—	—	—	—	—
4th quarter 2010/2009	30,886	—	—	—	—	—
1st quarter 2011/2010	—	—	—	—	—	—
2nd quarter 2011/2010	1,073	—	—	—	—	—
With no stated current term	—	—	—	—	—	—
With no stated non-current term	—	—	—	1,785	286	49

Total	41,347	1,843	14,340	1,785	286	49

Liabilities classified according to their interest rate

Interest in rate that they accrue	Trade accounts payable			Short-term debts			Salaries and social security payable			Taxes payable
	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008
At fixed interest rate	—	6,350	5,775	351,540	190,597	142,979	—	—	—	—	—	—
At variable interest rate	—	—	—	29,640	—	—	—	—	—	—	—	—
Non-interest bearing	66,622	54,749	48,641	3,363	926	976	6,121	5,217	3,718	66,388	73,727	93,467

Total	66,622	61,099	54,416	384,543	191,523	143,955	6,121	5,217	3,718	66,388	73,727	93,467

Interest in rate that they accrue	Other liabilities			Provisions
	December 31, 2009	June 30, 2009	December 31, 2008	December 31, 2009	June 30, 2009	December 31, 2008
At fixed interest rate	30,400	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—
Non-interest bearing	10,947	1,843	14,340	1,785	286	49

Total	41,347	1,843	14,340	1,785	286	49

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution Nº 368/2001 of the CNV, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11: PURCHASE AND SALE OF FARMS

a)	On May 30, 2008, IRSA signed, in commission, an agreement of purchase with transfer of possession for the purchase of 115 hectares from a portion of an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million will be paid by granting the title deed for such property.

b)	On July 24, 2008, IGSA and consequently the Company due to the merger process described in Note 13, executed a title deed conveying ownership for the sale of two plots of land belonging to the “El Recreo” farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed upon at US$ 0.4 million out of which US$ 0.3 million was collected at the closing of these financial statements.

The balance of US$ 0.1 million will be collected in July 2010, plus interest equivalent to the Libo rate plus 3%.

c)	On September 5, 2008, the Company signed the deed for the purchase of 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, which have been fully paid.

d)	On October 7, 2008, the Company executed a preliminary sale agreement without transfer of possession in connection with 1,658 hectares of the “Los Pozos” farm located in the Province of Salta. The agreed sales price was US$ 0.5 million.

On April 7, 2009, the title deed was signed and the balance of US$ 0.2 million was collected.

e)	On September 30, 2009, the entire mortgage related to the purchase of the “San Pedro” farm was settled by paying US$ 1.8 million including interest.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11: (Continued)

f)	On December 17, 2009, the sale agreement for selling the “TALI SUMAJ” farm (12,701 hectares) located in the Province of Catamarca was signed. The transaction was agreed upon at US$ 4.8 million, out of which US$ 0.5 million was collected and the balance will be collected on April 15, 2010. The title deed shall be effective if prior to April 15, 2010, the attachment in aid of execution in the case “EXAGRID S.A. –Estancia San Rafael c/Tali Sumaj y Otros s/Daños y Perjuicios” (EXAGRID S.A. –Estancia San Rafael vs./Tali Sumaj et al in re: Damages) is lifted (Notes 16 and 17).

NOTE 12: INVESTMENTS IN COMPANIES

1. Cresud – International

a) BrasilAgro

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders´ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town (shareholders founders). Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors´ and administrators´ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are vehicles of investment used by people related to Cresud.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Consolidated Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud, in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432.0 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud had a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

On January 19 and 22, 2007 Cresud acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud amounts to 43,205 shares which was equivalent to 7.4% of the capital stock of BrasilAgro.

As compensation for having founded the Company Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of December 31, 2009, the Company has not registered any value for the holding of such options.

During fiscal year ended June 30, 2008, Cresud acquired 4,086,800 shares for Ps. 83,959. Such purchase generated a change in the interest in BrasilAgro of 7.40% at 14.39%, which was registered in accordance with the acquisition method as stated in note 2.k.2.

During the previous fiscal year, Cresud acquired 2,776,000 shares of BrasilAgro for Ps. 25,455. Such purchase generated a variation in the interest in BrasilAgro, from 14.39% to 19.14%.

Over the current period, the Company acquired 2,192,500 additional shares from this company for the amount of US$ 14.17 million, thus the equity interest increased to 22.89% as of December 31, 2009.

Up to the closing of these financial statements BrasilAgro has acquired its first eight properties, which represent 165,373 hectares.

b) Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with IGSA, has made over the period, irrevocable capital contributions in proportion to their holdings for an amount of Ps. 37,208 in Agrology S.A.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

2. Cresud – Local

a) Cactus

Inclusion of a new shareholder in Cactus

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,297 having Tyson subscribed 100% by paying Ps. 16,694.

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, Cresud registered as paid in capital for such operation an amount of Ps. 1,658.

In association with Tyson Foods Inc. and Cactus Feeders Inc., Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Shareholders’ Agreement with Cactus Feeders Inc.

On June 30, 2009, Cresud executed a shareholders’ agreement with Cactus Feeders Inc. for the acquisition of its equity interest of 24% in Cactus and of 0.24% in EAASA. Based on such agreement, Cresud paid the amount of US$ 1.2 million for 12% in Cactus and 0.24% in EAASA. Consequently, Cresud’s equity interest in Cactus increased from 24% to 36% and from 0.24% to 0.48% in EAASA. Cactus’s remaining 12% was acquired by our subsidiary Helmir S.A., which will pay the amount of US$ 1.2 million on June 30, 2010 plus interest at 4% p.a.

On July 2, 2009, the Company assigned a receivable for Ps. 2,245 that it carried with Cactus to Helmir S.A., controlled by Agrology S.A.

Likewise, the Company has decided to capitalize the remaining receivable that it carried with Cactus.

As all Cactus’s shareholders have capitalized according to their equity interests, the Company’s interest in Cactus has remained unchanged.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

Cactus Argentina S.A. acquires the EAASA shareholding

On January 11, 2007 Cactus acquired 100% of the EAASA shareholding by subscribing a sales contract of shares in the amount of Ps. 16,840.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 13,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

On May 15, 2007 Cresud acquired 0.57% of the EAASA shareholding by the acquisition of 120 shares of the latter to Cactus. Afterwards, the Company´s holdings in EAASA had decreased to a 0.24%.

On June 30, 2009, as mentioned in the preceding point, EAASA’s interest increased from 0.24% to 0.48%.

During the present period, it decreased to 0.44% due to Cactus has made capital contributions.

b) IRSA

As of June 30, 2007, our interest amounted to 25.01% representative of 116,305,767 shares. Between September and November 2007, we acquired additional 82.5 million shares of common stock by (i) converting US$ 12 million convertible notes at 8% falling due in November 2007 into 22 million shares of common stock and (ii) exercising all our options to acquire 60.5 million shares of common stock for a total purchase price of US$ 39.6 million. During the previous fiscal year, we acquired 91,899,125 shares amounting to US$ 47.4 million, increasing our direct interest to 50.23% as of June 30, 2009. (Note 2.k.2 and Schedule C).

Over the present period, the Company did not make any purchase of additional shares from this company.

c) ANTA

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that ANTA carried with it as of May 15, 2009 for Ps. 41,823 contributing 90% on its own behalf and 10% on behalf of IGSA.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

On June 30, 2009, the Extraordinary and Unanimous Shareholders’ Meeting of ANTA, unanimously approved the conversion of debt into equity, hence the capital stock stands at Ps. 43,158.

During the current period, the Company made irrevocable contributions for Ps. 8,100, 90% on its own behalf and 10% on behalf of IGSA.

d) IGSA

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that IGSA carried with it as of May 15, 2009 for Ps. 13,612.

On June 30, 2009, the Ordinary and Unanimous Shareholders’ Meeting of the Company unanimously approved the conversion of debt into equity; hence the capital stock stands at Ps. 25,281.

On September 11, 2009, the Company and CAMSA executed an agreement for the purchase and transfer of shares for the only share that the latter carried in IGSA. Due to such transaction, as of December 31, 2009, the Company carried a 100% interest in IGSA’s capital stock.

After Company’s the spin-off – merger into IGSA, mentioned in Note 13, the capital stock decreased to Ps. 12,914.

During the current period, Cresud made irrevocable contributions to IGSA for Ps. 1,926.

NOTE 13: SPIN-OFF OF INVERSIONES GANADERAS S.A. AND MERGER INTO CRESUD

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and the totally of the related documentation.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

Subsequently, on January 21, 2010, the Definitive Merger Agreement (the “Agreement”) has been notarized into a public deed and filed with the enforcement agencies in due course. Under the Agreement, IGSA’s spin-off was resolved for 48.92% so that such spun-off percentage after having been merged into the Company, and IGSA Residual or Spun-off Company holds, but not limited to, the following assets:

Company	Number of shares of Inversiones Ganaderas S.A.
Agropecuaria Anta S.A.	4,315,811
Agrology S.A.	5,684,398
Agropecuaria Acres del Sud S.A.	2
Aguaribay Agropecuaria S.A.	2
Calden Agropecuaria S.A.	2
Itín Agropecuaria S.A.	2
Ñandubay Agropecuaria S.A.	2
Ombú Agropecuaria S.A.	2
Yatay Agropecuaria S.A.	2
Yuchán Agropecuaria S.A.	2

All of IGSA’s remaining rights, duties, assets and liabilities are transferred under the merger by absorption to the Company’s shareholders’ equity.

NOTE 14: NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 224,264 whose treatment is being considered by the Board of Directors and the respective Management (Note 19).

NOTE 15: CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amounted to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: (Continued)

Funds obtained from increasing capital, net of issuance expenses, amounted to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of notes of our subsidiaries IRSA and APSA, the repurchase of proprietary shares, the settlement of payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section “Allocation of funds” in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

During fiscal year 2008, 2,271,290 options were exercised; consequently, 757,093 shares of common stock were issued for Ps. 3,986.

During fiscal year 2009, 20,237 options were exercised; consequently, 6,745 shares of common stock were issued for Ps. 37.

During the current fiscal year, 1,123 shares entitled with the right to be converted into 3,369 warrants. Such transaction yielded US$ 1,887. As of December 31, 2009, there were 177,705,104 uncalled options. The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

The number of shares to be issued for warrants is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.

The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954. The rest of terms and conditions of warrants remain unchanged.

NOTE 16: “EXAGRIND S.A. LAWSUIT – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES”

Because of the merge with IGSA, Note 13, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: (Continued)

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

NOTE 17: RESTRICTED ASSETS

In accordance with Note 16 to the financial statements, on June 4, 2007 a pre-judgment attachment was seized on the “Tali Sumaj” land owned by the Company in substitution for a more burdensome measure that had been previously ordered.

NOTE 18: REPURCHASE OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions were carried out in a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share were paid.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices show.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: (Continued)

On October 10, 2008, the Company’s Board of Directors decided to change the minimum price of the plan to repurchase treasury stock made public on August 26, 2008. Taking into account the atypical market behavior, it was decided to a floor of Ps. 2.13 subject to an Ps./US$ exchange rate Ps. 3.2235 per share, which implies that changes in the exchange rate will in turn adjust the limit automatically.

Afterwards, on October 23, 2008 and due to a steep downtrend undergone by the market and worsened in turn by the general context of world markets, it was decided to set a Ps. 1 floor to a US$/Ps. exchange rate of Ps. 3.24 per share.

Finally, on October 24, 2008, the Board of Directors has decided in defense of economic interests of the shareholders and consequently, to preserve the company, to change the maximum amount of shares subject to acquisition to up to 30,000,000 shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR´s”) representing 10 shares each as provided by applicable regulations. As provided by Argentine Business Associations Law, the Board of Directors should divest the shares acquired within one year, unless extended by the shareholders’ meeting.

As of June 30, 2009, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$ 21 million and Ps. 1,745, respectively (Note 21).

On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Meeting of Shareholders on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each.

Such assignment was made as from November 23, 2009, at 0.05301792784 shares per share with a face value of Ps. 1 each and 0.05301792784 shares per ADR. As upon making the attribution calculation, it yielded the need to distribute fractions of shares, they were settled in cash under the Buenos Aires Stock Exchange Regulations. Therefore, 754 shares have not been attributed and they remain in the Company’s treasury together with previously existing 5,000,000 shares.

NOTE 19: PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

During August 2009, based on the powers granted by the shareholders to the Board of Directors, the Company has approved the issuance of the Company’s First Class I and Class II Series of Non-convertible notes up to a face value of Ps. 50,000 under the Global Corporate Bond Issuance Program for a face value of up to US$ 50 million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

During the current period, the First Series of Corporate Bonds was subscribed and issued for Ps. 50,000 in two classes. Class I for Ps. 15,500 at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34,500 at a fixed rate of 7.2% falling due 365 after issuance date.

The terms and conditions of such non-convertible notes require that the Company complies with certain obligations that have been specified in the respective price supplement.

On December 10, 2009, payments of the first interest installment of Class I Corporate Bonds, for an amount standing at US$ 0.6 million and Class II Corporate Bonds for US$ 0.2 million were started.

NOTE 20: ACQUISITION OF IRSA’S AND APSA’S NEGOTIABLE OBLIGATIONS

During fiscal year ended June 30, 2009, the Company acquired US$ 33.1 million of face value of Notes related to the series issued by IRSA in February 2007 at an average listed price of US$ 0.47. The total amount paid stood at US$ 15.6 million.

Additionally, the Company acquired a face value of US$ 5 million in Note issued by APSA in May 2007 at a listed price of US$ 0.42. The total amount paid stood at US$ 2.1 million.

Both transactions yielded income for Ps. 73,875, recognized on fiscal year ended June 30, 2009.

NOTE 21: MEETING OF SHAREHOLDERS

General and Extraordinary Shareholders’ Meeting held on October 29, 2009 approved, among other matters, the following:

•

Paying a bonus for the Company’s management of up to 1% of the outstanding capital stated in cash or in kind. Delegating on to the Board of Directors the implementation, percentage allocation, time and form of execution.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements—(Continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

•

The issuance of securities representing short-term debt (“VCP”) in the form of simple non-convertible notes, denominated in pesos, US dollars or any other currency with common, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$ 30 million;

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the spin-off – merger with IGSA, and the totally of the related documentation.

NOTE 22: COMPLIANCE WITH THE CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 23: ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission has mandated that the Technical Resolution No. 26 of the FACPCE is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital stock and/or negotiable obligations, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1st, 2012.

NOTE 24: SUBSEQUENT EVENTS

Between the period-end and the issuance date of these financial statements, no significant subsequent events have taken place which may be considered in these financial statements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule A

Principal Account	Value at the the beginning of the fiscal year	Additions and/or Transfers (2)	Deductions and/or Transfers	Value at the end of the period/fiscal year	Depreciation						Net carrying Value as of December 31, 2009	Net carrying Value as of June 30, 2009	Net carrying Value as of December 31, 2008
					Rate %	Accumulated at the beginning of the fiscal year	Additions (3)	Decrease of the period/ fiscal year	Current period/ year (1)	Accumulated at the end of the period/ fiscal year
Real estate	199,254	2,583	—	201,837	—	—	—	—	—	—	201,837	199,253	178,211
Wire fences	9,146	1,147	—	10,293	3	1,067	627	—	163	1,857	8,436	8,078	5,125
Watering troughs	6,893	1,378	—	8,271	5	1,542	240	—	190	1,972	6,299	5,349	4,130
Alfalfa fields and meadows	7,121	1,230	—	8,351	12-25-50	3,145	384	—	711	4,240	4,111	3,976	3,174
Buildings and constructions	40,116	483	—	40,599	2	4,475	466	—	415	5,356	35,243	35,641	30,186
Machinery	12,030	475	—	12,505	10	8,705	174	—	296	9,175	3,330	3,324	3,499
Vehicles	3,470	77	163	3,384	20	1,726	40	147	257	1,876	1,508	1,745	911
Tools	264	4	—	268	10	165	—	—	7	172	96	99	62
Furniture and equipment	1,340	58	—	1,398	10	978	13	—	31	1,022	376	363	281
Feeder and drinking troughs	55	82	—	137	20	2	—	—	3	5	132	53	21
Corral and leading lanes	1,285	48	—	1,333	3	201	37	—	21	259	1,074	1,084	871
Roads	3,004	148	—	3,152	10	1,100	108	—	124	1,332	1,820	1,904	1,424
Facilities	16,994	186	—	17,180	10-20-33	8,868	145	—	530	9,543	7,637	8,126	7,242
Computer equipment	2,265	1	—	2,266	20	1,953	—	—	122	2,075	191	313	502
Silo plants	1,277	50	—	1,327	5	613	—	—	38	651	676	664	701
Constructions in progress	3,453	11,262	302	14,413	—	—	—	—	—	—	14,413	3,453	27,219
Advances to suppliers	1,501	—	167	1,334	—	—	—	—	—	—	1,334	1,503	2,546

Total as of December 31, 2009	309,468	19,212	632	328,048		34,540	2,234	147	2,908	39,535	288,513	—	—

Total as of June 30, 2009	266,358	54,713	11,603	309,468		29,782	—	627	5,385	34,540	—	274,928	—

Total as of December 31, 2008	266,358	32,878	1,040	298,196		29,782	—	336	2,645	32,091	—	—	266,105

(1)	Included in Schedule H.
(2)	It includes additions for Ps. 8,069 incorporated by merger with IGSA.
(3)	Incorporated by merger.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule B

Principal Account	Values at the beginning of the fiscal year	Additions and/or transfers	Value at the end of the period/ fiscal year	Depreciation				Net carrying value as of December 31, 2009	Net carrying value as of June 30, 2009	Net carrying value as of December 31, 2008
				Rate %	Accumulated at the beginning of the fiscal year	Amount (1)	Accumulated at the end of the period/ fiscal year
Pre-operative Expenses (Bolivia)	842	—	842	20	84	84	168	674	758	—
Pre-operative Expenses (Paraguay)	671	—	671	20	56	66	122	549	615	—

Total as of December 31, 2009	1,513	—	1,513		140	150	290	1,223	—	—

Total as of June 30, 2009	—	1,513	1,513		—	140	140	—	1,373	—

Total as of December 31, 2008	—	—	—		—	—	—	—	—	—

(1)	Included in gain on equity investees in the Statements of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C

Securities	Amount	% of participation on the capital	Value as of December 31, 2009	Value as of June 30, 2009	Value as of December 31, 2008	Market Value	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital	Income (loss) for the period	Shareholders’ Equity

CURRENT ASSET
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	484,645		1,822	972	22,009
Deutsche Managed Euro Fund (€)	11,047		60	7,375	36,930
Deutsche Managed Dollar Fund (US$)	140,000		526	24	25,912
Dolphin Fund PLC (6)	—		—	—	22,021

Subtotal			2,408	8,371	106,872

Bonds and Notes (6)						Unlisted
Non-Convertible Notes IRSA (US$)-interests	469,653		4,462	4,458	4,054
Non- Convertible Notes APSA (US$)-interests	153,125		208	208	180
Global 2010 bonds	110,000		188	67	34	1.2075
Pro 1 bonds	157,647		1	1	1	0.004
Mortgage bonds	344,450		271	402	433	0.9800

Subtotal			5,130	5,136	4,702

Total current investments			7,538	13,507	111,574

NON-CURRENT ASSET
Investments on controlled and related companies
Agro-Uranga S.A.						Unlisted	Agricultural livestock	2,500	919	18,658
Shares	893,069	35.72	6,665	9,024	5,957
Higher value of property			11,179	11,179	11,179

			17,844	20,203	17,136

IGSA						Unlisted	Raising and grazing cattle	12,914	127	13,318
Shares	12,913,660	99.99	12,118	20,831	7,395

			12,118	20,831	7,395

Cactus						Unlisted	Exploitation and administration of agriculture products and raising cattle	46,163	(1,465)	38,142
Shares	16,618,772	36.00	13,731	7,524	6,169

			13,731	7,524	6,169

FyO.com						Unlisted	Gives information about market and commercial services,	961	(901)	3,094
Shares	636,140	64.30	1,990	2,645	2,539

			1,990	2,645	2,539

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments (continued)

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule C (continued)

Securities	Amount	% of the participation on the capital	Value as of December 31, 2009	Value as of June 30, 2009	Value as of December 31, 2008	Market Value	INFORMATION ON THE ISSUER
							Principal activity	Latest financial statements
								Capital	Income (loss) for the period	Shareholders’ Equityy

ANTA						Unlisted	Agricultural and forestall	43,158	(1,425)	50,304
Shares	38,842,298	90.00	45,273	39,343	2,538
Concession rights			20,163	20,512	20,862

			65,436	59,855	23,400

Agrology S.A.						Unlisted	Investing	189,480	12,779	237,474
Shares	183,795,533	97.00	230,349	181,043	24,830

			230,349	181,043	24,830

								20	—	20

FyO Trading						Unlisted	Brokerage
Shares	726	3.63	1	1	1

			1	1	1

EAASA								54,691	(2,933)	22,584
Shares	240,000	0.45	99	99	46	Unlisted	Meat packing industry

			99	99	46

IRSA								578,676	264,313	2,328,204
Shares	290,696,655	50.23	1,238,638	1,126,627	995,795	3.70	Real Estate
Higher values (2)			185,182	192,933	104,443

			1,423,820	1,319,560	1,100,238

BrasilAgro						(1) 10.50	Agricultural and Real Estate	875,381	(2,798)	1,292,284
Shares	13,375,800	19.14	295,872	220,709	127,481
Higher values (3)			6,887	6,887	6,887

			302,759	227,596	134,368

			2,068,147	1,839,357	1,316,122

Companhia Brasileira de Propriedades Agricolas BrasilAgro goodwill			6,965	3,841	3,841
Companhia Brasileira de Propriedades Agricolas BrasilAgro negative goodwill (4)			(16,838)	(19,163)	(1,548)
IRSA Inversiones y Representaciones Sociedad Anónima negative goodwill (5)			(345,459)	(369,116)	(286,353)
IRSA Inversiones y Representaciones Sociedad Anónima goodwill			6,268	6,268	6,268
Cactus Argentina S.A. goodwill			1,966	1,966	—

			(347,098)	(376,204)	(277,792)

Subtotal			1,721,049	1,463,153	1,038,330

Other Investments						Unlisted
Non-Convertible Notes IRSA 2017 (US$)	33,152,000		65,546	61,204	50,821
Non-Convertible Notes APSA 2017 (US$)	5,000,000		8,835	8,133	6,561
Coprolan			21	21	21

Subtotal			74,402	69,358	57,403

Total non-current investments			1,795,451	1,532,511	1,095,733

(1)	In Brazilian Reais.
(2)	Consist of Ps. 11,782 higher value of inventory, Ps. 87,224 higher value of investments, Ps. 119,922 higher value of fixed assets, Ps. 30,363 higher value of intangible assets, Ps. (5,675) higher value of liabilities, Ps. 26,423 less value of loans, Ps. (185) higher value of customer advances, and Ps. (84,672) higher value of tax effect.
(3)	Consist of Ps. 10,596 higher value of fixed assets and Ps. (3,709) higher value of tax effect.
(4)	The change as regards the previous year corresponds to amortization for Ps. 2,325.
(5)	The change as regards the previous year corresponds to amortization for Ps. 23,657.
(6)	Does not qualify as cash equivalents in the Statements of Cash Flows.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule E

Item	Balances at beginning of the fiscal year	Increases	Decreases	Value as of December 31, 2009	Value as of June 30, 2009	Value as of December 31, 2008

Deducted from assets
Allowance for doubtful accounts	501	88	—	589	501	501
Included in liabilities
For pending lawsuits	286	(1) 1,499	—	1,785	286	49

Total as of December 31, 2009	787	1,587	—	2,374	—	—

Total as of June 30, 2009	464	359	(36)	—	787	—

Total as of December 31, 2008	464	122	(36)	—	—	550

(1)	Included in other income and expenses in the Statements of Income – Others. Also includes Ps. 1,457 incorporated by merger with IGSA.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Inventories at the beginning of the fiscal year:
Beef cattle	—	—	78,710	68,695	—	—	—	—	78,710	68,695
Crops	42,250	62,989	—	—	—	—	—	—	42,250	62,989
Seeds and fodder	705	591	—	—	—	—	—	—	705	591
Materials and others	—	—	579	536	—	18	932	658	1,511	1,212

	42,955	63,580	79,289	69,231	—	18	932	658	123,176	133,487

Unrealized gain (loss) on inventories- Beef cattle	—	—	24,041	(1,030)	—	—	—	—	24,041	(1,030)
Unrealized (loss) gain on inventories – Crops and raw materials	(265)	(11,970)	—	—	—	—	—	—	(265)	(11,970)
Production	9,528	14,083	5,497	4,895	10,862	10,858	—	—	25,887	29,836
Transfer of inventories to property and equipment	—	—	—	—	—	—	(845)	(550)	(845)	(550)
Transfer of inventories to expenses	(2,837)	(1,699)	(59)	(47)	(74)	(95)	(1,197)	(867)	(4,167)	(2,708)
Incorporated by merger with IGSA	—		3,171		—	—	8	—	3,179	—
Purchases	6,202	4,858	1,824	3,736	—	—	2,256	1,775	10,282	10,369
Operating expenses (Schedule H)	—	—	—	—	—	—	3,712	2,753	3,712	2,753
Inventories at the end of the period:					—
Beef cattle	—	—	(103,985)	(70,637)	—	—	—	—	(103,985)	(70,637)
Crops	(8,623)	(14,417)	—	—	—	—	—	—	(8,623)	(14,417)
Seeds and fodder	(662)	(526)	—	—	—	—	—	—	(662)	(526)
Materials and others	—	—	(609)	(614)	—	—	(1,177)	(1,148)	(1,786)	(1,762)

Cost of Sales	46,298	53,909	9,169	5,534	10,788	10,781	3,689	2,621	69,944	72,845

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the periods six-month beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Inventories at the beginning of the fiscal year:
Beef cattle	—	—	—	—	14,226	15,194	14,226	15,194
Unharvested crops and other unharvested	5,160	6,052	—	—	—	—	5,160	6,052
Seeds and fodder	—	—	1,694	1,934	426	680	2,120	2,614
Materials and others	15,925	16,686	686	398	426	145	17,037	17,229

	21,085	22,738	2,380	2,332	15,078	16,019	38,543	41,089

Unrealized loss on inventories - Beef cattle	—	—	—	—	999	(152)	999	(152)
Unrealized gain on inventories – Crops and raw materials	119	4,657	—	—	—	—	119	4,657
Production	—	—	187	80	502	557	689	637
Transfer of inventories to Property and equipment	(252)	(222)	—	—	—	—	(252)	(222)
Transfer of inventories crops to expenses	(23,177)	(35,323)	(2,086)	(2,236)	(3,753)	(3,425)	(29,016)	(40,984)
Incorporated by merger of IGSA	—		35		—		35
Purchases	89,358	108,200	522	1,046	3,547	3,135	93,427	112,381
Operating expenses (Schedule H)	9,971	23,014	11,189	7,991	10,237	9,071	31,397	40,076
Inventories at the end of the period:
Beef cattle	—	—	—	—	(15,389)	(15,076)	(15,389)	(15,076)
Unharvested crops and other unharvested	(54,121)	(74,442)	—	—	—	—	(54,121)	(74,442)
Seeds and fodder	—	—	(255)	(714)	(517)	(372)	(772)	(1,086)
Materials and others	(33,028)	(26,227)	(802)	(604)	(467)	(352)	(34,297)	(27,183)

Cost of Production	9,955	22,395	11,170	7,895	10,237	9,405	31,362	39,695

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule G

Item	December 31, 2009				June 30, 2009			December 31, 2008
	Type and amount of foreign		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency

CURRENT ASSET
CASH AND BANKS:
Cash and banks in Dollars	US$	340	3.760	1,279	US$	1,236	4,642	US$	712	2,429
Cash and banks in Brazilian Reais	Rs	2	2.140	5	Rs	2	4	Rs	2	3
Cash and banks in Euros		€9	5.392	47		€9	46		€10	46
INVESTMENTS:
Mutual funds	US$	624	3.760	2,348	US$	266	998	US$	20,493	69,942
Mutual funds		€11	5.392	60		€1,400	7,375		€7,799	36,930
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$) - Interest	US$	1,174	3.800	4,462	US$	1,174	4,458	US$	1,174	4,054
Non-Convertible Notes APSA 2017 (US$) - Interest	US$	55	3.800	208	US$	55	208	US$	53	180
TRADE ACCOUNTS RECEIVABLE:
Receivables from sale of farms	US$	986	3.760	3,709	US$	1,930	7,251	US$	2,104	7,183
Secured by mortgages	US$	1,966	3.760	7,392	US$	1,855	6,968	US$	1,924	6,567
OTHER RECEIVABLES:
Guarantee deposits	US$	648	3.760	2,437	US$	396	1,489	US$	1,050	3,585
Premiums paid	US$	158	3.760	594	US$	198	743	US$	2,432	8,299
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	10,384	3.800	39,457	US$	7,312	27,471	US$	—	—
NON-CURRENT ASSETS
TRADE ACCOUNT RECEIVABLE
Secured by mortgages	US$	—	—	—	US$	573	2,153	US$	1,788	6,104
INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017	US$	17,249	3.800	65,546	US$	16,119	61,204	US$	14,718	50,821
Non-Convertible Notes APSA 2017	US$	2,325	3.800	8,835	US$	2,142	8,133	US$	1,900	6,561

Total US$	US$	35,909		136,267	US$	33,256	125,718	US$	48,348	165,725

Total Rs	Rs	2		5	Rs	2	4	Rs	2	3

Total €		€20		107		€1,409	7,421		€7,809	36,976

Total Assets				136,379			133,386			202,704

US$:	US Dollars
Rs:	Brazilian Reais
€:	Euros

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (continued)

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule G (continued)

Item	December 31, 2009				June 30, 2009			December 31, 2008
	Type and amount of foreign Currency		Current Exchange rate	Amount in local currency	Type and amount of foreign Currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT LIABILITY
TRADE ACCOUNT PAYABLE:
Suppliers	US$	8,513	3.800	32,350	US$	10,315	39,167	US$	9,004	31,090
Accrual for inputs and other expenses	US$	76	3.800	288	US$	33	127	US$	867	2,993
SHORT-TERM DEBTS:
Bank loans	US$	37,027	3.800	140,704	US$	18,300	69,485	US$	12,687	43,807
Accrued interest - Bank loans	US$	398	3.800	1,513	US$	166	629	US$	—	—
Accrued interest – Non-convertible notes	US$	37	3,800	141	US$	—	—	US$	—	—
Non-convertible notes class II	US$	8,967	3,800	34.076	US$	—	—	US$	—	—
OTHER LIABILITIES :
Premium collected	US$	261	3.800	991	US$	143	543	US$	2,326	7,938
Debt for purchase of shares	US$	—	—	—	US$	—	—	US$	157	544
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	US$	8,098	3.800	30,774	US$	—	—	US$	1,352	4,667
Others	US$	—	—	—	US$	—	—	US$	—	—

TOTAL LIABILITIES	US$	63,377		240,837	US$	28,957	109,951	US$	26,393	91,039

US$:	US Dollars

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the six-month periods beginning as from July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

(in thousands of pesos - Notes 1 and 2)

Schedule H

	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of December 31, 2009	Total as of December 31, 2008
Items	Crops	Beef cattle	Milk	Others	Total
Directors’ fees	—	—	—	—	—	—	453	453	502
Fees and payments for services	—	—	—	—	—	—	1,791	1,791	3,390
Salaries, annual bonus and social security	706	2,436	1,827	—	4,969		10,436	15,405	11,371
Taxes, rates and contributions	104	291	113	—	508	—	1,089	1,597	651
Gross sales taxes	—	—	—	—	—	1,591	—	1,591	1,491
Office and administrative expenses	—	—	—	—	—	—	2,979	2,979	1,778
Bank commissions and expenses	—	—	—	—	—	—	822	822	—
Depreciation of property and equipment	1,065	1,002	674	—	2,741	—	167	2,908	2,645
Vehicle and traveling expenses	103	299	63	—	465	—	503	968	645
Spare parts and repairs	305	1,171	451	—	1,927	—	29	1,956	1,414
Insurance	39	82	18	—	139	—	106	245	176
Benefits to Employees	46	136	128	—	310	—	374	684	732
Livestock expenses (1)	—	5,417	—	—	5,417	458	—	5,875	3,800
Dairy farm expenses (2)	—	—	6,667	—	6,667	64	—	6,731	6,170
Agricultural expenses (3)	7,302	—	—	3,712	11,014	5,917	—	16,931	29,714
Silo expenses	—	—	—	—	—	—	—	—	5
General expenses	297	355	296	—	948	—	—	948	1,193
Lease of machinery and equipment	—	—	—	—	—	—	72	72	35
Safety and hygiene expenses	4	—	—	—	4	—	1	5	3
Marketing expenses	—	—	—	—	—	—	—	—	1

Total as of December 31, 2009	9,971	11,189	10,237	3,712	35,109	8,030	18,822	61,961	—

Total as of December 31, 2008	23,014	7,991	9,071	2,753	42,829	9,985	12,902	—	65,716

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATIONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date as of December 31, 2009:

	Other Receivables	FyO.Com	Cactus	Law No. 19,550 Section 33
				Cresca S.A.	Agro – Uranga
		Other Receivables	Other Receivables	Other Receivables	Other Receivables
Current	243	24	11	520	391
Non-current	30,240	—	—	—	—

b.	Trade Accounts Receivable and other receivables to fall due as of December 31, 2009:

Maturity	Trade Accounts Receivable	Law No. 19,550 Section 33
		FyO.Com	Acres del Sud S.A.	Agrology S.A.	BrasilAgro S.A.	Helmir S.A.	Tarshop S.A.	APSA	Cactus	IRSA	ANTA
		Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable
03.31.10	22,701	6,273	2,179	148	52	23	383	1,008	51	475	881
06.30.10	4,731	—	—	—	—	—	—	—	—	—	—
09.30.10	2,661	—	—	—	—	—	—	—	—	—	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(Continued)

(in thousands of pesos)

3.	(Continued)

Maturity	Other Receivables	Law No. 19,550 Section 33
		APSA	Ombú	Ñandubay	Itin	Aguaribay	Calden	Yuchan	Yatay
		Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables
03.31.10	22,416	2,825	—	—	—	—	—	—	—
06.30.10	18,831	—	5,060	4,143	4,654	6,728	6,735	5,565	6,052
09.30.10	13,089	—	—	—	—	—	—	—	—
12.31.10	3,894	—	—	—	—	—	—	—	—

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of December 31, 2009.

b.	Debts without a due date as of December 31, 2009.

	Trade Accounts Payable	Short-term debt	Taxes Payable	Other debts	Allowances
Current	—	159,143	—	—	—
Non-current	—	—	60,291	—	1,785

c.	Debts to fall due as of December 31, 2009.

Maturity	Trade Accounts Payable	Law No. 19,550 Section 33	Short-term debt	Salaries and Social Security Payable	Taxes Payable	Other Debts	Law No. 19,550 Section 33
		CYRSA					CAMSA	IRSA	Fundación IRSA
		Trade Accounts Payable					Other Debts	Other Debts	Other Debts
03.31.10	66,595	27	79,580	3,187	5,869	1,044	8,344	—	—
06.30.10	—	—	76,923	—	76	112	—	30,774	—
09.30.10	—	—	68,897	2,934	76	—	—	—	—
12.31.10	—	—	—	—	76	—	—	—	1,073

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(Continued)

(in thousands of pesos)

5.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable	Law No. 19,550 Section 33
		FyO.Com	Acres del Sud S.A.	Agrology S.A.	BrasilAgro S.A.	Helmir S.A.	Tarshop S.A.
		Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable
In Pesos	18,992	6,273	2,179	148	52	23	383
In Dollars	11,101	—	—	—	—	—	—

	Others Accounts Receivable	Law No. 19,550 Section 33
		FyO.Com	Cactus	APSA	Cresca S.A.	Ombú	Ñandubay	Itin	Aguaribay	Calden	Yuchan	Yatay
		Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable
In Pesos	85,682	24	11	2,825	—	—	—	—	—	—	—	—
In Dollars	3,031	—	—	—	520	5,060	4,143	4,654	6,728	6,735	5,565	6,052

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Trade Accounts Receivable	Law No. 19,550 Section 33
		FyO.Com	Acres del Sud S.A.	Agrology S.A.	BrasilAgro S.A.	Helmir S.A.	Tarshop S.A.	APSA	ANTA	Cactus	IRSA
		Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable
Outstanding balances accruing interests	7,175	—	—	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	22,918	6,273	2,179	148	52	23	383	1,008	881	51	475

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(Continued)

(in thousands of pesos)

5.	(Continued)

	Others Accounts Receivable	Law No. 19,550 Section 33
		FyO.Com	Cactus	Cresca	APSA	Agro-Uranga	Ombú	Ñandubay	Itin	Aguaribay	Calden	Yuchan	Yatay
		Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable	Others Accounts Receivable
Outstanding balances accruing interests	4,104	—	—	—	—	—	5,036	4,123	4,632	6,696	6,703	5,539	6,023
Outstanding balances not accruing interests	87,787	24	11	520	2,825	391	24	20	22	32	32	26	29

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable	Law No. 19,550 Section 33	Short-term debt	Salaries and Social Security Payable	Taxes Payable	Other Debts	Law No. 19,550 Section 33			Provisions
		CYRSA					CAMSA	IRSA	Fundación IRSA
		Trade Accounts Payable					Other Debts	Other Debts	Other Debts
In Pesos	33,957	27	208,109	6,121	66,388	165	—	1,073	8,344	1,785
In Dollars	32,638	—	176,434	—	—	991	30,774	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Trade Accounts Payable	Law No. 19,550 Section 33	Short-term debt	Salaries and Social Security Payable	Taxes Payable	Other Debts	Law No. 19,550 Section 33			Provisions
		CYRSA					CAMSA	IRSA	Fundación IRSA
		Trade Accounts Payable					Other Debts	Other Debts	Other Debts
Outstanding balances accruing interests	—	—	381,180	—	—	—	—	30,400	—	—
Outstanding balances not accruing interests	66,595	27	3,363	6,121	66,388	1,156	8,344	374	1,073	1,785

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(Continued)

(in thousands of pesos)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of December 31, 2009 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of December 31, 2009 there were advance payments to directors for Ps. 251, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

•	Seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

•	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements—(Continued)

(in thousands of pesos)

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the period less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Book value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	104,694	39,816

Vehicles	Third parties, theft, fire and civil liability	4,499	1,508

16.	CONTINGENCIES

As of December 31, 2009 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERRED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Comparative Shareholders’ Equity Structure

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Current Assets	1,151,572	1,110,114	177,617	99,226	80,446
Non-current Assets	5,216,642	4,349,390	1,013,752	816,387	672,427

	6,368,214	5,459,504	1,191,369	915,613	752,873

Current Liabilities	1,479,883	1,043,581	280,414	187,681	52,278
Non-current Liabilities	1,415,748	1,456,623	59,038	66,505	157,085

	2,895,631	2,500,204	339,452	254,186	209,363

Minority Interest	1,549,847	1,283,078	934	577	200

Shareholders’ Equity	1,922,736	1,676,222	850,983	660,850	543,310

	6,368,214	5,459,504	1,191,369	915,613	752,873

Comparative Income Structure

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Operating income (loss)	280,475	32,250	22,412	(381)	14,671
Financial and holding result	(61,073)	38,468	(7,276)	(4,343)	16,877
Other income and expenses and income on equity	150,539	(52,486)	6,591	21,748	6,626
Management agreement fees	(15,820)	(1,496)	(1,583)	(2,108)	(2,654)

Operating net income	354,121	16,736	20,144	14,916	35,520
Income Tax (expense) benefit	(70,501)	(23,348)	(5,632)	2,140	(11,710)
Minority Interest	(141,775)	18,908	(40)	(17)	76

Net Income	141,845	12,296	14,472	17,039	23,886

Production volume

	Six-month period December 31, 2009	Accumulated July 1, 2008 to December 31, 2009	Six-month period December 31, 2008	Accumulated July 1, 2008 to December 31, 2008	Six-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Six-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Six-month period December 31, 2005	Accumulated July 1, 2005 to December 31, 2005
Beef Cattle (in Kgs.)	1,830,000	2,243,000	2,126,023	2,956,333	3,246,421	4,688,648	3,446,722	5,200,447	2,036,531	4,532,104

Butyraceous (in Kgs.)	231,083	439,248	221,446	423,337	207,581	389,621	174,855	317,788	155,145	286,329

Crops (in quintals) *	280,721	432,136	225,743	382,743	209,913	301,760	171,257	197,442	143,047	170,677

*	One quintals equals one hundred kilograms

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Sales volume

	Six-month period December 31, 2009	Accumulated July 1, 2008 to December 31, 2009	Six-month period December 31, 2008	Accumulated July 1, 2008 to December 31, 2008	Six-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Six-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Six-month period December 31, 2005	Accumulated July 1, 2005 to June 31, 2005
Beef Cattle (in Kgs.)	1,262,756	3,344,597	1,392,709	2,900,260	1,287,585	5,956,432	2,117,400	6,695,835	2,992,841	7,792,495

Butyraceous (in Kgs.)	231,083	439,248	221,446	423,337	207,581	389,621	174,855	317,788	155,145	286,329

Crops (in quintals) *	414,567	1,031,069	326,618	1,090,135	282,850	658,534	110,268	312,557	467,245	863,468

*	One quintals equals one hundred kilograms

Local Market

	Six-month period December 31, 2009	Accumulated July 1, 2008 to December 31, 2009	Six-month period December 31, 2008	Accumulated July 1, 2008 to December 31, 2008	Six-month period December 31, 2007	Accumulated July 1, 2007 to December 31, 2007	Six-month period December 31, 2006	Accumulated July 1, 2006 to December 31, 2006	Six-month period December 31, 2005	Accumulated July 1, 2005 to June 31, 2005
Beef Cattle (in Kgs.)	1,262,756	3,344,597	1,392,709	2,900,260	1,287,585	5,956,432	2,117,400	6,695,835	2,992,841	7,792,495

Butyraceous (in Kgs.)	231,083	439,248	221,446	423,337	207,581	389,621	174,855	317,788	155,145	286,329

Crops (in quintals) *	414,567	1,031,069	326,618	1,090,135	282,850	658,534	110,268	312,557	467,245	863,468

*	One quintals equals one hundred kilograms

Export (not applicable)

Ratios

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007	As of December 31, 2006	As of December 31, 2005
Liquidity	0.78	1.064	0.633	0.529	1.539
Solvency	0.66	0.670	2.507	2.600	2.595
Non-current assets to assets	0.82	0.797	0.851	0.892	0.893
Return on Equity (1)	0.08	0.007	0.017	0.026	0.045

(1)	Result of the period divided average shareholder’s equity.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight as of December 31, 2009

Buenos Aires, February 11, 2010 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first six months of Fiscal Year 2010 ended December 31, 2009.

Effective as from the second quarter of fiscal year 2009, Cresud presents its financial statements in consolidated form with those of IRSA Inversiones y Representaciones Sociedad Anónima, in which we held an equity interest of 57.12% as of December 31, 2009.

Cresud’s consolidated income statement for the period beginning July 1, 2009 and ended December 31, 2009 includes the results of IRSA Inversiones y Representaciones Sociedad Anónima for that same period. Cresud’s consolidated financial statements as of December 31, 2008, disclosed in the comparative tables include IRSA’s consolidated data only for the period beginning October 1, 2008 and ended December 31, 2008, thus affecting the comparability of the income statement.

Results for the first half of fiscal year 2010 showed a net income of Ps. 141.8 million compared to a net income of 12.3 million posted in the same period of the previous fiscal year. The increase in net income is mainly due to the higher income from our subsidiary IRSA.

Consolidated agribusiness sales for the period amounted to Ps. 119.3 million, 8.9% higher than those posted for the same period of the previous fiscal year. This raise was caused mainly by the 20.4% increase in sales of beef cattle and the 31.8% increase in sales in the Others segment compared to the same period of the previous fiscal year.

Agribusiness production revenues amounted to Ps. 42.4 million in the period ended December 31, 2009, 36.6% higher than those recorded in the same period of the previous year. The rise is explained mainly by an increase of 75.0% in the crops segment and 9.3% in the beef cattle segment.

Consolidated sales in the real estate business for the period were Ps. 664.6 million for the six-month period ended December 31, 2009, whereas gross profit from the real estate segment stood at Ps. 419.2 million.

Gross profit during the first six months of fiscal year 2010 amounted to Ps. 426.4 million compared to Ps. 190.0 million during the same period of the previous year. This increase mainly reflects the effect of considering the gross profit mentioned in the previous paragraph due to the consolidation of the results of the real estate business of our controlled company IRSA.

Operating results for the period ended December 31, 2009 showed a Ps. 280.5 million profit, composed of operating income of Ps. 285.6 million in IRSA’s segments for the first six months of fiscal year 2010 and a Ps. 5.1 million loss from Cresud’s agribusiness activities for the first six months of fiscal year 2010, compared to the Ps. 17.8 million operating loss posted by Cresud in the same period of the previous fiscal year. This increase in the results from the agribusiness activities is explained mainly by the higher results from agribusiness production, mainly due to the better weather conditions recorded in the 2009/10 season and an improvement in the relationship between the prices of commodities and their related input costs. As harvesting of our various crops progresses, we expect to recognize higher production revenues and results than those recorded in the previous season.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight as of December 31, 2009

I. Macroeconomic Context

According to most recently released official data available at the date of issuance of this report as of November 2009, the Economic Activity Monthly Estimator (EMAE) showed a 2.2% increase (without seasonal adjustment) compared to the values recorded in the same month of the previous year, which would imply a recovery in the economic activity levels similar to the ones recorded last year.

Regarding macroeconomic indicators, in the third quarter of calendar 2009 (latest available data) Argentina recorded a primary surplus and current account surplus, and its capital account was also positive. Consequently, the Central Bank increased its international reserves by US$ 1,811 million, to US$ 45,193 million. However, the Argentine government’s financial result is still negative as a result of the debt service payments made during the period.

In relation with the sectors of the economy, the main indicators show a rebound in activity levels. In connection with the construction industry, according to the data shown by the Indicator of Construction Activities (ISAC, in Spanish), construction activities have increased by 0.38% from November 2008 to November 2009. Sales in supermarkets and shopping centers have continued to grow: as concerns supermarket sales, according to the INDEC their year-on-year variation at constant prices was 4.76% as of November 2009, though this growth rate is lower than the one recorded in 2008.

As regards the demand for homes in the real estate market throughout calendar 2009, there was a deceleration in supply and demand, accompanied by a slight decline in prices. Yet, as compared to other countries, no sub-prime mortgage crisis is to be expected in IRSA’s market affecting the value of homes as it occurred in other economies because home loans here still stand for less than 2% of this country’s GDP.

Concerning the office rental market in Buenos Aires, since the end of 2008 a slow contraction in rental prices has been observed, along with higher vacancy levels. The reason for this has been a slight decrease in demand on the one hand, motivated by the changes occurred in the economic scenario, and the larger supply and availability of surface area on the other, mainly due to the addition of footage to the market.

As regards the hotel sector, according to the data released by the Tourism Secretariat in its International Tourism Survey (ETI) as of September, 2009 the number of tourists arriving in Argentina (accumulated 12-month data) fell by approximately 31.0% compared to the cumulative figures for the same period a year earlier. That was mainly due to the impact of the worldwide financial crisis and the H1N1 Influenza outbreak. However, although no official data are available yet, there has been a strong reversion in the downward figures of visitors who arrived in Argentina; therefore, a remarkable increase in tourist arrivals is expected to occur in the near future.

Despite an overall less favorable context, the Company’s real estate segments continue to show a robust position in the current scenario thanks to the quality of IRSA’s assets, perceived as attractive by the market. This in turn translates into high levels of occupancy and cash generation combined with low short-term indebtedness, allowing IRSA to maintain its market leadership.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

The 2008/2009 agricultural season in Argentina’s main production areas has sustained one of the worst droughts in the past 70 years which adversely affected the agricultural and livestock industry and also had a negative bearing on the expectations for next season. Apart from this weather phenomenon, and mainly during the month of October, there were late frosts, strong winds and storms with hail, which worsened the referred scenario even more in certain areas. During the 2009/10 season there has been an improvement in rainfall which has favored the development of crops. According to the United States Department of Agriculture (USDA)’s January 2010 estimates, Argentina’s crops output (wheat, corn and soybean) for the 2009/2010 season is expected to be higher than in the previous cycle though lower than in the 2007/2008 season, as this was the last period to exhibit normal weather conditions. This decrease is partly due to the reduction in the area sown with wheat and corn. According to the Ministry of Agriculture, Cattle Raising, Fishing and Food, the area sown with soybean will rise by 1.1% compared to the previous cycle, whereas the area sown with corn and wheat will decrease by 9.4% and 32.7%, correspondingly, with respect to the previous cycle. The USDA has estimated that Argentina’s wheat output for the 2009/2010 season will be 8.0 million tons; while in the 2008/09 season this output had been 8.4 million tons approximately. As regards corn, output for the previous cycle has been 12.6 million tons, whereas the USDA report for January estimated that in the 2009/2010 cycle Argentina’s output will be 15.0 million tons. As regards the USDA projections concerning soybean, Argentina’s output will be 53.0 million tons, that is 65.6% and 14.7% higher than the production posted in the 2008/09 and 2007/08 seasons, respectively.

As regards beef cattle, in line with the January report published by the Argentine Beef Promotion Institute (IPCVA), beef-cattle slaughtering activities, accumulated for the year, would have been approximately 14.8 million heads, with production at 3.11 million tons of meat. In addition, during the last quarter of 2009 there has been an increase in the price of beef cattle, due to the contracted supply resulting from the drop in production levels and lower birth rates. As regards external sales, during the year 2009 exports amounted to 550.2 thousand tons considering all meat cuts, which stood for a 54.3% year-on-year improvement. In monetary terms, revenues from exports were US$ 1,881.3 million, 9.1% higher than in the previous year.

II. Summary of Operations

Crops

Crop sales for the first six months of fiscal year 2010 totaled Ps. 69.7 million, compared to sales for Ps. 68.6 million in the previous period. The volume of crops sold was 103.107 tons at an average price per ton of Ps. 676.5 compared to the 109.013 tons sold at an average price of Ps. 629.4 in the same period of the previous fiscal year. The decrease in the tons sold is mainly due to the decrease in the levels of stock of crops beginning of fiscal year 2010, which were partially offset by a 12.9% increase in production, which rose from 38,274 tons for the first six months of fiscal year 2009 to 43,214 tons for the same period in fiscal year 2010. Production revenues totaled Ps. 25.5 million, 75.0% higher than the revenues obtained from production in the same period of fiscal year 2009. In turn, the result from production for the period ended December 31, 2009 was a Ps. 0.1 million profit, in contrast with the Ps. 8.4 million loss for the same period in the previous fiscal year. The increase in the result from production was mainly a result of better weather conditions and an improvement in the relationship between the prices of commodities

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

and their related input costs. As harvesting of our various crops progresses, we expect to recognize higher production income and higher results than those recorded in the previous season.

The stock of crops as of the end of the period totaled 17,404 tons; 6,431 of which were corn, 819 were soybean, 111 were sunflower and 8,905 were wheat. The rest of the tons corresponds to sorghum, beans and other minor crops.

Gross results for the period ended December 31, 2009 posted a Ps. 6.0 million profit compared to a Ps. 5.2 million profit recorded in the same period of the previous fiscal year.

For the current season we have allocated 107,620 hectares to agriculture, 43,054 of which are leased from third parties and 11,024 are operated under concession. Compared to the previous fiscal year, we have decreased the number of total hectares allocated to agriculture by 4,243, which stands for a 3.8% drop, mainly due to the 31.8% decrease in the hectares leased from third parties.

As of December 31, 2009, 100% of the hectares devoted to sunflower, 63% of the hectares devoted to corn and 77% of the hectares devoted to soybean had been sown. As of the date of this report, the degree of progress of corn and soybean sowing is above 95% and with good prospects for the development of crops. As regards wheat, as of the date of this report we have harvested 100% of the hectares sown.

Beef Cattle

As of December 31, 2009, the Company’s beef cattle stock, including breeding and fattening holdings, was 93,007 heads, with a total of 129,669 hectares allocated to beef cattle activities.

Beef cattle sales rose compared to the previous fiscal year, up from Ps. 8.3 million as of December 31, 2008 to Ps. 10.0 million as of December 31, 2009. During the first six months of fiscal year 2010, sales totaled 3,345 tons, whereas the tons sold in the same period of fiscal year 2009 had been 2,900. The increase in the sales was mainly explained by the sale of the beef cattle stock in the “Rucalen” farm due to the expiration of the lease agreement. Beef-cattle production was 2,243 tons, meaning a 24.1% decrease compared to the previous fiscal year. The decrease in production volumes was mainly due to scarce rainfall in certain areas, a circumstance that resulted in lower fattening and birth rates and higher death rates.

All these circumstances led to a gross loss of Ps. 4.8 million in the beef cattle segment for the first six months of fiscal year 2010, compared to a Ps. 3.0 million loss in the same period of the previous fiscal year.

Due to the increase in prices during the second quarter of fiscal year 2010, which rose by 30% for our beef cattle mix, we obtained holding results for Ps. 25.0 million.

Milk

Milk production dropped by 0.5% in the period, down from 11.5 million liters as of December 31, 2008 to 11.4 million as of December 31, 2009.

During the first six months, sales totaled Ps. 10.8 million, 0.23% higher than for the first six months of fiscal year 2009. The increase in sales is attributable to the increase in the average price of the liter of milk, which offset the decrease in production. The efficiency in the daily output per cow was slightly higher than the figure posted in the same period of the previous fiscal year.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

The gross profit was Ps. 1.1 million, compared to the Ps. 2.0 million profit posted for the first six months of fiscal year 2009.

In the first six months of fiscal year 2010, the stock of dairy cattle amounted to 8,127 head over 4,637 hectares allocated to milk production, whereas for the same period of the previous fiscal year we had 7,925 cattle head over 4,106 hectares. On average, there were 3,311 cows in milking per day, 3.6% lower than in the same period of the previous fiscal year.

At present, the Company has three dairy facilities, two in the “La Juanita” farm and one in “El Tigre”, equipped with state-of-the-art technology.

III. Development of marginal lands

During the first six months of fiscal 2010, we continued with the development of our “Los Pozos” farm located in the Province of Salta. As of December 31, 2009, we had approximately 7,000 hectares for agricultural production and 55,000 hectares of prairies sown with grass (Gatton Panic), of which there were 50,000 hectares fit for beef-cattle production.

Besides, during the six months ended December 31, 2009, we continued with the development of Agropecuaria Anta S.A. (formerly known as Agropecuaria Cervera S.A.), thus reaching the 11,024 hectares devoted to our own production and 5,136 hectares that were leased to third parties.

As regards the development of marginal land in the Republic of Paraguay, we started with the production of approximately 3,000 hectares already developed in the first stage. For this fiscal year, we expect to continue with the development of 3,000 new additional hectares for agricultural production. As of the date of these financial statements, the summer planting had a 72% progress for soybean and a 22% progress for sorghum.

As of December 31, 2009 Cresud held land reserves amounting to 228,686 own hectares. In turn, we have 115,840 hectares under concession reserved for future developments.

IV. IRSA Inversiones y Representaciones S.A.

In the first half of fiscal year 2010, Cresud acquired 8,553,510 shares in IRSA. As a consequence of this acquisition, our equity interest as of December 31, 2009 was 57.12%.

Starting in the second quarter of fiscal 2009, Cresud presents its financial statements consolidated with those of IRSA Inversiones y Representaciones S.A. The following information has been taken from the financial statements of our controlled company IRSA Inversiones y Representaciones S.A. as of December 31, 2009:

IV a. Offices and Other Rental Properties

During the first six months of fiscal year 2010, income from rental properties totaled Ps. 79.0 million, a 11.5% higher than the Ps. 70.9 million recorded in the same period of fiscal year 2009.

This result is explained by IRSA’s offices’ higher rental prices, which translated into a 33.8% increase in the revenues per leased square meter. This positive result was offset by a slight decline of around 3 percentage points in occupancy levels, reaching values close to 90%, and by a 11.5% reduction in leasable square meters as of December 31, 2009 compared to December 31, 2008.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

This reduction in IRSA’s portfolio was caused by the sale of an office building in the past quarter in addition to other properties sold, all non strategic, during the calendar year. All these transactions were agreed upon for amounts close to US$ 3,000 per square meter. These amounts are similar to those IRSA paid before the current world financial crisis in order to acquire premium office buildings in Argentina, such as Edificio República and Torre BankBoston.

This sales’ value per square meter reflects the strength of the local real estate market, which is perceived by investors as a high quality alternative to preserve their wealth in the current volatile global market scenario.

The following table provides details about IRSA’s offices as of December 31, 2009.

Offices and Other Rental Properties

	Date of Acquisition	Leasable Area sqm (1)	Occupancy rate (2) Dec-09	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Annual accumulated rental income over fiscal periods Ps./000 (4)			Book Value $/000 (5)

						2010	2009	2008
Offices
Edificio República	04/28/08	19,884	65%	100%	1,699	10,518	7,126	—	222,128
Torre Bankboston	08/27/07	14,873	100%	100%	1,604	10,827	9,322	5,108	156,546
Bouchard 551	103/15/07	23,378	100%	100%	1,886	11,014	9,392	6,627	151,734
Intercontinental Plaza	11/18/97	22,535	100%	100%	1,881	10,595	8,060	5,625	84,414
Dique IV, Juana Manso 295 (10)	012/02/97	11,298	92%	100%	1,155	6,935	—	—	66,978
Bouchard 710	06/01/05	15,014	76%	100%	964	8,151	8,150	4,859	65,772
Maipú 1300	09/28/95	10,280	95%	100%	943	5,664	4,511	3,911	38,979
Libertador 498	12/20/95	4,954	100%	100%	580	3,983	4,926	4,083	19,050
Costeros Dique IV	08/29/01	5,437	90%	100%	453	2,527	2,496	2,179	19,405
Edificios Costeros	03/20/97	—	N/A	100%	—	1,354	2,046	1,892	—
Suipacha 652/64	11/22/91	11,453	95%	100%	525	2,360	1,811	1,170	11,162
Dock Del Plata	11/15/06	809		100%	—	1,362	3,312	3,663	3,184
Madero 1020	12/21/95	101	100%	100%	3	15	18	49	229
Laminar Plaza	03/25/99	—	N/A	100%	—	198	3,053	2,668	—
Reconquista 823/41	11/12/93	—	N/A	100%	—	44	1,207	1,100	—
Other Offices (6)	N/A	2,948	66%	N/A	21	194	787	677	7,758

Subtotal Offices		142,964	90%	N/A	11,714	75,741	66,217	43,611	847,339

Other Properties
Commercial Properties (7)	N/A	312	—	N/A	—	—	108	88	3,504
Museo Renault	12/06/07	1,275	100%	100%	30	178	178	—	4,830
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	84	505	483	413	12,496
Thames	11/01/97	33,191	—	100%	—	175	304	304	3,899
Other Properties (8)	N/A	2,072	100%	N/A	6	42	2,215	100	5,718

Subtotal Other Properties		96,950	65%	N/A	120	900	3,288	905	30,447

Management fees (11)		N/A	N/A	N/A		2,353	1,352	647	N/A

TOTAL OFFICES AND OTHER (9)		239,914	80%	N/A	11,834	78,994	70,857	45,163	877,786

Notes:

(1)	Total leaseable area for each property as of 12/31/09. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 12/31/09.
(3)	Agreements in force as of 12/31/09 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517.
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Abril Stores (fully assigned) and Casona de Abril.
(8)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III, and Others IRSA.
(9)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Income from building management fees.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

IV b. Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

The following information relates to data extracted from the financial statements of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which IRSA had a 63.35% interest as of December 31, 2009.

During the six-month period ended on December 31, 2009 tenants’ sales in APSA’s Shopping Centers amounted to Ps. 2,813.2 million. In nominal terms, this amount points to a 27.7% increase compared to the same period of the previous fiscal year. APSA’s tenants same shopping centers sales rose by 11.1% compared to the same period of the previous fiscal year. This increase reflects mainly the strong upsurge in sales during the months of October and November, which went up by 20.8% and 20.3%, respectively, compared to the previous year.

The business success of APSA’s tenants allowed it to maintain the occupancy rates at its Shopping Centers at 98.0% as of December 31, 2009. This level is reflected by a strong increase in its revenues, which totaled a cumulative amount of Ps. 252.2 million as of December 31, 2009, 29.2% higher than those recorded in the same period of the previous year.

In addition, the strong generation of results from this segment, underpinned by the high quality of its assets and its unparalleled market position, is reflected by the 35.7% increase in operating income for the period, which totaled 139.2 million, compared to the same period of the previous year.

Shopping Centers

		Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of December 31 $/000 (4)			Book Value ($ 000) (5)
						2010	2009	2008
Shopping Centers (6)
Alto Palermo	Nov 97	18,629	100.0%	100.0%	46,978	43,743	34,133		145,684
Abasto Shopping (7)	Jul 94	41,100	100.0%	99.8%	44,030	39,225	35,131		167,722
Alto Avellaneda	Nov 97	36,579	100.0%	95.8%	27,674	23,376	19,533		78,338
Paseo Alcorta	Jun 97	14,388	100.0%	99.2%	21,144	20,279	18,919		72,165
Patio Bullrich	Oct 98	11,736	100.0%	99.7%	18,153	15,883	14,584		93,545
Alto Noa Shopping	Mar 95	18,869	100.0%	99.9%	6,967	5,394	4,473		22,500
Buenos Aires Design	Nov 97	13,621	53.7%	100.0%	7,279	6,654	5,883		10,059
Alto Rosario Shopping (7)	Nov 04	28,649	100.0%	97.1%	15,063	12,158	9,896		78,263
Mendoza Plaza Shopping	Dec94	40,548	100.0%	93.1%	13,459	12,627	11,568		83,104
Fibesa and Others (8)	—	N/A	100.0%	N/A	12,761	10,533	13,208		—
Neuquén (9)	Jul 99	N/A	94.6%	N/A	—	—	—		12,298
Panamerican Mall S.A. (10)	May 09	49,750	80.0%	100.0%	32,028	—	—		575,358
Córdoba Shopping Villa Cabrera	Dec 06	15,541	100.0%	98.3%	6,678	5,412	5,239		67,294

TOTAL SHOPPING CENTERS		289,410	94.5%	98.0%	252,214	195,284	172,567		1,406,330

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.-
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office building.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Consumer Finance – Tarshop S.A. Subsidiary

During fiscal year 2009, and as a result of the international financial context then prevailing, Alto Palermo S.A. adopted the decision to strengthen Tarshop’s business. This was performed mainly by means of capital contributions for a total of Ps. 165 million, which increased APSA’s equity interest in Tarshop from 80% to 98.59% as of December 31, 2009. Other actions were taken to improve the company’s management, including the following:

(i)	Streamlining of the operating structure to gear with the new business context.

(ii)	Revision of cash lending plans and financing of purchases at retail stores.

(iii)	Changes in the Loan Origination Policies.

(iv)	Strengthening of Collection Management scheme.

(v)	Analysis and implementation of new funding tools.

Thanks to the increased stringency in the origination requirements and the measures aimed at controlling portfolio delinquency, the loan portfolio including securitized coupons as of December 31, 2009 amounted to Ps. 543.8 million, 27.4% less than the Ps. 749.0 million portfolio posted in the same period of the previous fiscal year. Delinquent loans past 90 to 180 days represented 3.89% of the portfolio, which shows an improvement since December 2008 in the performance measured by this indicator.

The following chart illustrates the changes in the monthly volume of loan origination:

The following chart illustrates the changes in Loan Balance at the end of each month and the recovery of 3 to 6 month delinquency rates.

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Comercial, Inmobiliaria, Financiera y Agropecuaria

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Thus, net revenues decreaced 11.2% from Ps. 123.6 million for the six-month period ended December 31, 2008, to Ps. 111.7 million for the same period of the current fiscal year. Gross profit stood at Ps. 63.9 million and the operating result recorded an income of Ps. 18.3 million, which reflects an improvement when compared to the Ps. 113.8 million loss obtained in the six-month period ended on December 31, 2008. Net income for the six-month period ended on December 31, 2009 finally amounted to Ps. 11.2 million, continuing the positive trend of the previous quarter. This reflects a recovery in Tarshop S.A.’s results of operations, owing to the measures adopted and the improvement in capitalization combined with a relative stabilization in local financial markets, a decline in the write-off of bad debts and a decrease in operating expenses, confirming the diagnosis APSA had previously made.

Notwithstanding this recovery, APSA continues to work toward optimizing Tarshop S.A.’s performance and prepare it to address the current market conditions.

Finally, on December 29, 2009, Alto Palermo S.A. executed a stock purchase agreement with Banco Hipotecario S.A whereby Banco Hipotecario agreed the acquisition of 80% of Tarshop S.A.’s stock capital held by APSA. The transaction is subject to the occurrence of certain events, including the grant of the Argentine Central Bank’s consent, in compliance with the applicable laws.

The transaction price was fixed at US$ 26.8 million, payable as follows: US$ 5.4 million as of the date of execution of the referred agreement, whereas the remaining balance of US$ 21.4 million will be payable within 5 business days after the date the Argentine Central Bank gives notice of its consent to the transaction. Banco Hipotecario is in an unmatched position to endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

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Comercial, Inmobiliaria, Financiera y Agropecuaria

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IV c. Sales and Developments

In the six-month period ended December 31, 2009, revenues in the Sales and Developments segment amounted to Ps. 137.4 million, compared to Ps. 63.7 million for the same period of the previous fiscal year. This was mainly due to the disposition of offices in non-strategic buildings, including the sale of the “Edificios Costeros” building, located at Olga Cossettini 1553, Dock II, closed during the past quarter. The building was sold for US$ 18.0 million. These transactions were executed for amounts close to US$ 3,000 per square meter, comparable to the sums paid by IRSA to acquire to-quality assets such as Edificio República and Torre BankBoston before the current world financial crisis.

In addition, the results from the residential projects under development have started to be recognized.

Below the Company’s principal developments are described:

Caballito Nuevo, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and Koad S.A. (“Koad”), an Argentine developer, entered into an asset barter agreement valued at US$7.5 million pursuant to which IRSA sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo”, planned to span over a total area estimated at 28,000 sqm that will accommodate a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three room residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. IRSA estimates that KOAD S.A. will deliver to IRSA the title deed and possession over 118 apartments and 55 parking spaces in Tower 1 in the first half of calendar 2010, roughly equivalent to 25% of IRSA’s own square meters in compliance with the above-mentioned agreement. The degree of completion for Tower 1 is presently 95%. During 2009 IRSA executed preliminary sales agreements for 53 apartments and 22 parking lots representing 48.95% of the square meters to be received as barter. These transactions were executed for a sales value of about US$ 4.5 million.

Vicente López, Olivos, Province of Buenos Aires. In January 2007, IRSA acquired a company whose main asset is a plot of land located in Vicente Lopez, Province of Buenos Aires, for US$ 21.2 million.

At the same time, a plot of land adjacent to said property was acquired for a purchase price of US$ 15.0 million.

In April 2007, IRSA created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. Also at that time, IRSA and Cyrela (a Brazilian developer company) made contributions to CYRSA which include the plots of land and the debt related to the acquisition of the plot of land mentioned for CYRSA to develop its first project.

CYRSA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March 2008 under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project

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Comercial, Inmobiliaria, Financiera y Agropecuaria

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includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 square meters built for sale distributed in 467 units (including the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room, a work zone, indoor swimming pools, club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of CYRSA’s units on sale.

As of December 31, 2009, the degree of progress of the works is above 65.11%, and its conclusion and delivery are expected to occur over the course of fiscal year 2011.

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project, being implemented by Alto Palermo, spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of December 31, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2-G and 2-H) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

The barter of Lot 2-G comprises a total of 7,901 sqm to be applied to the construction of homes in exchange for 15 units to be built with an area of 1,504 sqm and 15 parking lots.

The barter of Lot 2-H comprises 11,687 sqm for sale, 22% of which (3,188 sqm) would be for Alto Palermo as consideration. This area represents 42 units and 47 car spaces.

The degree of progress of the works as of December 31, 2009 is 92% in Parcel 2-G and 23% in Parcel 2-H, and they are estimated to be completed in July 2010 and December 2011, respectively.

El Encuentro. During the second quarter of fiscal year 2010, IRSA received from Desarrolladora El Encuentro S.A., through a subsidiary, 110 functional units located in the residential community known as “El Encuentro” in the District of Tigre, Province of Buenos Aires, under a barter agreement previously executed by us.

Subasta Catalinas. In December 2009, a preliminary purchase agreement was executed in respect of a property located in “Catalinas Norte” in the City of Buenos Aires, adjacent to the office building known as “Torre BankBoston”. The plot extends over an area of 3,649 square meters. The price was fixed in the sum of Ps. 95.0 million, and as of the closing of the second quarter of fiscal year 2010, Ps. 19.0 million had been paid. The remaining balance will be payable at the time of execution of the deed of conveyance of title, scheduled for May 2010.

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Comercial, Inmobiliaria, Financiera y Agropecuaria

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Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated Real/Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units/Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of December 31 of fiscal years (Ps. 000) (6)			Book Value (Ps. 000) (7)
									2010	2009	2008
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	27,831	—	—
Rosario Plot Barter Receivable (8) (16)	04/30/99	—	4,692	80	63.34%	92.00%	0.00%	—	—	—	—	11,023
Caballito Plots (16)	11/03/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Caballito Plot Barter Receivable (Cyrsa) (14)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	21,263
Caballito Plot Barter Receivable (KOAD) (14)	11/03/97	—	6,833	118	100.00%	95.00%	48.95%	—	—	—	—	30,262
Libertador 1703 & 1755 (Horizons) (15)	01/16/07	378,898	59,000	467	50.00%	65.11%	99.00%	—	—	—	—	148,032
Otros Residential Apartments (9)	N/A	231,677	116,513	1,437				366,558	—	3,120	43,023	2,828

Subtotal Residential Apartments		675,824	209,656	2,131				420,498	142	30,951	43,023	217,837

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.21%	236,136	4,139	2,531	1,756	2,036
El Encuentro (15)	11/18/97	—	125,889	110	100.00%	100.00%	0.00%	11,830	—	—	—	10,304
Villa Celina I, II & III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—	—

Subtotal Residential Communities		135,697	1,610,764	1,602				261,994	4,139	2,607	1,756	12,340

Land Reserves
Puerto Retiro	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,343
Santa María del Plata	07/10/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,414
Pereiraola	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Alcorta Plot (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Rosario Plot (8)	04/30/99	—	31,000	—	63.34%	0.00%	19.85%	11,072	—	7,644	3,428	16,041
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Advance Catalinas Norte	12/17/09	—	3,650	—	100.00%	0.00%	0.00%	—	—	—	—	22,230
Baicom Plot	12/23/09	—	6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,183
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	258	6	—	21	5,706
Berutti Plot (8)	06/24/08	—	3,207	—	63.34%	0.00%	0.00%	—	—	—	—	53,002
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space (8)	09/24/97	—	21,406	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito Plot (8)	10/01/98	—	23,791	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos (8)	06/30/08	—	5,147	—	63.34%	100.00%	0.00%	—	—	—	—	32,949
Other Land Reserves (11)	N/A	—	13,596,833	—				1,041	—	—	—	30,012

Subtotal Land Reserves			20,844,693	—				85,492	6	7,644	3,449	436,964

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

DEVELOPMENT	Date of Acquisition	Estimated Real/Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units/Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of December 31 of fiscal years (Ps. 000) (6)			Book Value (Ps. 000) (7)
									2010	2009	2008
Others
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	14,783	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	—	—
Madero 1020	12/21/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	—	—	—
Della Paolera 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	6,850	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	6,137	—	—
Dock del Plata	11/15/06	—	7,133	N/A	100.00%	100.00%	100.00%	76,562	34,492	6,438	—	—
Libertador 498	12/20/95	—	5,579	N/A	100.00%	100.00%	100.00%	66,332	29,982	—	—	—
Costeros Building	03/20/97	—	5,271	N/A	100.00%	100.00%	100.00%	68,580	68,580
Laminar		—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823		—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Crucero I Stores		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	—	—	—
Others (12)	N/A	—	7,017	N/A	100.00%	100.00%	99.22%	24,565	—	3,055	—	—

Subtotal Others		—	63,458					575,986	133,123	22,480	14,783	—

TOTAL (13)		811,521	22,728,571	3,733				1,343,970	137,412	63,682	63,011	667,141

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Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of December 31, 2009, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Torres de Abasto through APSA, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermo Park, Torre Renoir II barter, Minetti D, Dorrego 1916 and Padilla 902 through IRSA.
(10)	Includes sales of shares in Abril.
(11)	Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo, Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134, C.Gardel 3128, Agüero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(12)	Includes the following property: Puerto Madero Dock XIII. It also includes income from termination (through IRSA and IBSA) and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(13)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Owned by CYRSA S.A.
(16)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at December 31, 2009 is 92% and with parcel “H” is 23%.

Hotels

Income from the Hotel segment dropped by 13.3%, down from Ps. 88.0 million for the first six months of fiscal year 2009 to Ps. 76.3 million for the same period of fiscal year 2010.

This result was mainly attributable to the decrease in average occupancy, which stood at 61.5% compared to 75.1% for the same period of the previous fiscal year, partially offset by the performance of the average rate, which in the first six-month period of fiscal year 2010 reached an average Ps. 667 per room rate, compared to Ps. 642 in the previous period. This drop in the occupancy average can be attributed to Hotel Llao-Llao and Hotel Intercontinental, whose average occupancy levels for the six-month period ended December 31, 2009 were 43.7% and 62.4%, respectively.

The main reason for these indicators is that they drag the cumulative negative results recorded during the first quarter of fiscal year 2010, during which the H1N1 influenza outbreak adversely affected the inflow of tourists. During the second quarter of fiscal year 2010 a reversion in this trend has been observed, and cumulative results for the six-month period ended as of December 31, 2009 have improved.

The following is information about IRSA’s hotels for the six-month period ended as of December 31, 2009.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Avg. Price per room Ps. (2)	Sales as of December 31 of fiscal year Ps./000			Book value as of 12/31/09 (Ps.000)
						2010	2009	2008
Intercontinental (3)	11/01/97	76.34%	309	62.4%	617	30,932	31,133	28,385	55,825

Sheraton Libertador (4)	03/01/98	80.00%	200	78.5%	456	18,037	20,583	17,594	41,988

Llao Llao (5)	06/01/97	50.00%	201	43.7%	1,141	27,307	36,260	29,995	82,424

Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	61.5%	667	76,276	87,976	75,974	202,137

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Comercial, Inmobiliaria, Financiera y Agropecuaria

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Notes:

1)	Accumulated average in the six-month period.
2)	Accumulated average in the six-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of IRSA)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

IV e. Investments in Other Companies by our Controlled Company IRSA

Acquisition of Interest in Hersha Hospitality Trust. In August 2009, IRSA and its subsidiaries acquired, for US$ 14.25 million, an equity interest in Hersha Hospitality Trust (“Hersha”) and warrants for the subscription of new shares to be exercised under certain conditions. As a result, IRSA became Hersha’s principal shareholder.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriott International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

After the closing of the second quarter of fiscal year 2009, IRSA through its subsidiaries subscribed a capital increase in Hersha for US$14.4 million. As a result of this subscription, the stake held by IRSA and its subsidiaries in Hersha amounts to 10.33% of its outstanding stock capital. If the above mentioned warrants are exercised IRSA’s holding would reach 14.77%.

Acquisition of Shares in Banco Hipotecario S.A. In line with the groups’ holdings’ consolidation strategy, in December 2009 IRSA acquired, through its subsidiaries, 10,328,193 class D shares of Ps. 1 par value per share of Banco Hipotecario S.A. and 3,238,652 ADRs of Banco Hipotecario S.A., representing 10 class D shares of Ps. 1 par value each, for a total amount of US$ 15.0 million. As a result of this acquisition, IRSA’s direct and indirect interest in Banco Hipotecario reached 26.86% over issued capital stock.

International Expansion

BrasilAgro

As of December 31, 2009, Brasilagro had 8 properties, with an aggregate surface area of 157,322 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offer high appreciation potential.

Farm	Province	Acquisition Date		Surface area (in hectares)	Main Business (Project)	Acquisition Cost (R$ MM)

Sao Pedro	Chapado do Céu (GO)	Sep-06		2,443	Sugar cane	R$	9.9
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06		32,375	Crops	R$	42.2
Jatobá (1)	Jaborandi (BA)	Mar-07		31,602	Crops and cotton	R$	35.4
Alto Taquari	Alto Taquari (MT)	Aug-07/Under analysis(2)		5,266	Sugar cane	R$	34.0
Araucária (3)	Mineiros (GO)	Apr-07		9,682	Sugar cane	R$	70.5
Chaparral	Correntina (BA)	Nov-07		37,129	Beef cattle / crops	R$	45.9
Nova Buriti	Januária (MG)	Dic-07		24,185	Forestry	R$	21.9
Preferencia	Barreiras (BA)	Sep-08 (2)		17,800	Beef cattle / crops	R$	10.7

			Total	160,482		R$	270.5

		Total owned by Brasil Agro (1)		157,322		R$	266.8

(1)	The Jatobá farm is owned by Jaborandi S.A., in which company Brasil Agro has a 90% ownership interest.
(2)	Subject to the sellers’ agreement with respect to certain conditions precedent.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

BrasilAgro finished sowing activities and has started arrangements for the harvest of 28 thousand soybean hectares (summer harvest) and 3.7 thousand of corn, rice and sorghum hectares. The total planted area as of December 31, 2009 exceeds 41 thousand hectares, in line with the company’s objective to reach 48,242 hectares in production during this season.

To date, Brasilagro has invested, including committed and disbursed amounts, 266.8 million Reais in land purchases, compared to an aggregate of 552.6 Reais raised in the initial public offering of shares. As of December 31, 2009, Brasilagro’s cash flow position was 224 million Reais.

Brasilagro will remain focused on the agricultural real estate segment, looking for new business opportunities with the aim of consolidating an important portfolio of properties, and on the development of its four main business lines: sugar cane, grains and cotton, forestry and beef cattle.

As of the closing of the first six months of fiscal year 2010, our investment in Brasilagro’s common shares was 22.89%.

Paraguay

As regards our farmland in the Republic of Paraguay, we started sowing approximately 3,000 hectares developed in the first stage and we have begun to develop approximately 3,000 hectares in the second stage, which are expected to be concluded this calendar year and which are to start production during the next fiscal year, entailing a further addition to the land devoted to agricultural production. As of the date of these financial statements, the summer planting had a 72% progress for soybean and a 22% progress for sorghum, reaching an aggregate of 1,000 planted hectares.

Bolivia

During the first six months of fiscal year 2010, we continued to carry out production activities over approximately 11,282 hectares. This farmland is fit for double-crop of different crops: it is possible to obtain better results per hectare in the same season. As of December 31, 100% of wheat and sunflower had been harvested and the other winter crops (corn, soybean and sorghum) were about to finish their harvest with acceptable yields. Including double crops, the distribution of crops over the hectares sown will be 73% soybean, 15% corn, 4% sorghum, 4% sunflower and 4% wheat. As of the date of publication of these financial statements, summer planting had been concluded with 1,374 hectares for corn and 5,173 for soybean.

VI. Investments in other companies

FyO.Com

In the period ended December 31, 2009 Futuros y Opciones.com S.A.’s revenues amounted to Ps. 19.9 million, 41.9% higher than the revenues posted in the same period of the previous year. The net result for the period was a Ps. 0.9 million loss.

Cactus Argentina S.A.

In the six month period ended December 31, 2009, Cactus Argentina S.A.’s consolidated operating income was Ps. 24.4 million, compared to the Ps. 9.4 million operating income obtained in the same period of the previous fiscal year. However, its net result for the period was a Ps. 1.5 million loss, mainly due to the negative result of Ps. 3.2 million generated by permanent investments held by Cactus in Exportaciones Agroindustriales Argentinas S.A. (meatpacking plant) because of the delay in the distribution of the Hilton Quota.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Main indicators for the six-month periods

ended December 31, 2009 and 2008:

Description		6 months ended December 31, 2009	6 months ended December 31, 2008%
Sales
Wheat		6,105	16,071	(62.0)%
Corn		45,173	42,939	5.2%
Sunflower		9,239	3,997	131.2%
Soybean		26,981	41,625	(35.2)%
Other		15,609	4,383	256.2%

Total Crop sales (tons)		103,107	109,013	(5.4)%

Beef sales (tons)		3,345	2,900	15.3%

Milk sales (thousand of liters)		11,280	11,325	(0.4)%

Production
Wheat		11,144	20,791	(46.4)%
Corn		20,721	14,376	44.1%
Sunflower		745	—	0.0%
Soybean		10,144	862	1,076.4%
Other		460	2,245	(79.5)%

Total Crops Production (tons)		43,214	38,274	12.9%

Beef Production (tons)		2,243	2,956	(24.1)%

Milk Production (thousand of liters)		11,398	11,452	(0.5)%

Operated surface area (in hectares)
Crops	Own lands[2]	53,542	40,712	31.5%
	Leased lands	43,054	63,087	(31.8)%
	Farms under concession[3]	11,024	8,064	36.7%
Beef	Own lands	102,689	96,501	6.4%
	Leased lands	26,980	32,716	(17.5)%
Milk	Own lands	4,637	4,106	12.9%
Sheep	Own lands	100,911	100,911	0.0%

Land reserves (in hectares)
	Own lands	228,686	216,203	5.8%
	Farms under concession	115,840	148,788	(22.1)%

Surface area under irrigation (in hectares)
	Own lands	3,762	3,762	0.0%
	Leased lands	—	1,276	0.0%

Storage capacity (tons)
	Own plants	10,000	10,000	0.0%

Beef cattle stock
Breeding		69,208	71,084	(2.6)%
Fattening		23,799	17,793	33.8%
Milking cows		8,127	7,925	2.5%

Total beef cattle stock (head)		101,134	96,802	4.5%

Daily average milking cows (head)		3,311	3,434	(3.6)%

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Note:

1-	This excludes Agro-Uranga S.A. (35.72% of 8,299 hectares)
2-	This includes the “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, located in Santa Cruz, Bolivia, and “Jerovia” located in the department of Boquerón, Paraguay.
3-	Lands under concession refer to our interest in Agropecuaria Anta S.A.

Other Relevant Facts

Dividend distribution and allocation of shares. On November 13, 2009, the Board of Directors resolved to start the procedure for granting and allocating ratably among the shareholders of the Company, 25,000,000 (twenty-five million) treasury shares of Ps. 1 par value each and entitled to one vote per share, issued by Cresud and purchased during fiscal year 2008-2009 in the context of the domestic and international markets’ turbulent scenario.

Between November 17 and November 22, 2009, certain holders of warrants exercised their right to purchase additional shares within the framework of the capital increase program implemented in March 2008. Accordingly, the Company issued 1,123 ordinary shares equivalent to 3,369 warrants. As a result of such exercise, the number of shares issued increased from 501,538,610 to 501,539,733.

On December 29, 2009, the Company reported that due to the ratable grant and allocation of shares among its shareholders, the terms and conditions of the outstanding warrants were amended as follows:

Number of shares to be issued per warrant:

•	Before the allocation: 0.33333333

•	After the allocation: 0.35100598

Price of the shares to be issued upon the exercise of warrants:

•	Before the allocation: US$1.6800

•	After the allocation: US$ 1.5954

In addition, the Company also resolved the payment of a cash dividend for Ps. 60,000,000 as from December 1, 2009, equivalent to an amount per share of approximately Ps. 0.12 and an amount per ADR of approximately Ps. 1.21.

Sale of Tali Sumaj. On December 17, 2009, a preliminary sales agreement was executed for the “TALI SUMAJ” farm (12,701 hectares) located in the Province of Catamarca. The transaction was agreed upon for US$ 4.8 million US$ 0.5 million of which have been collected and the balance will be collected on April 15, 2010.

Acquisition of Shares of BrasilAgro. During the six-month period ended December 31, 2009, we acquired 2,192,500 shares in BrasilAgro. Therefore, our equity interest in BrasilAgro now amounts to 22.89%.

Payment of dividends. After 10 years, IRSA resumed dividend payments in compliance with the policy proposed by the BOD. This policy provides for payment of 20% of the revenues from the “Office and other” segment as of June 30 of each year or an amount equal to 20% of the net income as of June 30 of each year, whichever is higher. As resolved by its Shareholders’ Meeting and Board Meeting, IRSA made available, as of November 17, 2009, a cash dividend of Ps. 31.7 million, equivalent to 5.5% of the stock capital, and an amount per share (Ps. 1 par value) of Ps. 0.05.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Alto Palermo’s purchase option. On January 14, 2010, IRSA announced the acquisition of an option to purchase Parque Arauco SA’s entire direct and indirect interest in Alto Palermo S.A., which represents 29.6% of Alto Palermo S.A.’s current stock capital. IRSA paid US$ 6 million for the option, which will be considered an advance payment of the final amount, fixed by both parties in US$ 126 million. The option may be exercised until August 31, 2010, extendable to November 30 of this year.

The company believes that once the transaction is perfected, apart from being an excellent business opportunity it will also imply the consolidation of IRSA’s position in the Argentine shopping center market, placing it at the forefront of this industry.

VIII. Consolidated Financial Debt

Cresud

As of December 31, 2009 we had borrowed a total of US$ 118.10 million equivalent. The following table contains a breakdown of Cresud’s indebtedness.

CRESUD’s debt	Currency of issuance	Outstanding principal amount in US $ MM equivalent	Rate	Maturity date

Short-term debt (2)	AR$/ US$	US$ 60.55	Variable	Up to 180 days

Crop production financing	US$	US$ 37.02	Variable	Up to 222 days

Tranche I, Series I Notes (Argentine law)	AR$	US$ 4.07	Variable (Badlar+3.0)%	Jun-10

Tranche I, Series II Notes (Argentine law)	US$	US$ 8.97	Fixed (7.20)%	Sep-10

Bolivia farms(1)	US$	US$ 6.29	—	Nov-10

Seller Note Cactus	US$	US$ 1.20	—	Jun-10

Total debt		US$ 118.10

Note: The exchange rate considered for the loans was US$ 1= Ps.3.80, corresponding to the seller’s exchange rate quoted by Banco de la Nación Argentina as of December 31, 2009.

(1)	Shown in the caption Other indebtedness in the Consolidated Balance sheet.
(2)	It includes US$ 8.0 million disclosed in the Balance Sheet under “Other Debts”.

As a consequence of the purchase of farms in the Republic of Bolivia, mortgages have been raised over them. As of December 31, 2009, the mortgage on the “Las Londras” farm amounts to US$ 2.5 million, with its maturity date having been set for November 11, 2011; the mortgage over the farms “San Cayetano” and “San Rafael” amounts to US$ 1.9 million and it is set to expire on November 11, 2010 and the mortgage over the “La Fon Fon” farm amounts to US$ 1.9 million and it is set to expire on November 11, 2010.

On September 30, 2009, Cresud made the final payment corresponding to the mortgage loan for the acquisition of the “San Pedro” farm. The payment was for US$ 1.8 million.

In the framework of the Global Note Program for a principal amount of up to US$ 50.0 million, the First Tranche of Negotiable Obligations was issued on September 11, 2009 which totaled Ps. 50.0 million in two series:

Series I, for Ps. 15.5 million and maturing 270 days as from the date of issuance, accrues interest at the Private Badlar variable interest rate plus a 3% spread, which will be payable on a quarterly basis. Series I Notes are due in a single installment on June 8, 2010.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Series II for a US$-denominated principal amount of US$ 8.97 million equivalent to Ps. 34.5 million, matures in a single installment on September 13, 2010 and accrues interest at a fixed 7.20% interest rate applied to the US$-denominated principal, which will be payable on a quarterly basis.

Bids have been received for an amount equivalent to Ps. 112.9 million for an issuance of Ps. 50.0 million, which entails a demand equivalent to 2.25 times the amount offered.

IRSA and APSA

As of December 31, 2009, the composition of IRSA’s financial debt was as follows:

IRSA’s debt (without APSA)	Issue Currency	Outstanding Principal In equivalent US$ MM(5)	Rate	Maturity

Short-term debt	AR$	US$ 31.7	Float	Less than 180 days
Acquisition of shares in BHSA	US$	US$ 6.7	—	Aug-10
Acquisition of Land Reserve Catalinas	US$	US$ 20.0	—	May-10
Guaranteed loans for Hoteles Argentinos	US$	US$ 5.1	libor + 700 bps	Mar-10
Acquisition of the Edificio República building	US$	US$ 26.8	12.00%	Apr-13
IRSA’s Notes (American Law)	US$	US$ 150.0(1)	8.50%	Feb-17
Total Debt		US$ 240.3
APSA’s Debt	Issue Currency	Outstanding Principal In equivalent US$ MM	Rate	Maturity

Short-term debt	AR$	US$ 22.3	Float	Less than 180 days
Acquisition Arcos del Gourmet	US$	US$ 3.7	—	Nov-11
Acquisition of Beruti Plot	US$	US$ 4.5	0.00%	Feb-10
Series I Notes (American Law)	US$	US$ 120.0(2)	7.88%	May-17
Series II Notes (Argentinian Law)	AR$	US$ 28.9(3)	11.00%	Jun-12
Series III Notes (Argentinian Law)	AR$	US$ 14.7	Badlar + 300 bps	May-11
Series IV Notes (Argentinian Law)	AR$	US$ 6.6	6.75%	May-11
Total Debt		US$ 200.7
APSA’s Convertible Notes (4)	US$	US$ 15.5	10.00%	Jul-14

(1)	Includes US$ 33,152,000 in principal amount held by Cresud, which have been eliminated from the accounting as a result of its consolidation into Cresud.
(2)	Includes US$ 5,000,000 in principal amount held by Cresud, US$ 39,643,000 in principal amount held by IRSA and US$ 5,000,000 in principal amount held by APSA, which have been eliminated from the accounting as a result of its consolidation into Cresud.
(3)	As of December 31, 2009 Alto Palermo S.A. repurchased a principal amount equivalent to 4,818,000 of Series II Notes and IRSA keeps a principal amount of 15,100,000 of Series II Notes in its portfolio.
(4)	It does not include 31,738,262 of APSA’s Convertible Negotiable Obligations held by IRSA.
(5)	Exchange rate used: US$ 1 = ARS 3.80

IX. Prospects for the coming quarter

Last year’s adverse weather conditions have ended, giving way to improved records; therefore, prospects for the development of our agricultural production in this season are favorable. Furthermore, we see an improvement in this fiscal year in the relationship between our input costs and our products’ prices, which should favorably impact on results at the time the largest part of our production income starts to be recognized as from the next quarter.

As concerns beef cattle, the decrease in supply in the local industry caused by the drop in beef production figures and lower birth rates combined with a sustained demand has led to an upward trend in price levels, which we expect will remain steady or even increase in the medium term.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Regarding the development of marginal areas, we will continue to develop further hectares intended for agricultural and beef-cattle production in our Los Pozos farm. Besides, we are planning to add more land for agricultural and beef-cattle activities in our farmlands in Paraguay, where we expect to have 9,000 productive hectares for the 2010/2011 season.

In the next months, the market scenario for the next season will be defined. The prospects for production in South America are very favorable given the good weather conditions expected for this calendar year. As concerns other market factors, Asia’s long-term food demand seems sustained as regards quantity and quality, and there are low levels of corn and soybean stock in the United States.

In this sense, we continue to analyze investment alternatives in the region, where the soil, weather and infrastructure conditions are optimum for agricultural development. We consider that there is an appealing opportunity to acquire and develop agricultural farmlands in South America, replicating our business model.

Regarding IRSA, its business performance has remained solid, as it successfully went through a hard 2009 thanks to the quality of its assets, and this has translated into high occupancy levels and cash flow generation capacity.

The shopping centers maintain high occupancy levels and adhesion by tenants. The rhythm of sales in the shopping centers recovered during the second quarter of fiscal year 2010 after the deceleration experienced in the first quarter as a consequence of the H1N1 influenza outbreak. Tenants adhere to APSA’s new proposals, as shown by Dot Baires’ occupancy levels. APSA will continue working to improve the services offered to APSA’s tenants and consumers, seeking to maintain high occupancy levels and traffic in APSA’s shopping centers and sales growth rates. We believe that Alto Palermo is a unique vehicle for accessing the Shopping Center business in Argentina, and the reason that prompted us to agree upon the purchase option for the minority stake held by Parque Arauco S.A., that should be exercised during this year.

As concerns the Consumer Finance business, the first half of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new economic scenario. APSA will continue to work with the aim of improving the operating and financial performance of this segment, and in pursuit of this goal they aspire to complete the sales process of Tarshop S.A.’s majority interest to Banco Hipotecario S.A., that will endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

As concerns the Office and Rental Properties segment, despite the year-on-year drop in occupancy levels lease revenues have remained firm, both in pesos and dollars. IRSA believes that there is some stagnation in the market in terms of occupancy rates and pricing levels caused by the market conditions and the addition of footage, mainly in the northern area of the City of Buenos Aires and Greater Buenos Aires. To face this, IRSA has a unique premium portfolio in downtown Buenos Aires that awakens interest among top-quality lessees in the market. IRSA will continue working toward maintaining high occupancy levels and optimizing their portfolio mix.

Regarding the Sales and Development segment, IRSA will make progress in the works schedule of the Horizons project through their subsidiary Cyrsa, where IRSA have already started to recognize revenues. As concerns other ventures, IRSA will continue sales in the Caballito Nuevo complex, in which work progress stands at 95% in Tower 1, and IRSA will continue to work aimed at launching the project that involves the construction of tower buildings in the property adjacent to Shopping Abasto.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2009 and 2008, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2009 and 2008 and the complementary notes 1 to 24 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at December 31, 2009 and 2008, and the related consolidated statements of income and of cash flows for the six-month periods ended December, 2009 and 2008 and notes 1 to 19, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2009 and 2008, on which we issued our unqualified report dated September 8, 2009, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2009 and 2008 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2009.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At December 31, 2009, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to Ps. 977,562 none of which was claimable at that date.

Autonomous City of Buenos Aires, February 11, 2010.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 19, 2010